QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 20, 2005

Registration No. 333-[            ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

WILLIS LEASE FINANCE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5080 (Primary Standard Industrial Classification Code Number)	68-0070656 (IRS Employer Identification Number)
2320 Marinship Way, Suite 300, Sausalito, CA 94965 (415) 275-5100 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Charles F. Willis, IV
Chief Executive Officer and Director
Willis Lease Finance Corporation
2320 Marinship Way, Suite 300
Sausalito, California 94965
(415) 275-5100
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copy to:
Peter T. Heilmann, Esq. Gibson, Dunn & Crutcher LLP One Montgomery Street, Suite 3100 San Francisco, California 94104 (415) 393-8200	Ralph F. MacDonald III, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Preferred Stock, $0.01 par value	4,600,000(1)	$10.00	$46,000,000	$4,922

(1)
Includes shares that the underwriters have the option to purchase from the Registrant to cover over-allotments, if any. Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 20, 2005

PROSPECTUS

4,000,000 Shares

Willis Lease Finance Corporation

[        ]% Series A Cumulative Redeemable Preferred Stock
Liquidation Preference $10.00 Per Share

        We are offering 4,000,000 shares of our Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, which we refer to as our "Series A Preferred Stock." We will pay cumulative dividends on the Series A Preferred Stock when, as and if declared by our board of directors, in the amount of $[        ] per share each year, which is equivalent to an annual rate of [        ]% of the $10.00 liquidation preference per share. Dividends on the Series A Preferred Stock will be payable monthly on the 15th day of each month, or if such day is not a business day, the next succeeding business day. The first dividend payment date in respect of the Series A Preferred Stock is expected to be [        ] 15, 2006. Holders of the Series A Preferred Stock will generally have no voting rights, but may elect two directors if we fail to pay dividends for an aggregate of 18 or more months (consecutive or nonconsecutive) and also may vote in certain other limited circumstances.

        We expect the public offering price of the Series A Preferred Stock to be $10.00 per share. Currently, no public market exists for our Series A Preferred Stock. We expect that the Series A Preferred Stock will trade on the Nasdaq National Market under the symbol "WLFCP." The shares of Series A Preferred Stock are expected to be delivered to investors on or about [        ], 2006.

        Investing in the Series A Preferred Stock involves a high degree of risk. See "Risk Factors" beginning on page 11 of this prospectus.

	Per Share	Total

Public offering price	$10.00	$40,000,000

Underwriting discount and financial advisory fee(1)	$0.525	$ 2,100,000

Proceeds, before expenses, to us(2)	$9.475	$37,900,000

(1)
This includes a financial advisory fee of 0.75% of the gross proceeds payable to Ferris, Baker Watts, Incorporated.

(2)
We have granted the underwriters a 30-day option to purchase up to 600,000 additional shares of Series A Preferred Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the underwriters exercise this option, the underwriters shall also pay us accrued dividends on the shares so purchased from the original offering date through the day of such subsequent sale.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ferris, Baker Watts Incorporated	Wedbush Morgan Securities Inc.

The date of this prospectus is [                        ]

        The design logo for Willis Lease Finance Corporation is our trademark. All other copyrights, trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding to invest in our Series A Preferred Stock. We urge you to read this entire prospectus and the information incorporated by reference herein carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The terms "the Company," "we," "us," and "our" refer to Willis Lease Finance Corporation, a Delaware corporation, and its subsidiaries. For purposes of this prospectus, references to our engine portfolio include all engines owned by Willis Engine Securitization Trust unless otherwise stated to the contrary. See "Business—The WEST Securitization."

Our Company

        We are a leading lessor of commercial aircraft engines. Our strategy is to lease engines to a diverse worldwide market of passenger airlines and air cargo carriers (together, referred to as "commercial aircraft operators" throughout this prospectus), and maintenance and repair organizations, or "MROs."

        Commercial aircraft operators need engines in addition to those installed on the aircraft that they operate. These spare engines are required for various reasons, including requirements that engines be inspected and repaired at regular intervals based on equipment utilization. Furthermore, unscheduled events such as mechanical failure, Federal Aviation Administration ("FAA") airworthiness directives or manufacturer-recommended actions for maintenance, repair and overhaul of engines can result in the need for spare engines to permit uninterrupted operation of aircraft. Commercial aircraft operators and others in the industry generally estimate that the total number of spare engines needed is approximately 15% of the total number of installed engines. Today it is estimated that there are nearly 35,000 engines installed on commercial aircraft (excluding regional jets, which are defined as those with 100 seats or less). Accordingly, we estimate that there are approximately 5,000 spare engines in the market, including both owned and leased spare engines.

        Our engine portfolio consists of noise-compliant Stage III commercial jet engines manufactured by CFM International ("CFMI"), General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines ("IAE"). These engines generally may be used on one or more aircraft types and are the most widely used engines in the world, powering Airbus, Boeing and McDonnell Douglas aircraft. Our portfolio is continually changing due to acquisitions and sales. As of September 30, 2005, we had a total portfolio consisting of 120 engines and related equipment, five aircraft, and three spare parts packages. We have 51 lessees in 27 countries. We also seek, from time to time, to act as leasing agent of engines for other parties.

        As of September 30, 2005, all of our leases were operating leases. Although we have no current plans to enter into finance leases, we may enter into finance leases in the future. Under operating leases, we retain the potential benefit and assume the risk of the residual value of the aircraft equipment, in contrast to capital or financing leases where the lessee has more of the potential benefits and risks of ownership. Operating leases allow commercial aircraft operators greater fleet and financial flexibility due to the relatively small initial capital outlay necessary to obtain use of the aircraft equipment, and the availability of short and long term leases to better meet their needs. Operating lease rates are generally higher than finance lease rates, in part because of the risks associated with the residual value. In order to facilitate the financing and leasing of engines each engine is generally owned through a statutory or common law trust that is wholly owned by us or our other subsidiaries. Our statutory or common law trusts that directly hold engines do not have any debt obligations or creditors that restrict such trusts' distributions to us and we do not intend for them to incur any such obligations in the future.

        We describe all of our current leases as triple-net operating leases. A triple-net operating lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of the engines, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The leases contain detailed provisions specifying maintenance standards and the required condition of the engine upon return at the end of the lease. During the term of the lease, we generally require the lessee to keep detailed maintenance records and maintain the engine in accordance with an approved maintenance program designed to meet applicable regulatory requirements in the jurisdictions in which the lessee operates. Under short-term leases and certain medium-term leases, we may undertake a portion of the maintenance and regulatory compliance risk.

        We typically acquire the engines with a combination of equity capital and funds borrowed from financial institutions. Substantially all of our assets secure our related indebtedness. We usually borrow 80% to 83% of an engine's purchase price. We typically acquire engines in a sale-lease back transaction or portfolio acquisition directly from our customers or from other lessors. From time to time, we selectively acquire engines prior to a firm commitment to lease or sell the engine, depending on the price of the engine, market demand and our expectations that we can lease or sell such engines.

The WEST Securitization

        Willis Engine Securitization Trust, or "WEST," is a special-purpose, bankruptcy remote, Delaware statutory trust that is wholly-owned by us and consolidated in our financial statements. We established WEST to acquire and finance engines owned by another of our wholly-owned subsidiaries, WEST Engine Funding LLC (formerly Willis Engine Funding LLC) and provide us additional financial capacity and flexibility. WEST's obligations under these notes are serviced by revenues from the lease and disposition of its engines, and are secured by all its assets, including all its interests in its engines, its subsidiaries, restricted cash accounts, engine maintenance reserve accounts, all proceeds from the sale or disposition of engines, and all insurance proceeds. We have not guaranteed any obligations of WEST and none of our assets secure such obligations.

        We are the servicer and administrative agent for WEST. Our annual fees for these services are 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines payable to us monthly, and a fee of 3% of the net proceeds from the sale of any engines. As WEST is consolidated in our financial statements these fees eliminate on consolidation. Proceeds from engine sales will be used, at WEST's election, to reduce WEST's debt or to acquire other engines.

        At the closing in August 2005, WEST agreed to acquire 61 engines from us by acquiring WEST Engine Funding LLC (58 engines) and three engines directly from us. As a result of the transfer of engines from us to WEST, these engines are managed to repay the noteholders of WEST and for us as the equity holder of WEST. These transactions did not change the book value of the engines in the consolidated financial statements. As of September 30, 2005, 55 WEST engines were leased to 29 lessees based in 16 countries in North America, Europe, Central and South America, the Middle East and Asia. One WEST engine had been sold and two were off-lease. Three engines were transferred to WEST in October 2005.

        WEST acquired these engines from us with the net proceeds of the issuance of $228.3 million aggregate principal amount of secured term notes issued by WEST (also called the Series 2005-A1 Floating Rate Notes and Series 2005-B1 Floating Rate Notes) (collectively, the "asset-backed securitization"). We used these funds, net of a $3.0 million discount on the Series 2005 A-1 Floating Rate Notes, to pay off $203.7 million of our indebtedness, pay transaction expenses of approximately $6.4 million, fund the cash accounts and required liquidity facilities for the trust of approximately $9.4 million and received cash of approximately $6.0 million for general corporate purposes when the remaining engines were transferred to WEST. WEST also provides a warehouse financing facility of approximately $113.6 million in aggregate principal amount of secured revolving notes (also called Series 2005-A2 Floating Rate Notes and Series 2005-B2 Floating Rate Notes), which may be increased, subject to certain conditions, to $171.4 million to acquire additional engines for lease, to maintain engines and pay certain amounts on WEST's term notes.

        WEST gives us the flexibility to manage the portfolio to adapt to changes in aircraft fleets and customer demand over time, benefiting both the company and WEST's investors. The asset-backed securitization provides a significant improvement to our capital structure by better matching debt maturity to asset life. It includes a $113.6 million warehouse facility to provide additional borrowing capacity, which offers new capital to fund growth and, more importantly, provides a structure for regular placement of additional term notes in the future as the warehouse matures. When term notes are issued to refinance the warehouse borrowings, the warehouse will again be available for new engine purchases, giving us a platform to fund our growth far into the future.

Our Competitive Advantages

        We are uniquely positioned in the market and remain competitive, in part, due to our following advantages:

  •
  We have an entrepreneurial culture and our size and independent ownership structure gives us a unique ability to move faster than our competition.

  •
  Our independent ownership allows us to meet customer needs without regard to any potentially conflicting affiliate demands to use their engines or services.

  •
  We have significant technical expertise and experience.

  •
  We have extensive industry contacts/relationships—worldwide.

  •
  We have a trusted reputation for quality engines and engine records.

  •
  We have a diverse portfolio by customer, geography and engine type.

  •
  We have a diverse product offering (by engine type and types of leases).

Market Overview for Spare Engines

        Historically, commercial aircraft operators owned rather than leased their engines. As engines become more powerful and technically sophisticated, they also become more expensive to acquire and maintain. Due to cash constraints on commercial aircraft operators and the costs associated with engine ownership, commercial aircraft operators have become more cost-conscious and now utilize operating leases for a portion of their engines. As a result, commercial aircraft operators are able to better manage their finances utilizing operating leases of engines in this capital-intensive business. Engine leasing is a specialized business that has evolved into a discrete sector of the commercial aviation market. Participants in this sector need access to capital, as well as specialized technical knowledge, in order to compete successfully.

        Growth in the spare engine leasing industry is dependent on two fundamental drivers:

  •
  the number of commercial aircraft, and therefore engines, in the market; and

  •
  the proportion of engines that are leased, rather than owned, by commercial aircraft operators.

We believe both drivers will increase over time.

Increased number of aircraft, and therefore engines, in the market

        We believe that the number of commercial and cargo aircraft, and hence spare engines, will increase. Airbus Industries estimates that there are roughly 11,000 aircraft (excluding regional jets) as of 2004 and projects this will grow to approximately 21,500 aircraft (excluding regional jets) by 2023. Aircraft equipment manufacturers have predicted such an increase in aircraft to address the rapid growth of both passenger and cargo traffic in the Asian markets, as well as demand for new aircraft in more mature markets.

Increased lease penetration rate

        Spare engines provide support for installed engines in the event of routine or other engine maintenance or unscheduled removal. The number of spare engines needed to service any fleet is determined by many factors. These factors include:

  •
  the number and type of aircraft in an aircraft operator's fleet;

  •
  the geographic scope of such aircraft operator's destinations;

  •
  the time an engine is on-wing between removals;

  •
  average shop visit time; and

  •
  the number of spare engines an aircraft operator requires in order to ensure coverage for predicted and unscheduled removals.

        We believe that commercial aircraft operators are increasingly considering their spare engines as significant capital assets, where operating leases may be more attractive than capital leases or ownership of spare engines. Some believe that the industry estimate (that the total number of spare engines needed is approximately 15% of the total number of installed engines) is a conservative estimate. Some also believe that currently as many as 20% of the spare engine market falls under the category of leased engines. Industry analysts have forecast that the percentage of leased engines is likely to rise over the next 15 years as engine leasing follows the growth of aircraft leasing. We believe this trend is due to the increasing cost of newer engines, the anticipated modernization of the worldwide aircraft fleet and the significant cost associated therewith, and the emergence of new niche-focused airlines which generally use leasing in order to obtain their capital assets.

Recent Developments

        We have formed a joint venture, WOLF A340, LLC, a Delaware limited liability company, ("WOLF") in which we hold a fifty percent membership interest. On December 9, 2005, WOLF entered into two Sale and Purchase Agreements with Boeing Aircraft Holding Company, each of which provides for the purchase by WOLF of one Airbus A340-313 aircraft for a purchase price of $48 million, or a total for two aircraft of $96 million. These aircraft are currently leased to Emirates with remaining lease terms of 90 and 92 months. The purchase price will be funded by WOLF with a non-recourse loan of $76.8 million, and the balance will be funded equally by WOLF's two members. The loan will be secured by all of WOLF's assets and the members' interests in WOLF.

        Monica J. Burke tendered her resignation as our Executive Vice President and Chief Financial Officer on November 30, 2005 to be effective as of January 1, 2006. It is anticipated that Ms. Burke will remain employed by us through January 15, 2006. Robert M. Warwick, our current Chief Accounting Officer has been appointed and accepted the position of Executive Vice President and Chief Financial Officer effective as of January 1, 2006 for an indefinite term. Mr. Warwick, age 50, has worked for us as Chief Accounting Officer since September 27, 2005 and as the Director of Finance since June 26, 2005. Prior to joining us, Mr. Warwick served as the Chief Financial Officer for The Bar Association of San Francisco, and was the Controller for Catholic Healthcare West. Prior to that,

Mr. Warwick was the Controller for the San Mateo Times Newspaper Group and subsequently the Marin Independent Journal.

General Information

        We are a Delaware corporation. Our executive offices are located at 2320 Marinship Way, Suite 300, Sausalito, California 94965, and our general telephone number is: (415) 275-5100.

        We maintain a website at www.willislease.com where our most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all recent amendments to those reports are available without charge, as soon as reasonably practicable following the time we file them with or furnish them to the SEC. See "Where You Can Find More Information" elsewhere in this prospectus. Information contained on our website is not part of this prospectus.

THE OFFERING

Series A Preferred Stock:	4,000,000 shares of [ ]% Series A Cumulative Redeemable Preferred Stock (4,600,000 shares if the underwriters' over-allotment is exercised in full).
Offering Price per Share:	$10.00
Payment and Settlement:	We expect that the Series A Preferred Stock will be ready for delivery against payment through the facilities of The Depository Trust Company on or about [ ].
Form:	The Series A Preferred Stock will be issued and maintained in book-entry form and registered in the name of the nominee of The Depository Trust Company, except under certain limited circumstances.
Dividends:
Holders of the Series A Preferred Stock will be entitled to receive, when, as and if declared by our board of directors, cumulative cash dividends on the Series A Preferred Stock at an annual rate of [ ] % of the $10.00 liquidation preference (equivalent to $[ ] per year per share of Series A Preferred Stock). Our revolving credit facility prohibits our declaration or payment of dividends on shares of any class or series of our capital stock, including our Series A Preferred Stock if an event of a default under such facilities has or will occur and remains uncured.

To the extent declared by our board of directors, dividends will be payable monthly on the 15th of each month, or if not a business day, the next succeeding business day, provided that the first dividend will be paid on a date that is at least 45 days after the initial sale of the Series A Preferred Stock to the public. Dividends paid will be cumulative from and including [ ]. The first dividend is expected to be paid beginning on [ ] 15, 2006. Our board of directors is not required to declare these dividends, and holders of the Series A Preferred Stock cannot force it to do so. Accrued and unpaid dividends on the Series A Preferred Stock will not bear interest. We will not be permitted to pay or set aside dividends on any of our capital stock ranking junior to the Series A Preferred Stock unless we have paid or set aside for payment all dividends in arrears, if any, on the outstanding shares of the Series A Preferred Stock and any other series of stock ranking equally to the Series A Preferred Stock.

Ratio of Earnings to Fixed Charges:
Our ratio of earnings to fixed charges and preferred dividends for the year ended December 31, 2000 was 1.36, for the year ended December 31, 2001 was 1.38, for the year ended December 31, 2002 was 1.29, for the year ended December 31, 2003 was 1.48, for the year ended December 31, 2004 was 1.48 and for the nine month period ended September 30, 2005 was 1.15. See "Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions" included elsewhere in this prospectus.
Ranking:
The Series A Preferred Stock will rank junior to all our indebtedness and senior to our common stock and to any other of our equity securities that we may issue in the future that by their terms rank junior to the Series A Preferred Stock with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding up. We can issue additional shares of Series A Preferred Stock and preferred stock that ranks equally in priority as the Series A Preferred Stock, but cannot issue any preferred stock that ranks senior to the Series A Preferred Stock.
Liquidation Preference:
If we liquidate, dissolve or wind-up, holders of the Series A Preferred Stock will have the right to receive $10.00 per share, plus all accrued and unpaid dividends (whether or not declared) up to the date of payment of such amount, after payment of all our indebtedness and lease obligations, and before any payments are made to the holders of our common stock and any other equity securities ranking junior to the Series A Preferred Stock.

Holders of the Series A Preferred Stock will not have a liquidation preference if we consolidate or merge with or into any other corporation, trust or entity, or if any corporation, trust or other entity consolidates or merges with or into us, or if all or substantially all of our property or business is sold, leased or conveyed, because those events will not be deemed to be a liquidation, dissolution or winding up of our business.

Further, if in a consolidation, merger or otherwise, we are not the surviving entity, and if the Series A Preferred Stock remains outstanding and is exchangeable for a security of the surviving entity with terms that are materially the same as the terms of the Series A Preferred Stock, then the occurrence of such event will not be deemed to materially or adversely affect holders' rights, preferences, privileges or voting powers.

No Maturity:
The Series A Preferred Stock has no stated maturity date. After [ ], 2011, we may, but are not required to, redeem the shares. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless we decide to redeem them, or they are otherwise cancelled or exchanged.
No Conversion:	The Series A Preferred Stock is not convertible into any of our property or other securities.
Optional Redemption by Us:	We may not redeem the Series A Preferred Stock prior to [ ], 2011.

On or after [ ], 2011, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time and from time to time, on any scheduled dividend payment date for cash at a price of $10.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. We are not required to create a sinking fund or otherwise set aside funds to redeem the Series A Preferred Stock. We may not redeem a portion of the Series A Preferred Stock if fewer than 20% of the original number of shares of Series A Preferred Stock issued (including pursuant to any future issuance) would remain outstanding after the redemption.
Limited Voting Rights:	Holders of the Series A Preferred Stock will generally have no voting rights.

However, if dividends on any outstanding Series A Preferred Stock have not been paid for an aggregate of 18 or more months (whether consecutive or nonconsecutive) and remain unpaid, holders of the Series A Preferred Stock will be entitled to vote as a separate class with other holders of Series A Preferred Stock and holders of all other series of our preferred stock upon which like voting rights have been conferred, and will be entitled to elect two additional directors to serve on our board of directors until all unpaid dividends on the Series A Preferred Stock have been paid.

In addition, certain material and adverse changes to the terms of the Series A Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock.
Absence of Trading Market:
The Series A Preferred Stock is a new issue of securities with no established trading market. Accordingly, we cannot provide any assurance as to the development, liquidity or continuation of any market for the Series A Preferred Stock.
Listing:	We have applied to list the Series A Preferred Stock on the Nasdaq National Market under the symbol "WLFCP."

Transfer Agent:	American Stock Transfer and Trust Company
Use of Proceeds:
We intend to use $[ ] of the estimated net proceeds of this offering (approximately $[ ] if the underwriters' over-allotment is exercised in full), to grow the business, primarily by purchasing additional engines, and for general corporate purposes.
Net proceeds are what we expect to receive after paying underwriting discounts and estimated expenses of this offering. See "Use of Proceeds" on page 26 in this prospectus for more information.
Risk Factors:	Investing in our Series A Preferred Stock involves a high degree of risk. See "Risk Factors" beginning on page 11 in this prospectus.

SUMMARY FINANCIAL DATA

        The following table sets forth summary historical financial and operating data on a consolidated basis for the Company. We anticipate that our historical financial results will not necessarily be indicative of our future performance.

        The summary historical balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 and the summary statement of income data for each of the years in the five-year period ended December 31, 2004 have been derived from the historical consolidated financial statements, as restated, (see Note 2 in the consolidated financial statements) audited by KPMG, our independent registered public accounting firm, whose report with respect to the balance sheet as of December 31, 2003 and 2004 and the statement of income for each of the years in the three year period ended December 31, 2004, as restated, is included elsewhere in this prospectus. The summary financial data as of September 30, 2004 and 2005 has been derived from the unaudited historical consolidated financial statements of the Company and includes all adjustments, consisting of normal and recurring adjustments, necessary for a full presentation of this data. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial information presented in the following table is not necessarily indicative of the financial condition, results of operations or cash flows of any other interim or yearly periods.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)	(as restated, unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Revenue:
Lease revenue	$49,012	$60,515	$55,397	$56,977	$58,177	$43,094	$46,193
Gain on sale of leased equipment	8,129	5,636	482	2,372	3,085	1,197	4,163
Other income	489	—	—	520	677	536	285

Total revenue	$57,630	$66,151	$55,879	$59,869	$61,939	$44,827	$50,641

Income from continuing operations	$5,474	$5,828	$3,835	$5,093	$5,483	$3,584	$2,024

Net income	$7,189	$5,129	$3,835	$5,093	$5,483	$3,584	$2,024

Basic earnings per common share	$0.96	$0.58	$0.43	$0.58	$0.61	$0.40	$0.22
Diluted earnings per common share	$0.95	$0.58	$0.43	$0.57	$0.59	$0.39	$0.21
Cash dividends declared per common share	—	—	—	—	—	—	—
Average common shares outstanding	7,512	8,771	8,831	8,840	8,925	8,908	9,050
Diluted average common shares outstanding	7,607	8,892	8,851	8,888	9,276	9,261	9,479
Balance Sheet Data:
Total assets	$454,930	$531,453	$542,995	$560,022	$585,458	$570,470	$614,486
Debt (includes capital lease obligation)	$301,346	$359,547	$364,680	$362,395	$369,840	$357,324	$388,547
Shareholders' equity	$95,065	$100,956	$104,905	$110,062	$116,468	$114,253	$119,260
Debt to equity ratio	3.17	3.56	3.48	3.29	3.18	3.13	3.26
Net cash provided by operating activities	$27,039	$29,628	$27,462	$32,595	$30,121	$24,155	$23,234
Lease Portfolio:
Engines at end of the period—continuing operations	100	110	120	119	115	114	120
Engines at end of the period—discontinued operations(1)	10	4	—	—	—	—	—
Spare parts packages at the end of the period	4	4	4	4	3	4	3
Aircraft at the end of the period	6	6	6	7	5	5	5

(1)
On November 30, 2000, we sold our engine parts and components subsidiary, Willis Aeronautical Services, Inc. and our membership interest in our engine repair joint venture, Pacific Gas Turbine Center, LLC. Accordingly, our parts operations and equity share of the results of the joint venture are accounted for as discontinued operations.

RISK FACTORS

        You should consider carefully the risks described below, together with all of the other information in this prospectus and the information incorporated by reference into this prospectus, before you decide to invest in our Series A Preferred Stock. Investing in our Series A Preferred Stock involves a high degree of risk. Our business, financial condition, results of operations and cash flows could be adversely affected by any of these risks and could cause you to not receive dividends or distributions on our Series A Preferred Stock, or to lose all or part of your investment.

Risks Relating to Our Business

  We are affected by the risks faced by commercial aircraft operators and MROs because they are our customers.

        Commercial aircraft operators are engaged in economically sensitive, highly cyclical and competitive businesses. We are a supplier to commercial aircraft operators and MROs. As a result, we are indirectly affected by all the risks facing commercial aircraft operators and MROs, which are beyond our control. Our results of operations depend, in part, on the financial strength of our customers and our customers' ability to compete effectively in the marketplace and manage their risks. These risks include, among others:

  •
  general economic conditions in the countries in which our customers operate, including changes in gross domestic product;

  •
  demand for air travel and air cargo shipments;

  •
  changes in interest rates and the availability and terms of credit available to commercial aircraft operators;

  •
  security, terrorism, war, health and political instability;

  •
  environmental compliance and other regulatory costs;

  •
  labor contracts, labor costs and stoppages at commercial aircraft operators;

  •
  aircraft fuel prices and availability;

  •
  technological developments;

  •
  maintenance costs;

  •
  airport access and air traffic control infrastructure constraints;

  •
  insurance and other operating costs incurred by commercial aircraft operators and MROs; and

  •
  industry capacity, utilization and general market conditions and market prices for aviation equipment.

        To the extent that our customers are negatively affected by these risk factors, we may experience:

  •
  a decrease in demand for some engine types in our portfolio;

  •
  greater credit risks from our customers, and a higher incidence of lessee defaults and repossessions;

  •
  an inability to quickly lease engines and aircraft when these become available through our purchase commitments and regular lease terminations on commercially acceptable terms; and

  •
  shorter lease terms, which may increase our expenses and reduce our utilization rates.

  Continuing failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and our ability to lease the engines in a timely manner following termination of the lease.

        The value and income producing potential of an engine depend heavily on it being maintained in accordance with an approved maintenance system and complying with all applicable governmental directives and manufacturer requirements. In addition, for an engine to be available for service, all records, logs, licenses and documentation relating to maintenance and operations of the engine must be maintained in accordance with governmental and manufacturer specifications.

        Our leases make the lessees primarily responsible for maintaining the engines, keeping related records and complying with governmental directives and manufacturer requirements. Over time, certain lessees have experienced and may experience in the future, difficulties in meeting their maintenance and recordkeeping obligations under our leases.

        Our ability to determine the condition of the engines and whether the lessees are properly maintaining our engines is generally limited to the lessees' reporting of monthly usage and any maintenance performed, confirmed by periodic inspections performed by us and third-parties. A lessee's failure to meet its maintenance or recordkeeping obligations under a lease could result in:

  •
  a grounding of the related engine;

  •
  a repossession which would likely cause us to incur additional, and potentially substantial, maintenance, modification or other costs in restoring the engine to an acceptable maintenance condition, offset by any maintenance reserves or payments received by us;

  •
  a need to incur additional costs and devote resources to recreate the records prior to the sale or lease of the engine;

  •
  the loss of lease revenue while we recreate records; and

  •
  a lower lease rate and/or shorter lease term under any new lease entered into by us following the repossession of the engine.

Any of these events may adversely affect the value of the engine, unless and until remedied, and reduce our revenues and increase our expenses. Should an engine become damaged during a lease and we are unable to recover from the lessee or insurance, we may incur a loss.

  Our operating results vary and comparisons to results for preceding periods may not be meaningful.

        Due to a number of factors, including the risks described above, our operating results may fluctuate. These fluctuations may also be caused by:

  •
  the timing of purchases and sales of engines;

  •
  the termination or announced termination of production of particular aircraft and engine types;

  •
  the retirement or announced retirement of particular aircraft models by commercial aircraft operators;

  •
  the operating history of any particular engine or engine model; and

  •
  the length of our operating leases.

        These risks may reduce our engine utilization rates, lease margins, proceeds from engine sales, and result in higher legal, technical, maintenance, storage and insurance costs related to repossession and costs of engines being off-lease. As a result of the foregoing and other factors, the availability of engines for lease or sale periodically experiences cycles of oversupply and undersupply of given engine models. The incidence of an oversupply of engines may produce substantial decreases in engine lease rates, the appraised and resale value of engines and increase the time and costs incurred to lease or sell engines.

        We anticipate that fluctuations from period to period will continue in the future. As a result, we believe that comparisons to results for preceding periods may not be meaningful and that results of prior periods should not be relied upon as an indication of our future performance.

  Our customers face intense competition and some carriers are in troubled financial condition.

        The commercial aviation industry deteriorated sharply in 2001 and 2002 as a result of many factors, including the September 11, 2001 terrorist attacks and the related slowdown in economic activity. Since that time, we believe that airline traffic has recovered in most of the world. Nevertheless, some commercial aircraft operators are experiencing significant cash flow shortages, particularly with recent increases in fuel costs. We cannot assure you that delinquencies and defaults on our leases will not increase when the market for engine operating leases experiences its next cyclical downturn.

        Certain lessees may be significantly delinquent in their rental payments and may default on their lease obligations. As of September 30, 2005, we had an aggregate of approximately $1.2 million in lease rent and $1.0 million in maintenance reserves payments more than 30 days past due. Our inability to collect receivables or to repossess engines or other leased equipment in the event of a default by a lessee could have a material adverse effect on us.

        Various airlines have filed for bankruptcy, and a number of such airlines have ceased operations. In connection with airline bankruptcies, carriers often announce aircraft disposal plans which could affect the market for spare aircraft engines and the values of spare engines if the engines are removed from the aircraft and separately placed in the market.

        Two of our lessees, Varig and its subsidiary, Rio Sul, filed for protection from creditors in Brazil and bankruptcy in the United States in June 2005, and they are current as of December 8, 2005 on all post-petition obligations owed to us. The two companies owed us rent of approximately $0.7 million on the date they filed for bankruptcy, all of which is currently either covered by security deposits or the $240,000 bad debt reserves taken in the third quarter of 2005. Our leases with Varig and Rio Sul are all short-term leases. We also lease aircraft to Hawaii Island Air, Inc. ("Island Air"), which operates exclusively in Hawaii, a challenging airline market in which two carriers entered bankruptcy in 2003 and 2004. Aloha Airlines, a guarantor of four of our aircraft leased to Island Air has filed for bankruptcy. As of September 30, 2005, Island Air was current on all obligations and no provision has been made for any loss. We expect, however, that the guarantees will be terminated as a result of the bankruptcy proceedings.

  We and our customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines.

  Licenses and consents

        We and our customers operate in a highly regulated industry. A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of our engines. Consents needed in connection with future leasing or sale of our engines may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell engines.

        The U.S. Department of Commerce, or the "Commerce Department," regulates exports. We are subject to the Commerce Department's and the U.S. Department of State's regulations with respect to the lease and sale of engines and aircraft to foreign entities and the export of related parts. These Departments may, in some cases, require us to obtain export licenses for engines exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of engines and aircraft into the United States for maintenance or lease and imports of parts for installation on our engines and aircraft.

        We are prohibited from doing business with persons designated by the U.S. Department of the Treasury's Office of Foreign Assets Control, or "OFAC," on its "Specially Designated Nationals List," and must monitor our operations and existing and potential lessees for compliance with OFAC's rules.

  Civil aviation regulation

        Users of engines are subject to general civil aviation authorities, including the FAA and Joint Aviation Authorities in Europe, who regulate the maintenance of engines and impose airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications to certain engine types or series of specific engines that must be implemented for the engine to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine or particular engine parts. Each lessee of an engine generally is responsible for complying with all airworthiness directives. However, if the engine is off lease, we may be forced to bear the cost of compliance with such airworthiness directives, and if the engine is leased, subject to the terms of the lease, if any, we may be forced to share the cost of compliance.

  Environmental regulation

        Governmental regulations of noise and emissions levels may be applicable where the related airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with Stage III noise requirements. In addition to the current Stage III compliance requirements, the United States and the International Civil Aviation Organization, or "ICAO," have adopted a new, more stringent set of "Stage IV" standards for noise levels which will apply to engines manufactured or certified beginning in 2006. At this time, the United States regulations would not require any phase-out of aircraft that qualify only for Stage III compliance, but the European Union has established a framework for the imposition of operating limitations on non-Stage IV aircraft. These regulations could limit the economic life of our engines or reduce their value, could limit our ability to lease or sell the non-compliant engines or, if engine modifications are permitted, require us to make significant additional investments in the engines to make them compliant.

        The United States and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with ICAO standards. These limits generally apply only to engines manufactured after 1999. Concerns over global warming could result in more stringent limitations on the operation of older, non-compliant engines.

  Any change to current tax laws or accounting principles making operating lease financing less attractive could adversely affect our business, financial condition and results of operations.

        Our leasing activities generate significant depreciation, which has contributed to our net operating loss. We also have benefited from the Extraterritorial Income Exclusion which significantly reduced our effective tax rate. As a result of the October 2004 enactment of the American Jobs Creation Act of 2004, this benefit is being phased out completely by the end of 2006 and our effective tax rate is expected to increase to the statutory rate. Changes in tax laws or accounting principles that affect our recognition of revenues or expenses could have a material adverse affect on our business.

        In addition, our lessees enjoy favorable accounting and tax treatment using operating leases. Changes in tax laws or accounting principles that make operating leases less attractive to our lessees could have a material adverse affect on demand for our leases and on our business.

  Allegations that our aircraft, engines or parts have caused bodily injury or property damage expose us to liability claims.

        We are exposed to potential liability claims if the use of our aircraft, engines or parts is alleged to have caused bodily injury or property damage. Our leases require our lessees to indemnify us against these claims and to carry insurance customary in the air transportation industry, including liability, property damage and hull all risks insurance on our engines and on our aircraft at agreed upon levels. We can give no assurance that one or more catastrophic events will not exceed insurance coverage limits or that lessees' insurance will cover all claims that may be asserted against us. Any insurance coverage deficiency or default by lessees under their indemnification or insurance obligations may reduce our recovery of losses upon an event of loss.

  We may not be adequately covered by insurance.

        While we maintain contingent insurance covering losses not covered by our lessees' insurance, such coverage may not be available in circumstances where the lessee's insurance coverage is insufficient. In addition, if a lessee is not obligated to maintain sufficient insurance, we may incur the costs of additional insurance coverage during the related lease. We are required under certain of our debt facilities to obtain political risk insurance for leases to lessees in specified jurisdictions. We can give you no assurance that such insurance will be available at commercially reasonable rates, if at all.

        Currently, the U.S. government is still offering war risk insurance to U.S.-certificated airlines; however, most foreign governments have ceased this practice, forcing non-U.S. airlines back into the commercial insurance market for this coverage. It is unknown how long the U.S. government will continue to offer war risk insurance and whether U.S.-certificated airlines could obtain war risk insurance in the commercial markets on acceptable terms and conditions.

        We and our lenders generally are named as an additional insureds on liability insurance policies carried by our lessees and are usually the loss payees for damage to the engines. We have not experienced any significant aviation-related claims or any product liability claims related to our engines or spare parts that were not insured. However, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect upon us. A loss of an aircraft where we lease the airframe, an engine or spare parts could result in significant monetary claims.

Risks Relating to Our Capital Structure

  Our inability to obtain sufficient capital would constrain our ability to grow our portfolio and to increase our revenues.

        Our business is capital intensive and highly leveraged. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our portfolio of engines is dependent, in part, on the appraised value of our engines. If the appraised value of our engines declines, we may be required to reduce the principal outstanding under certain of our debt facilities. Availability under such debt facilities may also be reduced, at least temporarily, as a result of such appraisal declines.

        We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital through this or other offerings, or to renew or expand our credit facilities could result in increased funding costs and would limit our ability to:

  •
  meet the terms and maturities of our existing and future debt facilities;

  •
  add new equipment to our portfolio;

  •
  fund our working capital needs and maintain adequate liquidity; and

  •
  finance other growth initiatives.

  Our financing facilities impose restrictions on our operations.

        We have, and expect to continue to have, various credit and financing arrangements with third parties. These financing arrangements are secured by all or substantially all of our assets. Our existing credit and financing arrangements require us to meet certain financial condition and performance tests. Our revolving credit facility prohibits our declaring or paying dividends on shares of any class or series of our capital stock, including our Series A Preferred Stock if an event of a default under such facilities has or will occur and remains uncured. The agreements governing our debt, including the issuance of notes by WEST, also include restrictive financial covenants. A breach of those and other covenants could, unless waived or amended by our creditors, result in a cross-default to other indebtedness and an acceleration of all or substantially all of our debt. We have obtained such amendments and waivers to our financing agreements in the past, but we cannot provide any assurance that we will receive such amendments or waivers in the future if we request them. If our outstanding debt is accelerated at any time, we likely would have little or no cash or other assets available after payment of our debts, which would cause the market price of our Series A Preferred Stock to decline significantly and we would have few, if any, assets available for distributions to our holders of Series A Preferred Stock in liquidation.

  We are exposed to interest rate risk on our engine leases, which could have a negative impact on our margins.

        We are affected by fluctuations in interest rates. Our lease rates are generally fixed, but nearly all our debt bears variable rate interest based on one-month LIBOR, so changes in interest rates directly affect our lease margins. We seek to reduce our interest rate volatility and uncertainty through hedging with interest rate derivative contracts with respect to a portion of our debt. Our lease margins, as well as our earnings and cash flows may be adversely affected by increases in interest rates, to the extent we do not have hedges or other derivatives in place or if our hedges or other derivatives do not mitigate our interest rate exposure from an economic standpoint. We would be adversely affected by increasing interest rates. As reported by British Bankers' Association, the one-month LIBOR has increased from approximately 1.12% on December 31, 2003, to approximately 4.29% on November 30, 2005.

  Our maintenance reserves may be inadequate or lessees may default on their obligations to perform maintenance, which could increase our expenses.

        Under most of our engine leases, the lessee makes monthly maintenance reserve payments to us based on the engine's usage and management's estimate of maintenance costs. The payments due are recorded as a liability to reimburse the lessee and they serve as security for the lessee's obligation to perform specified scheduled maintenance. Maintenance reserve payments on the WEST engines are held in related engine reserve restricted cash accounts. Generally the lessee is responsible for all scheduled maintenance costs, even if they exceed the amounts of maintenance reserves paid. Approximately 39 of our leases comprising 35% of the net book value of our engines at September 30, 2005 do not provide for any monthly maintenance reserve payments to be made by lessees, and we can give you no assurance that future leases of the engines will require maintenance reserves. In some cases, including engine repossessions, we may become obligated to pay for maintenance work pursuant to the lease terms if the maintenance reserves are insufficient to cover maintenance costs.

        We can give no assurance that our operating cash flows and available liquidity reserves, including the amounts held in the engine reserve restricted cash accounts, will be sufficient to fund necessary engine maintenance. Actual maintenance reserve payments by lessees and other cash that we receive may be significantly less than projected as a result of numerous factors, including defaults by lessees. Furthermore, we can provide no assurance that lessees will meet their obligations to make maintenance reserve payments or perform required scheduled maintenance or, to the extent that maintenance reserve payments are insufficient to cover the cost of a particular maintenance event, pay the excess cost.

  Our engine values and lease rates, which are dependent on the status of the types of aircraft on which engines are installed, and other factors, could decline.

        The value of a particular model of engine depends heavily on of the types of aircraft on which it may be installed and the supply of available engines. We believe values of engines tend to be relatively stable so long as there is sufficient demand for the host aircraft. However, we believe the value of an engine begins to decline rapidly once the host aircraft begins to be retired from service and/or used for spare parts in significant numbers. Certain types of our engines are used in significant numbers by commercial aircraft operators that are currently experiencing financial difficulties. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of engines from these operators could have an adverse effect on the demand for the affected spare engines and the values of such engines.

  We have risks in managing our portfolio of engines to meet customer needs.

        The relatively long life cycles of aircraft and jet engines can be shortened by world events, government regulation or customer preferences. We seek to manage these risks by trying to anticipate demand for particular engine types, maintaining a portfolio mix of engines that we believe is diversified and that will have long-term value and will be sought by lessees in the global market for jet engines, and by selling engines that we expect will experience obsolescence or declining usefulness in the foreseeable future. The WEST securitization facility limits our sale of the engines in that facility during any 12 month period to 10% of the "average aggregate adjusted borrowing value" of the engines during any 12 month period, which may inhibit engine sales that we otherwise believe may be desirable. We can give no assurance that we can successfully manage our engine portfolio to reduce these risks.

  Upon termination of a lease, we may be unable to enter into new leases or sell the engine on acceptable terms.

        We own the engines that we lease to customers and bear the risk of not recovering our entire investment through leasing and selling the engines. Upon termination of a lease, we seek to enter a new lease or to sell the engine. We also selectively sell engines on an opportunistic basis. We cannot assure you that we will be able to find, in a timely manner, a lessee for our engines coming off-lease. If we do find a lessee, we may not be able to obtain satisfactory lease rates and terms (including maintenance and redelivery conditions) or rates and terms comparable to our current leases, and we can give no assurance that the creditworthiness of any future lessee will be equal to or better than that of the existing lessees of our engines. Because the terms of engine leases may be less than 12 months, we may frequently need to remarket engines. We face the risk that we may not be able to keep the engines on lease consistently.

  We may not be able to repossess an engine when the lessee defaults, and even if we are able to repossess the engine, we may have to expend significant funds in the repossession and leasing of the engine.

        When a lessee defaults we typically seek to terminate the lease and repossess the engines. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult, expensive and time-consuming. We may not realize any practical benefits from our legal rights and we may need to obtain consents to export the engine. As a result, the relevant engine may be off-lease or not producing revenue for a prolonged period. In addition, we will incur direct costs associated with repossessing our engine. These costs may include legal and similar costs, the direct costs of transporting, storing and insuring the engine, and costs associated with necessary maintenance and recordkeeping to make the engine available for lease or sale. During this time, we will realize no revenue from the leased engine, and we will continue to be obligated to pay our debt financing the engine. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes may depend on the cooperation of the airframe owner.

  We are subject to the risks and costs of aircraft maintenance and obsolescence on the aircraft that we own.

        We currently own five DeHaviland DHC-8-100 turboprop commuter planes. We may buy other aircraft or interests in aircraft in the future primarily to seek opportunities to realize value from the engines. During the time we own interests in aircraft we will be subject to the greater maintenance risks and risks of declines in value that apply to aircraft as opposed to engines, as well as the potentially greater risks of leasing or selling air frames.

  Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due.

        In addition to being capital intensive and highly leveraged, our business also requires that we maintain sufficient liquidity to enable us to contribute the non-financed portion of engine purchases as well as to service our payment obligations to our creditors as they become due despite the fact that the timing and amounts of payments under our leases do not match the timing under our debt service obligations. Our restricted cash is generally unavailable for general corporate purposes. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on our ability to continue to maintain sufficient liquidity, cash and available credit under our credit facilities. Our liquidity could be adversely impacted if we are subjected to one or more of the following: a significant decline in lease revenues, a material increase in interest expense that is not matched by a corresponding increase in lease rates, a significant increase in operating expenses, or a reduction in our available credit under our credit facilities. If we do not maintain sufficient liquidity, our ability to meet our payment obligations to creditors or to borrow additional funds could become impaired as could our ability to make dividend payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Risks Relating to our Foreign Operations

  A substantial portion of our lease revenue comes from foreign customers, subjecting us to divergent regulatory requirements.

        For the nine months ended September 30, 2005, 83% of our lease revenue was generated by leases to foreign customers. Such international leases present risks to us because certain foreign laws, regulations and judicial procedures may not be as protective of lessor rights as those which apply in the United States. We are also subject to risks of foreign laws that affect the timing and access to courts and may limit our remedies when collecting lease payments and recovering assets. None of our leased engines have been expropriated; however, we can give you no assurance that political instability abroad and changes in the policies of foreign nations will not present expropriation risks in the future that are not covered by insurance.

  Our leases require payments in U.S. dollars but many of our customers operate in other currencies; if foreign currencies devalue against the U.S. dollar, our lessees may be unable to make their payments to us.

        All of our current leases require that payments be made in U.S. dollars. If the currency that our lessees typically use in operating their businesses devalues against the U.S. dollar, the lessees could encounter difficulties in making payments in U.S. dollars. Furthermore, many foreign countries have currency and exchange laws regulating international payments that may impede or prevent payments from being paid to us in U.S. dollars. Future leases may provide for payments to be made in Euros or other foreign currencies. Any change in the currency exchange rate that reduces the amount of U.S. dollars obtained by us upon conversion of future lease payments denominated in Euros or other foreign currencies, may, if not appropriately hedged by us, have a material adverse effect on us and increase the volatility of our earnings. If payments on our leases are made in foreign currency, our risks and hedging costs will increase.

  We operate globally and are affected by our customers' local and regional economic and other risks.

        We believe that our customers' growth and financial condition are driven by economic growth in their service areas. The largest portion of our lease revenues come from Europe. European airline operations are among the most heavily regulated in the world. At the same time, new low-cost carriers have exerted substantial competitive and financial pressure on major European airlines. Low-cost carriers are having similar effects in North America and elsewhere.

        Our operations may also be affected by foreign currency restrictions, local currency valuations and interest rates, as well as political or economic instability in the areas where we have customers.

  We may not be able to enforce our rights as a creditor if a lessee files for bankruptcy outside of the United States.

        When a debtor seeks protection under the United States Bankruptcy Code, creditors are automatically stayed from enforcing their rights. In the case of United States-certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. Section 1110 has been the subject of significant litigation and we can give you no assurance that Section 1110 will protect our investment in an aircraft or engines in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection.

  Liens on our engines could exceed the value of the engines, which could negatively affect our ability to repossess, lease or sell a particular engine.

        Liens that secure the payment of repairers' charges or other liens may, depending on the jurisdiction, attach to the engines. Engines also may be installed on airframes to which liens unrelated to the engines have attached. The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens, exceed the value of the particular engine to which the liens have attached. In some jurisdictions, a lien may give the holder the right to detain or, in limited cases, sell or cause the forfeiture of the engine. Such liens may have priority over our interest as well as our creditors' interest in the engines, either because they have such priority under applicable local law or because our creditors' security interests are not filed in jurisdictions outside the United States. These liens and lien holders could impair our ability to repossess and lease or sell the engines. We cannot assure you that our lessees will comply with their obligations to discharge third party liens on our engines. If they do not, we may, in the future, find it necessary to pay the claims secured by such liens to repossess the engines.

  In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of a lease default while the aircraft with the engine installed remains in such a jurisdiction. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions.

Risks Related to our Small Size and Corporate Structure

  Intense competition in our industry, particularly with major companies with substantially greater financial, personnel, marketing and other resources, could cause our revenues and business to suffer.

        The engine leasing industry is highly competitive and global. Our primary competitors include GE Engine Leasing, Shannon Engine Support, Pratt &Whitney, Rolls-Royce Partners Finance and Engine Lease Finance.

        Our primary competitors generally have significantly greater financial, personnel and other resources, and a physical presence in more locations, than we do. In addition, competing engine lessors may have lower costs of capital and may provide financial or technical services or other inducements to customers, including the ability to sell or lease aircraft or provide other forms of financing that we do not provide. We cannot assure you that we will be able to compete effectively or that competitive pressures will not adversely affect us.

        There is no organized market for the spare engines we purchase. Typically, we purchase engines from commercial aircraft operators, engine manufacturers, MROs and other suppliers. We rely on our representatives, advertisements and reputation to generate opportunities to purchase and sell engines. The market for purchasing engine portfolios is highly competitive, generally involving an auction bidding process. We can give you no assurance that engines will continue to be available to us on acceptable terms and in the types and quantities we seek consistent with the diversification requirements of our debt facilities and our portfolio diversification goals.

  Substantially all of WEST's assets are pledged to its creditors.

        Because of WEST's bankruptcy remote status, substantially all of its assets are pledged to secure its obligations to its creditors. WEST's ability to make distributions and pay dividends to us is subject to the prior payments of its debt and other obligations and WEST's maintenance of adequate reserves and capital. Our rights, and the rights of our creditors, to participate in any distribution of assets of WEST upon its liquidation, reorganization, dissolution or winding up therefore will be subject to the prior claims of WEST's creditors, except to the extent that we or another subsidiary is recognized as a creditor of WEST, in which case our claims, as an unsecured creditor, would rank equally with the claims of other unsecured creditors and may be subordinated to the claims of any creditor of WEST that has a judgment or perfected lien against it or its assets. In the future we may create additional subsidiaries whose ability to make distributions and pay dividends to us will be likewise restricted.

  We may be unable to manage the expansion of our operations.

        We can give you no assurance that we will be able to manage effectively the potential expansion of our operations with the proceeds from this offering and from any additional debt or otherwise, or that our systems, procedures or controls will be adequate to support our operations, in which event our business, financial condition, results and cash flows could be adversely affected.

        Any acquisition or expansion involves various risks, which may include some or all of the following:

  •
  incurring or assuming additional debt;

  •
  diversion of management's time and attention from ongoing business operations;

  •
  future charges to earnings related to the possible impairment of goodwill and the write down of other intangible assets;

  •
  risks of unknown or contingent liabilities;

  •
  difficulties in the assimilation of operations, services, products and personnel;

  •
  unanticipated costs and delays;

  •
  the risk that the acquired business does not perform consistently with our growth and profitability expectations;

  •
  the risk that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures; and

  •
  potential loss of key employees and customers.

        Any of the above factors could have a material adverse effect on us.

  Compliance with the regulatory requirements imposed on us as a public company results in significant costs that will likely have an adverse effect on our results.

        As a public company, we are subject to various regulatory requirements including, but not limited to, compliance with the Sarbanes-Oxley Act of 2002. Compliance with these regulations results in significant additional costs to us both directly, through increased audit and consulting fees, and indirectly, through the time required by our small staff to address the regulations. We must comply with Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2007. Such compliance will require us to expend considerable costs on audit and consulting fees and require significant management time that will adversely affect our results of operations and cash flows.

  We are effectively controlled by one principal stockholder, who has the power to contest the outcome of most matters submitted to the stockholders for approval and to affect our stock prices adversely if he were to sell substantial amounts of his common stock.

        As of September 30, 2005, our principal stockholder, Chairman of the Board of Directors and Chief Executive Officer, Mr. Charles F. Willis, IV, beneficially owned or had the ability to direct the voting of 3,472,807 shares of our common stock, representing approximately 36% of the outstanding shares of our common stock. As a result, Mr. Willis effectively controls us and has the power to contest the outcome of substantially all matters submitted to our stockholders for approval, including the election of the board of directors. In addition, future sales by Mr. Willis of substantial amounts of our common stock, or the potential for such sales, could adversely affect the prevailing market price of our common stock and possibly our Series A Preferred Stock.

  Our business might suffer if we were to lose the services of certain key employees.

        Our business operations depend upon our key employees, including our executive officers. Loss of any of these employees, particularly our Chief Executive Officer, could have a material adverse effect on our business. We maintain key man life insurance of $5.0 million on Mr. Willis, but such amount is unlikely to adequately compensate us for the loss of his services.

  We are the servicer and administrative agent for the WEST facility and our cash flows would be materially and adversely affected if we were removed from these positions.

        We are the servicer and administrative agent with respect to engines in the WEST facility. We receive annual fees of 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines. We may be removed as servicer and administrative agent by the affirmative vote of a requisite number of holders of WEST facility notes upon the occurrence of certain specified events. If we are removed, our expenses would increase since our consolidated subsidiary, WEST, would have to hire an outside provider to replace the servicer and administrative agent functions, and we would be materially and adversely affected. Consequently, our business, financial condition, results of operations and cash flows would be adversely affected.

  Provisions in Delaware law and our charter and bylaws might prevent or delay a change of control.

        Certain provisions of law, our amended certificate of incorporation, bylaws and amended rights agreement could make the following more difficult: (1) an acquisition of us by means of a tender offer, a proxy contest or otherwise, and (2) the removal of incumbent officers and directors.

        Our board of directors has authorized the issuance of shares of Series I Preferred Stock pursuant to our amended rights agreement, by and between us and American Stock Transfer and Trust Company, as rights agent. The rights agreement could make it more difficult to proceed with and tend to discourage a merger, tender offer or proxy contest. Our amended certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. Our bylaws also limit the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice.

Risks Relating to our Series A Preferred Stock

  The Series A Preferred Stock is a new issue; there is no established trading market for the shares and such a market may not develop, and if one develops it may lack depth or continuity which may negatively affect an investor's ability to transfer or sell its Series A Preferred Stock.

        The Series A Preferred Stock is a new issue of securities with no established trading market. Since these securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series A Preferred Stock for trading on the Nasdaq National Market under the symbol "WLFCP." An active trading market for the shares on Nasdaq may not develop or, even if it develops, may not be sustained, in which case the trading price of the shares could be adversely affected and a holder's ability to sell his shares will be limited. Even if our Series A Preferred Stock is accepted for listing, we cannot assure you that the shares will continue to qualify for listing. If our Series A Preferred Stock is delisted, the liquidity of the market for the Series A Preferred Stock could be significantly reduced.

  Numerous factors may affect the trading price of the Series A Preferred Stock.

        Even if an active trading market for the Series A Preferred Stock does develop, the shares may trade at prices lower or higher than their initial offering price. The trading price of our Series A Preferred Stock may depend on many factors, including:

  •
  the level, direction and volatility of interest rates and expectations of changes in rates;

  •
  the market for securities similar to our Series A Preferred Stock;

  •
  additional issuances by us of debt and other series of preferred stock;

  •
  sales of Series A Preferred Stock by a few stockholders or even a single significant stockholder;

  •
  general economic conditions;

  •
  our financial condition, performance and prospects; and

  •
  the risks relating to our business described under "Risk Factors" and elsewhere in this prospectus.

        In addition, the U.S. stock markets have experienced price and volume volatility that has affected many companies' stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our Series A Preferred Stock.

        As a result of these factors, holders may only be able to sell the Series A Preferred Stock at prices below those they believe to be appropriate. We cannot predict at what price the Series A Preferred Stock will trade, and that price may at any time be less than the initial offering price described in this prospectus or its liquidation value.

  The terms of the Series A Preferred Stock are fixed, and changes in the market conditions, including market interest rates, may decrease the market price for the Series A Preferred Stock.

        The terms of the Series A Preferred Stock, including the dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This means that you may obtain a higher return from other investments, and that an increase in market interest rates is likely to decrease the market price for the Series A Preferred Stock. Holders of the Series A Preferred Stock will have no right to participate in increases in the value of our company or to otherwise participate in the growth of our business. If the market price for our Series A Preferred Stock is greater than the redemption price, holders of the Series A Preferred Stock will have no right to receive the market price from us if we redeemed the Series A Preferred Stock.

  Holders of the Series A Preferred Stock will have limited voting rights.

        Holders of the Series A Preferred Stock will be entitled to vote only in very limited circumstances, such as when material adverse changes are proposed to the terms of the Series A Preferred Stock. Holders also will be entitled to elect two directors if dividends on any outstanding Series A Preferred Stock have not been paid for 18 or more months and remain unpaid. Holders of Series A Preferred Stock will not, however, have the right to vote on actions customarily subject to stockholder vote or approval, including the ordinary election of directors, the approval of significant transactions, and other amendments to our amended certificate of incorporation that would not adversely affect the rights and preferences of the Series A Preferred Stock.

  Payment of dividends on the Series A Preferred Stock is not guaranteed.

        Our revolving credit facility prohibits our declaring or paying dividends on shares of any class or series of our capital stock, including our Series A Preferred Stock if an event of a default under such facilities has or will occur and remains uncured. Moreover, our ability to pay dividends may depend on criteria set forth in future credit agreements.

        We can make dividend payments only from our surplus (the excess, if any, of our net assets over total paid-in capital) or if there is no surplus, the net profits for the current fiscal year or the fiscal year before which the dividend is declared. In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due. Holders of the Series A Preferred Stock cannot force us to pay accumulated dividends, but we must pay them before we pay dividends on any junior stock, and we must pay them on an equal basis with any dividends that we pay on any stock with equal rights. We have never declared or paid dividends on our common stock and we do not presently intend to do so in the future. In addition, unpaid dividends on the Series A Preferred Stock will not earn interest. Also, although dividends on the Series A Preferred Stock accumulate, our board of directors must approve the actual declaration and payment of those dividends subject to funds being legally available for the payment of dividends. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to declare or pay the accumulated dividends. Our board of directors could do so for any reason, including the following:

  •
  anticipated cash and liquidity requirements;

  •
  the need to make payments on our indebtedness which ranks senior to payment of dividends on our Series A Preferred Stock;

  •
  concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or

  •
  determining that the payment of dividends would violate applicable law regarding unlawful distributions to stockholders.

  We can redeem the Series A Preferred Stock at our discretion after [            ] 2011.

        We have the option of redeeming the Series A Preferred Stock at any time on or after [            ] 2011 for $10.00 per share, plus any accrued and unpaid dividends. Therefore, increases in the price of the Series A Preferred Stock due to reductions in interest rates or otherwise may not be sustained.

  The Series A Preferred Stock generally does not restrict our issuance of additional preferred stock or the incurrence of indebtedness; the Series A Preferred Stock is subordinated to our existing and future debt.

        As of September 30, 2005, our total indebtedness was approximately $388.5 million, net of approximately $3.0 million in discount. We will likely incur additional indebtedness in the future. The Series A Preferred Stock generally does not limit our ability to issue more preferred stock of the same priority as the Series A Preferred Stock. Our Series A Preferred Stock does not limit the total amount of debt we may incur. Payment of accrued dividends and the liquidation preference with respect to our Series A Preferred Stock will be subordinated to the prior payment of our all of our obligations under our existing and future debt.

  Our ability to issue additional preferred stock in the future could adversely affect the rights of holders of the Series A Preferred Stock.

        Although our certificate of incorporation authorizes us to issue only 5 million shares of preferred stock in one or more series on terms determined by our board of directors, 4 million of which are being offered hereby (plus up to 600,000 additional shares of Series A Preferred Stock issuable upon exercise of the underwriter's over-allotment option), we expect to seek stockholder approval at our 2006 annual stockholders' meeting to increase the number of shares of preferred stock that we may issue. Such approval can be given by our common stockholders without the consent of the holders of the Series A Preferred Stock. We would not need a vote or consent by the holders of Series A Preferred Stock to authorize, increase the authorized amount of, or issue any series of preferred stock that ranks equal or junior to the Series A Preferred Stock as to such rights. Our future issuance of preferred stock could therefore effectively diminish dividends on, and the liquidation preference of, the Series A Preferred Stock and adversely affect the value of the Series A Preferred Stock.

  The Series A Preferred Stock has not been, and may not be, rated by any independent rating agency.

        We do not intend to seek a rating for the Series A Preferred Stock from any securities rating agency, and we cannot predict if any rating agency will rate the Series A Preferred Stock in the future and, if so, what its rating will be. In addition, we may elect in the future to obtain a rating of our Series A Preferred Stock, which could adversely affect the market price of our Series A Preferred Stock. Any such ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, or withdrawn entirely at the discretion of the rating agency. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price and marketability of our Series A Preferred Stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements within the meaning of the federal securities laws. These statements may be made directly in this prospectus and they also may be made a part of this prospectus by reference to other documents we file with the SEC.

        Some of the forward-looking statements can be identified by the use of forward-looking words. When used in our documents or in any oral presentation, statements that are not historical in nature, including the words "anticipate," "may," "estimate," "should," "seek," "expect," "plan," "believe," "intend," and similar words, or the negatives of those words, are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings (loss), capital expenditures, dividends, capital structure or other financial terms. Certain statements regarding the following particularly are forward-looking in nature:

  •
  our business strategy;

  •
  future performance, developments, market forecasts or projections; and

  •
  projected capital expenditures.

        The forward-looking statements in this prospectus and in the documents we incorporate by reference are based on our management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to it. These statements are not statements of historical fact. Forward-looking statements are subject to a number of factors, risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial position. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to:

  •
  the effects on the airline industry and the global economy of events such as terrorist activity, changes in fuel prices and other disruptions to the world markets;

  •
  trends in the airline industry, including growth rates of markets and other economic factors;

  •
  risks associated with owning and leasing commercial aircraft engines and aircraft;

  •
  our ability to successfully negotiate engine purchases, sales and leases, to collect outstanding amounts due and to repossess engines under defaulted leases, and to control costs and expenses;

  •
  changes in interest rates and availability of capital to us and to our customers;

  •
  our ability to continue to meet our customers' changing demands;

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes;

  •
  the market value of engines and other assets in our portfolio; and

  •
  the risks set forth in "Risk Factors" included elsewhere in this prospectus.

        In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus, as applicable. Such forward-looking statements are inherently uncertain, and you must recognize that actual results may differ from expectations. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the Series A Preferred Stock we are offering will be approximately $[    ] (approximately $[    ] if the underwriters' over-allotment is exercised in full). Net proceeds are what we expect to receive after paying underwriting discounts, the financial advisory fee payable to the lead underwriter and our estimated offering expenses.

        We currently anticipate that we will use the net proceeds from the sale of the Series A Preferred Stock to grow the business and our engine portfolio, primarily by purchasing additional engines, and for general corporate purposes. We may also use some of the net proceeds to temporarily reduce borrowings under our revolving credit facility until opportunities to purchase additional engines arise.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2005, and as adjusted to give effect to the sale of 4,000,000 shares of our Series A Preferred Stock and the application of the net proceeds of this offering as described under the caption "Use of Proceeds."

        This table should be read in conjunction with the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical and unaudited financial information and related notes included elsewhere in this prospectus.

	Actual	As Adjusted(1)(2)
	(in thousands, except per share data)
Assets
Cash and cash equivalents	$4,184	$41,384
Debt
Notes payable	$388,547	$388,547

Total debt	388,547	388,547

Shareholders' equity
Preferred stock(3)	—	40
Common stock	91	91
Paid-in capital in excess of par	63,398	100,558
Retained earnings	55,771	55,771

Total shareholders' equity	119,260	156,460

Total capitalization	$507,807	$545,007

Shares of common stock outstanding	9,146	9,146
Ratios
Debt to capitalization	0.77	0.71
Debt to equity	3.26	2.48
Book value per common share (net of liquidation preference)	$13.04	$12.73

(1)
Some portion of the net proceeds may be used to temporarily reduce borrowings under our revolving credit facility until opportunities to purchase additional engines arise.

(2)
Does not include exercise of over-allotment option for 600,000 shares of Series A Preferred Stock.

(3)
As of September 30, 2005, we had designated 200,000 shares of preferred stock, of which 110,128 were reserved, to cover the conversion, if any, of the rights attached to our Common Stock into Series I Junior Participating Preferred Stock in accordance with the terms of our Rights Agreement, as amended, by and between the Company and American Stock Transfer and Trust Company, as rights agent.

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS AND DISTRIBUTIONS

        Our ratio of earnings to fixed charges and preferred dividends for the nine month period ended September 30, 2005 and for each of the five years in the period ended December 31, 2004 were the following:

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges and preferred dividends and distributions	1.36	1.38	1.29	1.48	1.48	1.15

        For the purposes of the above calculations, "earnings" consist of income from continuing operations before adjustments for income taxes plus fixed charges. "Fixed charges" consist of interest costs, the interest component of rental expense and amortization of debt issuance costs. The ratio of earnings to fixed charges does not include payments or receipts on our derivative transactions. Prior to this offering, we did not have any outstanding preferred securities. We have computed the ratios of earnings to fixed charges and preferred dividends and distributions by dividing earnings by fixed charges plus preferred dividends and distributions.

BUSINESS

Overview

        We are a leading lessor of commercial aircraft engines. Our strategy is to provide leasing services to a diversified group of customers worldwide. In particular, we provide this service to commercial aircraft operators and MROs.

        Commercial aircraft operators need engines in addition to those installed in the aircraft that they operate. These spare engines are required for various reasons including requirements that engines be inspected and repaired at regular intervals based on equipment utilization. Furthermore, unscheduled events such as mechanical failure, FAA airworthiness directives or manufacturer-recommended actions for maintenance, repair and overhaul of engines can result in the need for spare engines. Commercial aircraft operators and others in the industry generally estimate that the total number of spare engines needed is approximately 15% of the total number of installed engines. Today it is estimated that there are nearly 35,000 engines installed on commercial aircraft (excluding regional jets). Accordingly, we estimate that there are approximately 5,000 spare engines in the market, including both owned and leased spare engines.

        Our engine portfolio consists of noise-compliant Stage III commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and IAE. These engines generally may be used on one or more aircraft types and are the most widely used engines in the world, powering Airbus, Boeing and McDonnell Douglas aircraft. Our portfolio is continually changing due to acquisitions and sales. As of September 30, 2005, we had a total lease portfolio consisting of 120 engines and related equipment, five aircraft, and three spare parts packages with 51 lessees in 27 countries. We also seek, from time to time, to act as leasing agent of engines for other parties.

        We do not break our business into multiple segments. Instead, we consider our continuing operations to operate in one reportable segment.

The WEST Securitization

        Willis Engine Securitization Trust, or "WEST," is a special-purpose, bankruptcy remote, Delaware statutory trust that is wholly-owned by us and consolidated in our financial statements. We established WEST to acquire and finance engines owned by another of our wholly-owned subsidiaries, WEST Engine Funding LLC (formerly Willis Engine Funding LLC). In August 2005 WEST issued and sold four series of notes to finance its acquisition of 61 engines. WEST's obligations under these notes are serviced by revenues from the lease and disposition of its engines, and are secured by all its assets, including all its interests in its engines, its subsidiaries, restricted cash accounts, engine maintenance reserve accounts, all proceeds from the sale or disposition of engines, and all insurance proceeds. We have not guaranteed any obligations of WEST and none of our assets secure such obligations.

        We are the servicer and administrative agent for WEST. Our annual fees for these services are 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines payable to us monthly, and a fee of 3% of the net proceeds from the sale of any engines. As WEST is consolidated in our financial statements these fees eliminate on consolidation. Proceeds from engine sales will be used, at WEST's election, to reduce WEST's debt or to acquire other engines.

        At the closing, WEST agreed to acquire 61 engines from us by acquiring WEST Engine Funding LLC (58 engines) and three engines directly from us. As a result of the transfer of engines from us to WEST, we no longer have access to these engines and they are managed to repay the noteholders of WEST and for us as the equity holder of WEST. These transactions did not change the book value of the engines in the consolidated financial statements. As of September 30, 2005, 55 WEST engines were leased to 29 lessees based in 16 countries in North America, Europe, Central and South America, the

Middle East and Asia. One WEST engine had been sold and two were off-lease. Three engines were transferred to WEST in October 2005.

        WEST acquired these engines from us with the net proceeds of the issuance of $228.3 million aggregate principal amount of secured term notes issued by WEST (also called the Series 2005-A1 Floating Rate Notes and Series 2005-B1 Floating Rate Notes) (collectively, the "asset-backed securitization"). We used these funds net of a $3.0 million discount on the Series 2005 A-1 Floating Rate Notes to pay off $203.7 million of our indebtedness, pay transaction expenses of approximately $6.4 million, fund the liquidity facilities for the trust of approximately $9.4 million and received cash of approximately $6.0 million for general corporate purposes when the remaining engines were transferred to WEST. WEST also provides a warehouse financing facility of approximately $113.6 million in aggregate principal amount of secured revolving notes (also called Series 2005-A2 Floating Rate Notes and Series 2005-B2 Floating Rate Notes), which may be increased, subject to certain conditions, to $171.4 million to acquire additional engines for lease, to maintain engines and pay certain amounts on WEST's term notes.

        WEST gives us the flexibility to manage the portfolio to adapt to changes in aircraft fleets and customer demand over time, benefiting both the company and the investors. The asset-backed securitization provides a significant improvement to our capital structure by better matching debt maturity to asset life. It includes a $113.6 million warehouse facility to provide additional borrowing capacity, which offers new capital to fund growth and, more importantly, provides a structure for regular placement of additional term notes in the future as the warehouse matures. When term notes are issued to refinance the warehouse borrowings, the warehouse will again be available for new engine purchases, giving us a platform to fund our growth far into the future.

Our Competitive Advantages

        We are uniquely positioned in the market and remain competitive, in part, due to our following advantages:

  •
  We have an entrepreneurial culture and our size and independent ownership structure gives us a unique ability to move faster than our competition.

  •
  Our independent ownership allows us to meet our customer needs without regard to any potentially conflicting affiliate demands to use their engines or services.

  •
  We have significant technical expertise and experience.

  •
  We have extensive industry contacts/relationships—worldwide.

  •
  We have a trusted reputation for quality engines and engine records.

  •
  We have a diverse portfolio by customer, geography and engine type.

  •
  We have a diverse product offering (by engine type and types of leases).

Market Overview for Spare Engines

        Historically, commercial aircraft operators owned rather than leased their engines. As engines become more powerful and technically sophisticated, they also become more expensive to acquire and maintain. In part due to cash constraints on commercial aircraft operators and the costs associated with engine ownership, commercial aircraft operators have become more cost-conscious and now utilize operating leases for a portion of their engines. As a result, commercial aircraft operators are able to better manage their finances in this capital-intensive business. Engine leasing is a specialized business that has evolved into a discrete sector of the commercial aviation market. Participants in this sector need access to capital, as well as specialized technical knowledge, in order to compete successfully.

        Growth in the spare engine leasing industry is dependent on two fundamental drivers:

  •
  the number of commercial aircraft, and therefore engines, in the market; and

  •
  the proportion of engines that are leased, rather than owned, by commercial aircraft operators.

We believe both drivers will increase over time.

Increased number of aircraft, and therefore engines, in the market

        We believe that the number of commercial and cargo aircraft, and hence spare engines, will increase. Airbus Industries estimates that there are roughly 11,000 aircraft (excluding regional jets) as of 2004 and projects this will grow to approximately 21,500 aircraft (excluding regional jets) by 2023. Aircraft equipment manufacturers have predicted such an increase in aircraft to address the rapid growth of both passenger and cargo traffic in the Asian markets, as well as demand for new aircraft in more mature markets.

Increased lease penetration rate

        Spare engines provide support for installed engines in the event of routine or other engine maintenance or unscheduled removal. The number of spare engines needed to service any fleet is determined by many factors. These factors include:

  •
  the number and type of aircraft in an aircraft operator's fleet;

  •
  the geographic scope of such aircraft operator's destinations;

  •
  the time an engine is on-wing between removals;

  •
  average shop visit time; and

  •
  the number of spare engines an aircraft operator requires in order to ensure coverage for predicted and unscheduled removals.

        We believe that commercial aircraft operators are increasingly considering their spare engines as significant capital assets, where operating leases may be more attractive than capital leases or ownership of spare engines. Some believe that the industry estimate (that the total number of spare engines is approximately 15% of the total number of installed engines needed) is likely a conservative estimate. Some also believe that currently as many as 20% of the spare engine market falls under the category of leased engines. Industry analysts have forecast that the percentage of leased engines is likely to rise over the next 15 years as engine leasing follows the growth of aircraft leasing. We believe this is due to the increasing cost of newer engines, the anticipated modernization of the worldwide aircraft fleet and the significant cost associated therewith, and the emergence of new niche-focused airlines which generally use leasing in order to obtain their capital assets.

Recent Developments

        We have formed a joint venture, WOLF A340, LLC, a Delaware limited liability company, ("WOLF") in which we hold a fifty percent membership interest. On December 9, 2005, WOLF entered into two Sale and Purchase Agreements with Boeing Aircraft Holding Company, each of which provides for the purchase by WOLF of one Airbus A340-313 aircraft for a purchase price of $48 million, or a total for two aircraft of $96 million. These aircraft are currently leased to Emirates with remaining lease terms of 90 and 92 months. The purchase price will be funded by WOLF with a non-recourse loan of $76.8 million, and the balance will be funded equally by WOLF's two members. The loan will be secured by all of WOLF's assets and the members' interests in WOLF.

        Monica J. Burke tendered her resignation as our Executive Vice President and Chief Financial Officer on November 30, 2005 to be effective as of January 1, 2006. It is anticipated that Ms. Burke will remain employed by us through January 15, 2006. Robert M. Warwick, our current Chief Accounting Officer has been appointed and accepted the position of Executive Vice President and Chief Financial Officer effective as of January 1, 2006 for an indefinite term. Mr. Warwick, age 50, has worked for us as Chief Accounting Officer since September 27, 2005 and as the Director of Finance since June 26, 2005. Prior to joining us, Mr. Warwick served as the Chief Financial Officer for The Bar Association of San Francisco, and was the Controller for Catholic Healthcare West. Prior to that,

Mr. Warwick was the Controller for the San Mateo Times Newspaper Group and subsequently the Marin Independent Journal.

Engine Leasing

        As of September 30, 2005, all of our leases to air carriers, manufacturers and MROs are operating leases as opposed to finance leases. Although we have no current plans to enter into finance leases, we may decide to enter into finance leases in the future. Under operating leases, we retain the potential benefit and assume the risk of the residual value of the aircraft equipment, in contrast to capital or financing leases where the lessee has more of the potential benefits and risks of ownership. Operating leases allow commercial aircraft operators greater fleet and financial flexibility due to the relatively small initial capital outlay necessary to obtain use of the aircraft equipment, and the availability of short and long term leases to better meet their needs. Operating lease rates are generally higher than finance lease rates, in part because of the risks associated with the residual value. In order to facilitate financing and leasing of engines, each engine is generally owned through a statutory or common law trust that is wholly-owned by us or our other subsidiaries. Our statutory and common law trusts that directly hold engines do not have any debt obligations or creditors that restrict such trusts' distributions to us and we do not intend for them to incur any such obligations in the future.

        We describe all of our current leases as triple-net operating leases. A triple-net operating lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of the engines, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The leases contain detailed provisions specifying maintenance standards and the required condition of the engine upon return at the end of the lease. During the term of the lease, we generally require the lessee to maintain the engine in accordance with an approved maintenance program designed to meet applicable regulatory requirements in the jurisdictions in which the lessee operates. Under short-term leases and certain medium-term leases, we may undertake a portion of the maintenance and regulatory compliance risk.

        We try to mitigate risk where possible. For example, we make an analysis of the credit risk associated with the lessee before entering into any significant lease transaction. Our credit analysis generally consists of evaluating the prospective lessee's financial standing by utilizing financial statements and trade and/or banking references. In certain circumstances, we may require our lessees to provide additional credit support such as a letter of credit or a guarantee from a bank or a third party or a security deposit. We also evaluate insurance and expropriation risk and evaluate and monitor the political and legal climate of the country in which a particular lessee is located in order to determine our ability to repossess our engines should the need arise. Despite these guidelines, we cannot assure you that we will not experience collection problems or significant losses in the future. See "Risk Factors" beginning on page 11 of this prospectus.

        At the commencement of a lease, we may collect, in advance, a security deposit (normally equal to at least one month's lease payment), and during the term of the lease, maintenance reserves from the lessee based on the lessee's use of the engine. The security deposit is returned to the lessee after all return conditions have been met. Maintenance reserves are collected and are used when normal repairs associated with engine use or maintenance are required. Under longer-term leases, to the extent that cumulative maintenance reserves are inadequate to fund normal repairs required prior to return of the engine to us, the lessee is obligated to cover the shortfall. Recovery is therefore dependent upon the financial condition of the lessee.

        During the lease period, our leases require that maintenance and inspection of the leased engines be performed at qualified maintenance facilities certified by the FAA or its foreign equivalent. In addition, when an engine comes off-lease, it undergoes inspection to verify compliance with lease return conditions. Our management believes that our attention to our lessees, and our emphasis on maintenance and inspection helps preserve residual values and generally helps us to recover our investment in our leased engines.

        Upon termination of a lease, we will lease or sell the related engines. The demand for aftermarket engines for either sale or lease may be affected by a number of variables, including:

  •
  general market conditions;

  •
  regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of engines);

  •
  changes in demand for air travel;

  •
  fuel costs;

  •
  changes in the supply and cost of aircraft equipment; and

  •
  technological developments.

        In addition, the value of particular used engines varies greatly depending upon their condition, the maintenance services performed during the lease term and, as applicable, the number of hours remaining until the next major maintenance is required. If we are unable to lease or sell engines on favorable terms, our financial results and our ability to service debt may be adversely affected. See "Risk Factors" beginning on page 11 of this prospectus.

        The value of a particular model of engine is heavily dependent on the status of the types of aircraft on which it is installed. We believe values of engines tend to be stable so long as the host aircraft for the engines as well as the engines themselves are still being manufactured. Prices will also tend to remain stable and even rise after a host aircraft is no longer manufactured (for example, Boeing has recently discontinued production of the 757 without a concomitant drop in related engine values), so long as there is sufficient demand for the host aircraft. However, the value of an engine begins to decline rapidly once the host aircraft begins to be retired from service and/or parted out in significant numbers. Values of engines also may decline because of manufacturing defects that may surface subsequently.

        As of September 30, 2005, we had a total lease portfolio with an aggregate cost of $611.6 million of:

  •
  120 engines and related equipment;

  •
  three spare parts packages; and

  •
  five aircraft

        As of September 30, 2005, minimum future rentals under noncancelable operating leases of these engines, parts and aircraft assets were as follows:

Year	(in thousands)
2005 (3 months)	$12,997
2006	37,670
2007	28,036
2008	18,347
2009	12,189
Thereafter	17,107

$126,346

Aircraft Leasing

        As of September 30, 2005, we owned five DeHaviland DHC-8-100 turboprop commuter planes, all of which we lease to Island Air. Island Air leases the aircraft from us under noncancelable leases that generate lease revenue of approximately $2.5 million per year for the remaining periods of between one and three years, and have a net book value of $14.5 million.

        Island Air was acquired from its former parent, Aloha on May 11, 2004 by a company controlled by Charles F. Willis, IV, our Chairman of the Board, Chief Executive Officer and controlling stockholder. Aloha Airlines guaranteed Island Air's obligations under four of our aircraft leases, but Aloha Airlines has filed for reorganization under Chapter 11 of the Bankruptcy Code. We expect that these guarantees will be terminated as a result of Aloha's Airlines' current bankruptcy proceedings. The lessee is required to indemnify Aloha Airlines if a claim is made against Aloha Airlines in respect of its guarantees of Island Air's leases from us. The five leases are still performing, and, as of September 30, 2005, the lessee is current on all obligations and no provision has been made for any loss.

        Our aircraft leases are "triple-net" leases and the lessee is responsible for all operating expenses, including fuel, crews, airport and navigation and landing charges, taxes, licenses, registration and insurance. In addition, the lessee is responsible for normal maintenance and repairs, engine and airframe overhauls, and compliance with return conditions of flight equipment on lease. Under the provisions of many leases, for certain engine and airframe overhauls, we reimburse the lessee for costs incurred up to but not exceeding maintenance reserves the lessee has paid to us. The lessee is also responsible for compliance with all applicable laws and regulations with respect to the aircraft. We require our lessees to comply with FAA requirements. We periodically inspect our leased aircraft. Generally, we require a deposit as security for the lessee's performance of obligations under the lease and the condition of the aircraft upon return. In addition, the leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee and specific provisions regarding the condition of the aircraft upon return. The lessee is required to continue to make lease payments under all circumstances, including periods during which the aircraft is not in operation due to maintenance or grounding.

        We recently formed a joint venture to make an investment in two aircraft. See "—Recent Developments" above. We may make additional investments in aircraft in the future for various purposes, including for the value of the engines on the aircraft or for future leases of the aircraft.

Geographic Areas In Which We Operate

        Most of our engines and related aircraft parts and equipment (all of which we sometimes refer to as "equipment") are leased and approximately 83% are operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars, which is customary in the industry. Future leases may provide for payments to be made in Euros or other foreign currencies. We lease our equipment to lessees domiciled in 9 geographic regions. We are subject to a number of risks related to our foreign operations. See "Risk Factors" beginning on page 11 of this prospectus.

        The following table displays the regional profile of our lease customer base for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2005 and 2004. No single country other than the United States accounted for more than 10% of our lease revenue for any of those periods. The tables include geographic information about our leased equipment grouped by the lessee's domicile (which does not necessarily indicate the asset's actual location):

	Year Ended December 31,
							Nine Months Ended September 30, 2005
	2002		2003		2004
	Lease Revenue	Percentage	Lease Revenue	Percentage	Lease Revenue	Percentage	Lease Revenue	Percentage
	(dollars in thousands)
United States	$9,067	16%	$6,373	11%	$8,094	14%	$7,865	17%
Canada	1,041	2	1,042	2	238	—	—	—
Mexico	2,717	5	4,349	8	4,225	7	3,528	8
Australia/New Zealand	305	1	853	1	670	1	—	—
Europe	24,906	45	25,310	45	25,943	45	17,132	37
South America	6,322	11	7,576	13	8,452	15	7,281	16
Asia	6,312	11	5,540	10	4,889	8	6,254	13
Africa	418	1	1,373	2	1,064	2	585	1
Middle East	4,309	8	4,561	8	4,602	8	3,548	8

Totals	$55,397	100%	$56,977	100%	$58,177	100%	$46,193	100%

	As of December 31,
Lease revenue less applicable depreciation, and interest				As of September 30, 2005
	2002	2003	2004
	(in thousands)
Region
United States	$3,071	$1,148	$2,284	$2,424
Canada	488	914	216	—
Mexico	1,177	1,143	980	1,029
Australia/New Zealand	141	426	194	—
Europe	12,461	13,421	12,241	5,173
South America	3,257	4,111	3,852	2,648
Asia	2,978	2,736	2,313	2,764
Africa	135	775	571	274
Middle East	1,860	2,460	2,299	1,454
Off-lease and other (1)	(8,097)	(4,682)	(4,552)	(3,049)

Totals	$17,471	$22,452	$20,398	$12,717

	As of December 31,
Net book value of equipment held for operating lease				As of September 30, 2005
	2002	2003	2004
	(in thousands)
Region
United States	$47,484	$48,575	$70,611	$59,404
Canada	13,415	—	—	—
Mexico	26,776	37,025	38,387	42,755
Australia/New Zealand	18,103	10,470	—	—
Europe	179,230	195,887	170,088	169,315
South America	44,265	59,064	67,927	65,332
Asia	42,450	38,213	41,073	101,686
Africa	15,462	5,884	5,860	5,709
Middle East	34,173	38,475	38,024	48,042
Off-lease and other (1)	74,040	65,861	79,473	23,276

Totals	$495,398	$499,454	$511,443	$515,519

(1)
Included in "off-lease and other" is equipment that is held for disposal totaling approximately $6.1 million at September 30, 2005, $5.5 million at December 31, 2004 and $7.0 million at December 31, 2003.

Financing and Sources of Funds

        We, directly or through WEST, typically acquire the engines with a combination of equity capital and funds borrowed from financial institutions. We usually borrow 80% to 83% of an engine purchase price. Substantially all of our assets secure our related indebtedness. We typically acquire engines in a sale-lease back transaction or portfolio acquisition from other lessors. From time to time, we selectively acquire engines prior to a firm commitment to lease or sell the engine, depending on the price of the engine, market demand and our expectations that we can lease or sell such engines.

SELECTED AND SUPPLEMENTARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize our selected and supplementary consolidated financial data and operating information. You should read the selected and supplementary consolidated financial and operating data in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        Our consolidated financial position and consolidated results as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 were derived from our audited consolidated financial statements. The consolidated results as of and for the nine months ended September 30, 2004 and 2005, were derived from our unaudited financial statements and are not necessarily indicative of the results of operations or for any other interim or yearly period.

        We consider our continuing operations to operate in one reportable segment.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Condensed Statements of Income
(in thousands, except per share data)

						Nine Months Ended
	Years Ended December 31,
						September 30, 2004	September 30, 2005
	2000	2001	2002	2003	2004
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)	(as restated, unaudited)	(unaudited)
REVENUE
Lease revenue	$49,012	$60,515	$55,397	$56,977	$58,177	$43,094	$46,193
Gain on sale of leased equipment	8,129	5,636	482	2,372	3,085	1,197	4,163
Other income	489	—	—	520	677	536	285

Total revenue	57,630	66,151	55,879	59,869	61,939	44,827	50,641

EXPENSES
Depreciation expense	12,269	16,485	19,449	21,686	23,198	17,127	18,583
Write-down of equipment	147	962	3,052	1,272	577	577	—
General and administrative	11,927	13,136	14,439	13,852	14,791	10,819	12,507
Net finance costs	24,345	26,457	14,234	15,873	15,451	11,132	16,939

Total expenses	48,688	57,040	51,174	52,683	54,017	39,655	48,029

Income before income taxes from continuing operations	8,942	9,111	4,705	7,186	7,922	5,172	2,612
Income tax expense	(3,468)	(3,283)	(870)	(2,093)	(2,439)	(1,588)	(588)

Income from continuing operations	5,474	5,828	3,835	5,093	5,483	3,584	2,024
Discontinued operations (net)	1,715	(699)	—	—	—	—	—

Net income	$7,189	$5,129	$3,835	$5,093	$5,483	$3,584	$2,024

Basic earnings from continuing operations per common share	$0.73	$0.66	$0.43	$0.58	$0.61	$0.40	$0.22
Diluted earnings from continuing operations per common share	$0.72	$0.66	$0.43	$0.57	$0.59	$0.39	$0.21
Average common shares outstanding	7,512	8,771	8,831	8,840	8,925	8,908	9,050
Diluted average common shares outstanding	7,607	8,892	8,851	8,888	9,276	9,261	9,479

        As we have noted above, certain line items have been restated. Please refer to Note 2 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2004, included elsewhere in this prospectus for further discussion.

Other Operating Statistics

	Years Ended December 31,			Nine Months Ended
				September 30, 2004	September 30, 2005
	2002	2003	2004
Ratio of earnings to fixed charges	1.29	1.48	1.48	1.45	1.15
Average utilization ratio(1)	82%	87%	89%	89%	90%
Lease margins(2)	71%	74%	72%	73%	63%

(1)
Calculated as the average of the month end utilization ratios, defined as net book value of the equipment on lease at month end divided by the net book value of the equipment held for operating lease as of each month end.

(2)
Calculated as lease revenue less interest expense as a percent of lease revenue for the period.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except share data)

	December 31,					September 30,
	2000	2001	2002	2003	2004	2004	2005
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)	(as restated, unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	$8,705	$4,466	$2,803	$9,202	$5,540	$7,296	$4,184
Restricted cash	16,666	20,351	24,486	33,784	46,324	42,635	63,991
Equipment held for operating lease, less accumulated depreciation of $27,296, $40,097, $54,687, $67,873 and $83,881 at December 31, 2000, 2001, 2002, 2003 and 2004, respectively and $79,422 and $96,111 at September 30, 2004 and 2005, respectively	407,814	487,042	495,398	499,454	511,443	495,131	515,519
Net investment in direct finance lease	7,910	7,299	6,832	5,551	—	1,807	—
Operating lease related receivable, net of allowances of $0, $175, $299, $440 and $400 at December 31, 2000, 2001, 2002, 2003 and 2004, respectively and $400 and $685 at September 30, 2004 and 2005, respectively	4,143	2,488	3,380	2,095	1,630	2,193	3,658
Net assets of discontinued operations	3,841	1,130	—	—	—	—	—
Notes receivable	—	—	—	—	436	2,733	229
Investment	780	1,480	1,480	1,480	1,480	1,480	1,480
Assets under derivative instruments	—	—	57	7	1,398	770	2,578
Property, equipment & furnishings, less accumulated depreciation of $608, $722, $1,009, $1,193 and $1,259 at December 31, 2000, 2001, 2002, 2003 and 2004, respectively and $1,253 and $1,412 at September 30, 2004 and 2005, respectively	1,012	1,103	1,908	877	7,537	6,845	7,733
Other assets	4,059	6,094	6,651	7,572	9,670	9,580	15,114

Total assets	$454,930	$531,453	$542,995	$560,022	$585,458	$570,470	$614,486

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$6,353	$4,450	$4,328	$5,753	$7,280	$6,582	$7,892
Liabilities under derivative instruments	—	2,906	1,903	696	—	—	498
Deferred income taxes	16,701	22,429	23,214	25,283	27,530	26,867	28,102
Notes payable	301,346	359,547	364,680	362,395	369,840	357,324	388,547
Residual share payable	2,630	—	—	—	—	—	—
Maintenance reserves	24,452	31,761	34,211	46,408	56,871	57,774	61,301
Security deposits	4,251	3,496	3,501	2,314	2,088	2,330	4,380
Unearned lease revenue	4,132	5,908	6,253	7,111	5,381	5,340	4,506

Total liabilities	359,865	430,497	438,090	449,960	468,990	456,217	495,226

Shareholders' equity:
Preferred stock, ($0.01 par value, 5,000,000 shares authorized; none outstanding)	—	—	—	—	—	—	—
Common stock, ($0.01 par value, 20,000,000 shares authorized; 8,704,638, 8,825,953, 8,883,978, 8,846,805 and 8,998,365 at December 31, 2000, 2001, 2002, 2003 and 2004, respectively and 8,967,491 and 9,145,746 shares issued and outstanding at September 30, 2004 and 2005, respectively)	87	88	88	88	90	90	91
Paid-in capital in excess of par	60,771	61,532	61,646	61,710	62,631	62,315	63,398
Retained earnings	34,207	39,336	43,171	48,264	53,747	51,848	55,771

Total shareholders' equity	95,065	100,956	104,905	110,062	116,468	114,253	119,260

Total liabilities and shareholders' equity	$454,930	$531,453	$542,995	$560,022	$585,458	$570,470	$614,486

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        Our core business is acquiring and leasing pursuant to operating leases, commercial aircraft engines and related aircraft equipment, and the selective sale of such engines, all of which we sometimes refer to as "equipment." We have no current plans to enter into finance leases although we may do so in the future. As of September 30, 2005, we had 51 lessees in 27 countries. Our portfolio is continually changing due to acquisitions and sales. As of September 30, 2005, our total lease portfolio consisted of 120 engines and related equipment, five aircraft and three spare engine parts packages with an aggregate net book value of $515.5 million. We actively manage our portfolio and structure our leases to maximize the residual values of our leased assets. Our leasing business focuses on popular Stage III commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and IAE. These engines are the most widely used engines in the world, powering Airbus, Boeing, and McDonnell Douglas aircraft.

Restatements

        Our financial statements have been restated twice during 2005. We restated the Form 10-K for the years ended December 31, 2004, 2003 and 2002 and the Form 10-Q for the quarter ended March 31, 2005 on August 3, 2005 as a consequence of a review of our financial statement presentation and disclosures during a normal periodic review of our filings by the staff of the Securities and Exchange Commission. As a result of the review, our financials were restated to reclassify restricted cash into a separate line item on the balance sheet for all periods presented and to reclassify a gain on the prepayment of a debt facility in 2002 from revenue to a component of net finance costs. We concluded that we had a material weakness in our procedures surrounding our financial statement disclosures and classifications and implemented expanded procedures including completion of a financial reporting checklist to ensure compliance with current reporting standards and accounting pronouncements issued since the end of the previous reporting period.

        On November 29, 2005, we again restated our Form 10-K for the years ended December 31, 2004, 2003 and 2002 and the Forms 10-Q for the quarters and year to date periods ended March 31, 2005 and June 30, 2005 for inappropriate application of accounting for derivative related transactions under SFAS 133. In particular, it was determined that the documentation related to our derivative instruments was insufficient to meet the documentation criteria under SFAS 133 and as a result that we could not apply hedge accounting to the transactions. As a result of these restatements, we have reflected the change in the fair value of derivative contracts in the income statement and not in other comprehensive income where the change had previously been recorded. We concluded that we had a material weakness because we did not maintain effective controls over the documentation and valuation of derivative transactions since the implementation of SFAS 133 in 2001. Specifically, our documentation and effectiveness testing was not reviewed and validated regularly to ensure compliance with SFAS 133 and related implementation issues. We have changed our internal controls over derivative accounting by implementing expanded procedures including a completion of a derivative accounting checklist to ensure compliance with current derivative documentation and accounting standards and accounting pronouncements issued since the end of the previous period.

        Please see Note 2 to the consolidated financial statements for additional information on each of the restatements and Item 9A in the Form 10-K/A for the years ended December 31, 2004, 2003 and 2002 with respect to the internal control weaknesses discussed above.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to residual values, estimated asset lives, bad debts, and income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies, grouped by our activities, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

        Leasing-Related Activities.    We recognize revenue from the leasing of equipment as operating lease or finance lease revenue over the terms of the applicable lease agreements. Where collection cannot be reasonably assured—for example, upon a lessee bankruptcy—we do not recognize revenue until received. We also estimate and charge to income a provision for bad debts based on our experience in the business and with each specific customer and the level of past due accounts. The financial condition of our customers may deteriorate and result in actual losses exceeding the estimated allowances. In addition, any deterioration in the financial condition of our customers may adversely affect future lease revenues. As of September 30, 2005, all of our leases are accounted for as operating leases. Under an operating lease, we retain title to the leased equipment, thereby retaining the risk and reward of increases and decreases in the residual value of the leased equipment.

        We generally depreciate engines on a straight-line basis over 15 years to a 55% residual value. Spare parts packages are generally depreciated on a straight-line basis over 15 years to a 25% residual value. Aircraft are generally depreciated on a straight-line basis over 13-20 years to a 15%-17% residual value. For equipment that is unlikely to be repaired at the end of its current expected life, and may be disassembled upon lease termination, we depreciate the equipment over its estimated life to a residual value based on an estimate of the wholesale value of the parts after disassembly. As of September 30, 2005, 45 engines having a net book value of approximately $107.4 million are depreciated using this policy. If useful lives or residual values are lower than our estimates, a loss may be realized upon sale of the equipment. We review these estimates regularly and a change in either of these estimates would cause an associated change in depreciation expense.

        Sales Related Activities.    For equipment sold out of our lease portfolio, we recognize the gain or loss associated with the sale as revenue. Gain consists of sales proceeds less the net book value of the equipment sold and any costs directly associated with the sale. Additionally, to the extent that any deposits or maintenance reserves are not included in the sale and the purchaser of the equipment assumes any liabilities associated therewith, such deposits and maintenance reserves are included in the proceeds of sale.

        Asset Valuation.    Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecasted cash flows, including estimated sales proceeds, over the life of the asset with the asset's book value. If the forecasted undiscounted cash flows are less than the book value, we write the asset down to its fair value. We determine fair value by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors.

        For further information on these and other accounting policies we have adopted, refer to Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Results of Operations

        Nine months ended September 30, 2005, compared to the nine months ended September 30, 2004:

        Revenue is summarized as follows:

	Nine months ended September 30,
	2004		2005
	Amount	%	Amount	%
	(dollars in thousands)
Lease revenue	$43,094	96.1%	$46,193	91.2%
Gain on sale of leased equipment	1,197	2.7	4,163	8.2
Other income	536	1.2	285	0.6

Total revenue	$44,827	100.0%	$50,641	100.0%

        Leasing-Related Activities.    Our lease related revenue for the nine months ended September 30, 2005, increased 7.2% to $46.2 million from $43.1 million for the comparable period in 2004. This increase mainly reflects increased utilization and lease rates and an increase in the lease portfolio. At September 30, 2005 approximately 97% of equipment held for lease by book value were on-lease, whereas at September 30, 2004, 89% were on-lease. The aggregate of net book value of leased equipment and net investment in direct finance lease at September 30, 2005 was $515.5 million and at September 30, 2004 was $496.9 million.

        During the nine months ended September 30, 2005, we added $53.2 million of equipment and capitalized costs to our lease portfolio and sold eight engines and other related equipment generating a net gain of $4.2 million. During the nine months ended September 30, 2004, we added $29.9 million of equipment and capitalized costs to our lease portfolio and sold eleven engines, two airframes and other engine related equipment from our lease portfolio generating a net gain of $1.2 million.

        Depreciation Expense.    Our depreciation expense increased 8.5% to $18.6 million for the nine months ended September 30, 2005, from the comparable period in 2004, mainly due to changes in estimates of useful lives and residual values on certain older engine types and aircraft.

        General and Administrative Expenses.    Our general and administrative expenses increased 15.6% to $12.5 million for the nine months ended September 30, 2005, from the comparable period in 2004. This was due primarily to costs associated with operating the Canadair Challenger 601-1A aircraft we purchased in September 2004 for general corporate purposes and for charter to third parties. We incurred $1.1 million of net operating costs for the corporate aircraft, compared to the prior year when there was $32,000 in net operating costs for the corporate jet. Additionally, our general and administrative expenses increased due to an increase of $342,000 in bad debt expense of which $240,000 was related to a single lessee.

        Net finance costs.    Our total net finance costs increased 52.2% to $16.9 million for the nine months ended September 30, 2005, from $11.1 million for the comparable period in 2004. Interest expense increased 50.5% to $17.3 million for the nine months ended September 30, 2005, from $11.5 million for the comparable period in 2004, due principally to increases in interest rates, and to a lesser extent to increased average debt outstanding. Interest income increased to $1.0 million for the nine months ended September 30, 2005, due principally to increased interest rates, and to a lesser extent increased restricted cash balances. Interest is earned on cash and deposits held and notes receivable. Realized and unrealized gains on derivative instruments reduced net finance costs by

$0.7 million for the nine months ended September 30, 2005 and $0.1 million for the comparable period in 2004. For the nine months ended September 30, 2005, we wrote off approximately $1.4 million in deferred loan fees on repayment of our prior warehouse credit facility.

        Income Taxes.    Income tax expense for the nine months ended September 30, 2005 was $0.6 million compared to $1.6 million for the comparable period in 2004. Our effective tax rate for the nine months ended September 30, 2005 was 23% and was 31% for the comparable period in 2004, reflecting an increase in the estimated Extraterritorial Income Exclusion in 2005 over 2004. As discussed above, the benefit of the Extraterritorial Income Exclusion will expire at the end of 2006 and our effective tax rate is expected to increase. See "Risk Factors—Any change to current tax laws or accounting principles making operating lease financing less attractive could adversely affect our business, financial condition and results of operations" included elsewhere in this prospectus.

  Years ended December 31, 2004, compared to the year ended December 31, 2003:

        Revenue is summarized as follows:

	Year ended December 31,
	2003		2004
	Amount	%	Amount	%
	(dollars in thousands)
Lease revenue	$56,977	95.2%	$58,177	93.9%
Gain on sale of leased equipment	2,372	4.0	3,085	5.0
Other income	520	0.8	677	1.1

Total revenue	$59,869	100.0%	$61,939	100.0%

        Leasing Related Activities.    Our lease related revenue for the year ended December 31, 2004, increased 2% to $58.2 million from $57.0 million for the comparable period in 2003. This increase primarily reflects a reduced amount of equipment off-lease together with increased average lease rate factors (the monthly rent on the engines divided by the net book value of the engine). The aggregate net book value of leased equipment as of December 31, 2004 was $511.4 million and $505.0 million for the comparable period in 2003, which is an increase of 1%. As of December 31, 2004, approximately 86% of equipment by net book value was on-lease as compared to 88% at December 31, 2003. However, we purchased three engines in late 2004 that were off-lease at year end. Excluding those engines, our utilization would have been approximately 89% as of December 31, 2004. Our average utilization for the year ended December 31, 2004 was 89% compared to 87% in the prior year. During the year ended December 31, 2004, five engines were added to our lease portfolio at a total cost of $59.4 million (including capitalized costs). During the year ended December 31, 2003, we added 11 engines and two aircraft to our lease portfolio at a cost of $45.5 million (including capitalized costs).

        During the year ended December 31, 2004, we sold 13 engines, two airframes and various engine-related equipment from our lease portfolio for a net gain of $3.1 million. During the year ended December 31, 2003, we sold ten engines from our lease portfolio for a net gain of $2.4 million.

        Other Income.    Our other income consists primarily of management fee income, as well as, in the year ended December 31, 2003, income resulting from a net insurance recovery of $0.2 million.

        Depreciation Expense.    Our depreciation expense increased $1.5 million or 7% to $23.2 million for the year ended December 31, 2004, from the comparable period in 2003, due primarily to changes in the estimates of useful lives and residual values of certain older engine types.

        Write-down of Equipment.    Our write-down of equipment to their estimated fair values from the application of SFAS 144 totaled $0.6 million for the year ended December 31, 2004, compared to

$1.3 million for the year ended December 31, 2003. The write-downs in both years were due to our decision to dispose of, rather than repair, various engines.

        General and Administrative Expenses.    Our general and administrative expenses increased 7% to $14.8 million for the year ended December 31, 2004, from the comparable period in 2003. This was due primarily to increases in legal and accounting costs ($0.4 million), engine-related maintenance and inspection costs ($0.2 million), increased travel expenses ($0.2 million), increased insurance costs ($0.2 million), and increased employment related costs ($0.1 million) offset by reduced bad debt expenses ($0.2 million) and outside consultant expenses ($0.1 million).

        As discussed above, in September 2004, we acquired a Canadair Challenger 601-1A aircraft for general corporate purposes and for charter to third parties. For the period from September 2004 until December 31, 2004, we incurred $139,000 of expenses none of which was offset by charter fees.

        Net Finance Costs.    Our net finance costs are comprised of interest expense, interest income, net (gain)/loss on debt extinguishment and realized and unrealized (gains) and losses on derivative instruments. Our net finance costs increased 9% to $16.4 million for the year ended December 31, 2004 from the comparable period in 2003 mainly due to an increase in interest rates. Our interest income for the year ended December 31, 2004, increased to $0.4 million from $0.2 million for the year ended December 31, 2003. Increases to our interest income were due mainly to increases in interest rates. The majority of our interest rates are tied to one-month US dollar LIBOR which increased from 1.12% at the beginning of 2004 to 2.40% by year end. Realized and unrealized gains on derivative instruments decreased net finance costs by $0.5 million for the year ended December 31, 2004, compared to an increase of $1.2 million for the year ended December 31, 2003, primarily due to the increase in LIBOR between the two periods and the resultant increase in the value of our fixed interest rate derivative instruments.

        Income Taxes.    Our income taxes for the year ended December 31, 2004, increased to $2.4 million from $2.1 million for the comparable period in 2003, reflecting increased pre-tax income and a higher effective tax rate. Our overall effective tax rate for the year ended December 31, 2004 was 30.8% compared to 29.1% for the prior year, with the increase in rate due to both a decrease in the impact of our deduction for the Extraterritorial Income Exclusion as well as an increase in the effective state tax rate. As discussed above, the benefit of the Extraterritorial Income Exclusion will expire at the end of 2006 and our effective tax rate is expected to increase. See "Risk Factors—Any change to current tax laws or accounting principles making operating lease financing less attractive could adversely affect our business, financial condition and results of operations" included elsewhere in this prospectus. Our tax rate is subject to change based on:

  •
  changes in the mix of assets leased to domestic and foreign lessees;

  •
  the proportions of revenue generated within and outside of California; and

  •
  numerous other factors, including changes in tax law.

  Years Ended December 31, 2003 Compared To The Year Ended December 31, 2002:

        Revenue is summarized as follows:

	Year ended December 31,
	2002		2003
	Amount	%	Amount	%
	(dollars in thousands)
Lease revenue	$55,397	99.1%	$56,977	95.2%
Gain on sale of leased equipment	482	0.9	2,372	4.0
Other income	—	—	520	0.8

Total revenue	$55,879	100.0%	$59,869	100.0%

        Leasing Related Activities.    Our lease related revenue for the year ended December 31, 2003, increased 3% to $57.0 million from $55.4 million for the comparable period in 2002. This increase primarily reflects a reduced amount of equipment off-lease offset by reduced average lease rate factors. Our aggregate of net book value of leased equipment and net investment in direct finance lease on December 31, 2003 was $505.0 million and $502.2 million in the comparable period in 2002, representing an increase of 1%. However, approximately $16.0 million was purchased in December 2003 and had no effect on lease revenue. As of December 31, 2003, 88% of our equipment by book value were on-lease as compared to 86% for the same period in 2002. However, our average utilization for the year ended December 31, 2003 was 87% compared to 82% in the prior year. During the year ended December 31, 2003, 11 engines and two aircraft were added to our lease portfolio at a total cost of $45.5 million (including capitalized costs). During the year ended December 31, 2002, 10 engines were added to our lease portfolio at a total cost of $47.7 million (including capitalized costs).

        During the year ended December 31, 2003, we sold 10 engines from our lease portfolio for a gain of $2.4 million. During the year ended December 31, 2002, we sold four engines from our lease portfolio for a gain of $0.5 million.

        Other Income.    Our other income in 2003 consisted primarily of management fee income and income resulting from a net insurance recovery of $0.2 million.

        Depreciation Expense.    Our depreciation expense increased $2.2 million or 12% to $21.7 million for the year ended December 31, 2003, from the comparable period in 2002. Approximately $1.6 million of the increase was due primarily to changes in our estimates of useful lives and residual values of certain older engine types.

        Write-Down of Equipment.    Our write-down of equipment to their estimated fair values from the application of SFAS 144 totaled $1.3 million for the year ended December 31, 2003, compared to $3.1 million for the year ended December 31, 2002. This decrease was due to reductions in demand and market prices on certain engine types, and our decision to dispose of, rather than repair a number of engines.

        General and Administrative Expenses.    Our general and administrative expenses decreased 4% to $13.9 million for the year ended December 31, 2003, from the comparable period in 2002. This decrease was due mainly to decreases in legal costs ($1.5 million) and engine-related maintenance and inspection costs ($0.4 million) offset by increased staffing costs ($1.2 million).

        Net Finance Costs.    Our net finance costs are comprised of interest expense, interest income, net (gain)/loss on debt extinguishment and realized and unrealized (gains) and losses on derivative instruments. Our interest expense decreased 8% to $15.0 million for the year ended December 31, 2003, from the comparable period in 2002, due to a decrease in interest rates. The majority of our interest rates are tied to one-month US dollar LIBOR which decreased from 1.38% at the beginning of 2003 to 1.12% by year end. Our interest income for the year ended December 31, 2003 decreased to $0.2 million from $0.4 million for the year ended December 31, 2002 due mainly to the reduction in interest rates. For the year ended December 31, 2002, the net gain on debt extinguishment relates to the prepayment of a $35.0 million revolving credit facility at a discount to its carrying value. Realized and unrealized (gains) and losses on derivative instruments was a loss of $1.2 million for 2003 compared to a loss of $2.5 million for 2002, due to market changes in interest rates.

        Income Taxes.    Our income taxes for the year ended December 31, 2003, increased to $2.1 million from $0.9 million for the comparable period in 2002 reflecting increased pre-tax income and a higher effective tax rate. Our overall effective tax rate for the year ended December 31, 2003 was 29.1% compared to 18.5% for the prior year. Our effective tax rate in 2002 was 28%, before adjustments for state income tax apportionment changes and deferred tax assets valuation allowances. Our 2002 effective tax rate also reflects a reduction in the estimated proportion of revenue to be generated within California when the California state tax timing differences reverse, offset by a valuation allowance on deferred tax assets. The offset relates to state net operating losses of $0.1 million, where we believe realizing the benefit of the loss carry forward is not assured. Our tax rate is subject to change based on:

  •
  changes in the mix of assets leased to domestic and foreign lessees;

  •
  the proportions of revenue generated within and outside of California; and

  •
  numerous other factors, including changes in tax law.

Liquidity and Capital Resources

        Historically, we have financed our growth through borrowings secured by our equipment lease portfolio, operating cash flow and the issuance of stock. We derived cash from borrowing of approximately $58.6 million in the year ended December 31, 2004; $68.4 million for the same period in 2003; $66.4 million for the same period in 2002; $294.1 million in the nine month period ended September 30, 2005; and $30.2 million in the nine month period ended September 30, 2004. In 2004, we used $51.4 million of cash to pay down debt; $84.0 million in 2003; $61.2 million in 2002; $275.4 million during the nine months ended September 30, 2005; and $35.5 million for the same period in 2004. Cash flow from operating activities generated $30.1 million in the year ended December 31, 2004; $32.6 million in 2003; $27.5 million in 2002; $23.2 million in the nine month period ended September 30, 2005; and $24.2 million in the nine month period ended September 30, 2004.

        Our primary use of net funds borrowed is for the purchase of equipment for lease. Purchases of equipment (including capitalized costs) totaled approximately $59.4 million for the year ended December 31, 2004, $45.2 million for the same period in 2003 and $47.7 million in the same period in 2002. Approximately $53.2 million (including capitalized costs) and $29.9 million (including capitalized costs) of funds were used for these purposes in the nine month periods ended September 30, 2005 and 2004, respectively.

        Cash flows from operations are driven significantly by payments made under our lease agreements, which comprise lease revenue and maintenance reserves, offset by interest expense. While we have experienced higher lease rates, these have been offset by increases in interest rates such that the spread between lease rates and interest rates remained relatively constant throughout 2004 and narrowed during the nine month period ended September 30, 2005 compared to the prior year. However, the spread improved significantly during the quarter ended September 30, 2005 as we raised lease rates. The lease revenue stream, in the short-term, is at fixed rates while virtually all of our debt is at variable rates. If interest rates increase, it is unlikely we could increase lease rates in the short term, and this would cause a reduction in our earnings. Our revenue and maintenance reserves are also affected by the amount of equipment off lease. Approximately 86%, by book value, of our assets were on-lease at December 31, 2004, compared to approximately 88% at December 31, 2003, and 97% were on-lease at September 30, 2005, compared to approximately 89% at September 30, 2004. The average utilization rate for the year ended December 31, 2004, was 89% compared to 87% in the prior year and for the nine month period ended September 30, 2005, was 90% compared to 89% in the period ended September 30, 2004. If there is any increase in off-lease rates or deterioration in lease rates that are not offset by reductions in interest rates, there will be a negative impact on our earnings and cash flows from operations.

        On August 9, 2005, we closed an asset-backed securitization through a newly created, bankruptcy remote Delaware statutory trust, which we refer to as WEST. WEST issued and sold approximately $228.3 million of term notes and approximately $113.6 million of warehouse notes. The warehouse notes allow for revolving borrowings during a two-year term, after which it is expected that they will be converted to term notes of WEST. The assets and liabilities of WEST will remain on our consolidated balance sheet at historical carrying value. The net proceeds of the term notes issued by WEST were used primarily to repay the obligations under our previous warehouse facility, which was terminated. As a result of this transaction we wrote off approximately $1.4 million of unamortized capitalized costs incurred in connection with the previous facility. We act as a servicer with respect to the engines owned by WEST and as its administrative agent. Deutsche Bank Trust Company Americas is trustee and security trustee. As servicer, we perform certain lease and engine-related services with respect to the engines, including collecting rents from lessees, monitoring the performance of the lessees and the technical status of the engines, complying with any lessor obligations to the lessee on the lessor's behalf, and remarketing the engines for lease or sale. We receive as compensation for our services monthly fees equal to 11.5% of the aggregate rent actually paid under the leases of the engines for each month and a disposition fee equal to 3% of the net proceeds from the sale of any engine owned by WEST. As administrative agent for WEST, we provide administrative, accounting and other support services to WEST pursuant to an administrative agency agreement, under which we receive a fee of 2% of the aggregate rents actually paid each month under the leases of the engines. As WEST is consolidated in our financial statements these fees are eliminated in consolidation. See "Business—The WEST Securitization" included elsewhere in this prospectus.

        The borrower under our previous warehouse debt facility, Willis Engine Funding LLC (which we refer to sometimes as "WEF"), was a wholly-owned special purpose entity that we created in 2002 for the purpose of financing jet aircraft engines. The facility had a revolving period which ended March 9, 2005, followed by a four-year amortization period, during which 90% of the net rents from the collateral were used to pay down principal, followed by a final balloon payment. The facility's structure was designed to facilitate the issuance of public or private securitized notes. The facility notes were paid off at the closing of the WEST securitization for $203.7 million (the amount then outstanding on the facility notes), $183.3 million Class A notes and $20.4 million Class B notes.

        As of September 30, 2005, we had $225.4 million of WEST term notes and $3.6 million of WEST warehouse notes. The term notes are divided into $197.4 million Series A1 notes and $28.0 million Series B1 notes. The warehouse notes are divided into $3.2 million Series A2 notes and $0.4 million Series B2 notes. The assets of WEST, WEST Engine Funding and any associated owner trust are not available to satisfy our obligations or any of our affiliates. WEST is consolidated for financial statement presentation purposes. As of September 30, 2005, interest on the Series A1 notes and Series A2 notes is one-month LIBOR plus a margin of 1.25% and 1.50%, respectively. As of September 30, 2005, interest on the Series B1 notes and the Series B2 notes is one-month LIBOR plus a margin of 3.00% and a supplemental margin of 3.00%, for a total margin of 6%.

        As of September 30, 2005, notes payable consist of bank loans totaling $391.5 million payable over periods of two months to 25 years with interest rates varying between approximately 5.1% and 9.9% (excluding the effect of the our interest rate derivative contracts). The interest rates on the variable rate debt include one-month LIBOR at September 30, 2005 of 3.86%. Our significant facilities are described below.

        As of September 30, 2005, we had a $148.5 million revolving credit facility to finance the acquisition of engines for lease as well as for general working capital purposes. As of September 30, 2005, we had $15.5 million available under this facility, which matures in May 2007. The interest rate on this facility at September 30, 2005 was one-month LIBOR plus 2.25%. Under the revolving credit facility, all of our subsidiaries except WLFC-AC1, WEST and previously, WEF jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $148.5 million plus any accrued and unpaid interest, fees or reimbursements, but it is limited at any given time to the sum of the principal outstanding plus accrued interest and fees. The guaranty would be triggered by a default under the agreement. Our revolving credit facility prohibits our declaration or payment of dividends on shares of any class or series of our capital stock, including our Series A Preferred Stock. We are negotiating amendments to this facility to eliminate the restrictions on the declaration or payment of dividends on our Series A Preferred Stock, except if an event of a default under such facilities has or will occur and remains uncured. On November 29, 2005, we and our lenders increased the revolving credit facility to $168.0 million.

        As of September 30, 2005, we had warehouse and revolving credit facilities totaling approximately $262.1 million compared to $364.5 million as of December 31, 2004. As of September 30, 2005, approximately $125.4 million was available under these combined facilities and as of December 31, 2004, approximately $31.5 million was available under these combined facilities.

        The term loan facility of $4.7 million, available to our wholly-owned consolidated subsidiary, WLFC-AC1 Inc., for the financing of jet aircraft engines had a five-year term and a final maturity of June 29, 2005. The loan was extended 60 days and paid in full on August 29, 2005.

        As of September 30, 2005, one-month LIBOR was 3.86% and as of August 9, 2005, the commercial paper rate related to the previous warehouse debt facility was approximately 3.36%. As of September 30, 2004, the one-month LIBOR rate was approximately 1.84%.

        Approximately $20.1 million of our debt remains repayable during 2005. Such repayments consist of scheduled maturities and installments due under term loans. The table below summarizes our contractual commitments at September 30, 2005:

		Payment due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$391,547	$35,551	$172,997	$35,463	$147,536
Interest payments under long-term debt obligations	101,963	21,362	28,652	18,403	33,546
Operating lease obligations	421	218	195	8	—
Purchase obligations	36,030	21,428	14,602	—	—

Total	$529,961	$78,559	$216,446	$53,874	$181,082

        Approximately $378.7 million of the above debt is subject to us continuing to comply with the covenants of each financing, including debt/equity ratios, minimum tangible net worth and minimum interest coverage ratios, and other eligibility criteria, including customer and geographic concentration restrictions. In addition, we can typically borrow between 80% to 83% of an engine purchase and only between 50% to 80% of an aircraft or spare parts purchase under these facilities, so we must have other available funds for the balance of the purchase price of any new equipment to be purchased, or we will not be permitted to draw on these facilities. The facilities are also cross-defaulted. If we do not comply with the covenants or eligibility requirements, we may not be permitted to borrow additional funds and accelerated payments may become necessary. Additionally, our debt is secured by engines on lease to customers and to the extent that engines are returned from lease early or are sold, repayment of that portion of the debt could be accelerated. We were in compliance with all covenants at September 30, 2005, except trailing four-quarter interest coverage due to the write-off of fees of approximately $1.4 million associated with the warehouse facility paid off with the proceeds of the WEST transaction in August 2005. A waiver of this covenant was obtained from the respective banks.

        In addition, on October 24, 2005, the audit committee of our board of directors determined that we should restate our previously issued consolidated financial statements for each of the years in the three-year period ended December 31, 2004, and the condensed consolidated interim financial statements for the three-month periods ended March 31, 2005 and 2004, and the three- and six-month periods ended June 30, 2005 and 2004 due to documentation deficiencies related to accounting for interest rate derivative contracts under SFAS 133. As a result of this announced restatement we were not able to file our third quarter Form 10-Q with the SEC when it became due and we were not in compliance with several of our bank agreements which require that we deliver financial statements in a timely manner prepared in accordance with generally accepted accounting principals. A waiver from each of the affected banks has been obtained.

        During the remainder of 2005, we have a commitment to purchase one engine and other engine-related equipment for approximately $7.6 million. In September 2005, we entered into two letters of intent to purchase four new engines for a gross purchase price of between $27.5 million and $30.7 million depending on the thrust rating elected, for delivery from November 2005 to January 2007.

        We have three leases for our office space. The lease for our headquarters in Sausalito expires on December 31, 2007, with a remaining lease commitment from October 1, 2005 through the end of 2005 of approximately $88,000 and approximately $786,000 from January 1, 2006 through the end of the lease in 2007.

        The remaining lease commitment from October 1, 2005 through the end of 2005 for our premises in San Diego is approximately $22,000 and $274,000 for the period from January 1, 2006 until the lease expires on October 31, 2008.

        We hold a 4.608% interest, accounted for under the cost method, in a joint venture in China, Sichuan Snecma Aero-Engine Maintenance Co. Ltd. We have invested $1.5 million to date.

        We believe that the proceeds from this Series A Preferred Stock offering, our equity base, internally generated funds and existing debt facilities are sufficient to maintain our level of operations through the next 12 months. A decline in the amount of cash generated in our business, such as could result if off-lease rates increase or if there is a decrease in the availability under our existing debt facilities would impair our ability to sustain our level of operations and pay our obligations. If we are not able to access additional capital through the offering of our Series A Preferred Stock, our ability to continue to grow our asset base will be impaired and our future growth limited to that which can be funded from internally generated capital.

Management of Interest Rate Exposure

        As of September 30, 2005, $383.8 million of our borrowings were on a variable rate basis tied to one-month LIBOR. Our engine leases are generally structured at fixed rental rates for specified terms. Increases in interest rates could narrow or eliminate the spread, or result in a negative spread, between the rental revenue we realize under our leases and the interest rate that we pay under our borrowings.

        To mitigate exposure to interest rate changes, we have entered into interest rate swap agreements that, as of September 30, 2005, have notional outstanding amounts of $139.0 million, with remaining terms of between 18 and 59 months and fixed rates of between 2.52% and 4.74%. We also purchased an interest rate cap with a notional amount of $10.0 million, with a remaining term of seven months, and the rate capped at 5.0%. See "Quantitative and Qualitative Disclosures about Market Risk" included elsewhere in this prospectus.

        We will be exposed to risk in the event of non-performance of the interest rate hedge counter-parties. We anticipate that we may hedge additional amounts of our floating rate debt during the remainder of 2005.

Recent Accounting Pronouncements

        In December 2004, FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the nine months ended September 30, 2005, we entered into one exchange transaction where this literature would have been applicable. However, we believe that, under both APB Opinion No. 29 and SFAS No. 153, this transaction is appropriately recorded at book value.

        In December 2004, FASB also issued SFAS 123(R), which is a revision to FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS 123(R) also supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this statement, if any, is recognized as of the required effective date. We have both an employee stock option/issuance plan and employee share purchase plan that will be affected by the implementation of this statement. Currently, under the existing statement, we do not recognize compensation cost in respect of our plans and we have opted to make pro-forma disclosure of the impact, which is described in Note 1(q) to our Consolidated Financial Statements included elsewhere in this prospectus. In April 2005, the SEC adopted a new rule allowing companies to implement Statement No. 123(R) for fiscal years beginning after June 15, 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our primary market risk exposure is that of interest rate risk. A change in one-month LIBOR would affect the rate at which we borrow funds under our various borrowing facilities. Increases in our interest rates, which may cause us to raise the implicit rates charged to our customers, could result in a reduction in demand for our leases. Approximately $383.8 million of our outstanding credit facilities are variable rate debt, where the rate is based on one-month LIBOR. To mitigate exposure to interest rate changes, as of September 30. 2005, we have entered into interest rate swap agreements, which have notional outstanding amounts of $139.0 million, with remaining terms of between 18 and 59 months and fixed rates of between 2.52% and 4.74%. We have also purchased an interest rate cap with a notional amount of $10.0 million, with a remaining term of 7 months, and the rate capped at 5.0%.

        We estimate that a one percent increase or decrease in one-month LIBOR, including the settlements on our interest rate derivative contracts, would result in an increase or decrease, respectively, in interest expense of $2.4 million per annum. We estimate a two percent increase or decrease in one-month LIBOR, including the settlements on our interest rate derivative contracts, would result in an increase or decrease, respectively, in interest expense of $4.9 million per annum. As reported by the British Bankers' Association, the one-month LIBOR has increased from approximately 1.12% on December 31, 2003 to approximately 4.29% on November 30, 2005.

        We hedge a portion of our borrowings, in an effort to fix the rate of a portion of variable rate debt. See Notes 2 and 7 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for a discussion of our interest rate derivative contracts and the related restatement of the consolidated financial statements. Based on the implied forward rates for one-month LIBOR, we expect our interest rate derivative contracts will reduce our net finance costs by approximately $1.4 million for the twelve months ending September 30, 2006. Such activities may limit our ability to participate in the benefits of any decrease in interest rates, but may also protect us from increases in interest rates. Furthermore, since lease rates tend to vary with interest rate levels, it is possible that we can adjust lease rates for the effect of any change in interest rates at the termination of leases. Other financial assets and liabilities are at fixed rates.

Foreign Currency Risk

        We are also exposed to currency devaluation risk. During the year ended December 31, 2004, 86% (in 2003, the percentage was 89%) of our total lease revenues came from non-United States domiciled lessees. During the nine month period ended September 30, 2005, 83% of our total lease revenues came from non-United States domiciled lessees. All of the leases require payment in U.S. dollars. If these lessees' currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making their U.S. dollar denominated lease payments. Future leases may provide for payments to be made in Euros or other foreign currencies. In such circumstances, we intend to enter into foreign currency derivative contracts to hedge our currency risks.

DESCRIPTION OF SERIES A PREFERRED STOCK

General

        Under our Amended Certificate of Incorporation, our board of directors is authorized to issue 25,000,000 shares of stock, of which up to 20,000,000 shares may be common stock and up to 5,000,000 shares may be preferred stock. As of November 30, 2005, we had 9,146,746 shares of common stock issued and outstanding and 1,853,823 shares of common stock subject to options. We also had rights outstanding pursuant to a Rights Agreement, as amended, by and between the Company and American Stock Transfer and Trust Company, which entitles holders to receive shares of our Series I preferred stock, subject to certain conditions. As of November 30, 2005, we had designated 200,000 shares of our Series I preferred stock (of which 110,001 shares were reserved) to cover the conversion, if any, of the rights.

        Our Amended Certificate of Incorporation authorizes our board of directors to classify or reclassify any unissued shares of our stock into shares of common stock, preferred stock or any class or series of preferred stock, shares of preference stock, special stock or other stock.

        Under our Amended Certificate of Incorporation, our board of directors may establish one or more series of preferred stock to be issued out of authorized preferred stock. Our board of directors, without approval of our stockholders, may determine the rights and preferences of the shares of preferred stock of any series so established. Pursuant to this authority, we will issue up to 4,000,000 shares of our preferred stock designated as "[    ]% Series A Cumulative Redeemable Preferred Shares" in this offering and up to 600,000 additional shares if the underwriters exercise their over-allotment option. The Series A Preferred Stock to be issued as described in this prospectus will be fully paid and nonassessable when issued.

Liquidation Preference

        Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Series A Preferred Stock will be entitled to receive, out of our assets legally available for distribution to stockholders (after payment or provision for all of our debts and other liabilities), a liquidating distribution in the amount of the liquidation preference of $10.00 per share, plus any accrued but unpaid dividends up to the date of payment, whether or not declared, before any distribution of assets is made to holders of our common stock or any other class or series of capital stock ranking junior to the Series A Preferred Stock as to liquidation rights.

        After payment of the full amount of the liquidating distributions described above, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets.

        Our consolidation or merger with or into another entity, the merger of another entity with or into us, or the sale, lease or conveyance of all or substantially all of our property will in each case not be deemed to constitute a liquidation, dissolution or winding up of the Company. Further, in the event of a consolidation, merger or otherwise, if we are not the surviving entity, and if the Series A Preferred Stock remains outstanding and our Series A Preferred Stock is exchangeable for a security of the surviving entity with terms that are materially the same as the terms of the Series A Preferred Stock, then the occurrence of such event will not be deemed to materially or adversely affect your rights, preferences, privileges or voting powers.

Dividends

        Holders of record of Series A Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of legally available funds, cumulative preferential cash dividends at the annual rate of [    ]% of the $10.00 liquidation preference, which is equivalent to $[    ] per share of Series A Preferred Stock per year.

        Such dividends shall accrue and be cumulative from [    ] and shall be payable monthly on the 15th day of each month, or, if not a business day, then on the next succeeding business day and without any interest or other payment in respect of any such delay. We expect to pay the first dividend on [            ] 15, 2006, or a date that is at least 45 days after the initial sale of the Series A Preferred Stock to the public.

        No dividend on the Series A Preferred Stock will be declared or paid or set apart for payment by us if such declaration, payment or setting apart for payment would violate any of our debt obligations or is restricted or prohibited by law. Our revolving credit facility prohibits our declaration or payment of dividends on shares of any class or series of our capital stock, including our Series A Preferred Stock if an event of a default under such facilities has or will occur and remains uncured.

        Any decision by our board to pay a cash dividend on the Series A Preferred Stock, and the amount of the dividend to be paid, will be made at the discretion of our board, subject to funds being legally available for the payment of dividends. Under Delaware law, we may only make dividends or distributions to our stockholders from:

  •
  our surplus; or

  •
  if there is no surplus, the net profits for the current fiscal year or the fiscal year before which the dividend is declared.

        Our ability to pay dividends will, therefore, depend upon our financial results, liquidity and financial condition. If we do not pay or set aside cumulative dividends in full on the Series A Preferred Stock and any other of our capital stock ranking equally as to dividends or liquidation rights, all dividends declared upon the Series A Preferred Stock and any other capital stock will be declared on a pro rata basis until all accrued dividends are paid in full. For these purposes, "pro rata" means that the ratio of the amount of the accrued and unpaid dividends declared per share on the Series A Preferred Stock to the amount of accrued and unpaid dividends per share of all capital stock of equal priority. We will not be permitted to pay or set aside dividends on, or redeem, purchase or otherwise acquire, any of our capital stock ranking junior to the Series A Preferred Stock unless we have paid or set aside for payment all dividends in arrears, if any, on the outstanding shares of the Series A Preferred Stock and any other series of stock ranking equally to our Series A Preferred Stock. As of the date of this prospectus, we only have one other class of capital stock outstanding, which is our common stock and related rights. Our common stock ranks junior to our Series A Preferred Stock as to the payments of dividends and in liquidation.

Maturity

        The Series A Preferred Stock do not have a stated maturity and are not subject to any mandatory redemption provisions. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless we decide to redeem them or they are otherwise cancelled or exchanged.

Redemption

        The Series A Preferred Stock will not be redeemable prior to [            ] [    ], 2011, except in limited circumstances. On or after [            ] [    ], 2011, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time and from time to time on any dividend payment date, for cash at a price of $10.00 per share, plus accrued but unpaid dividends, if any, to and including the redemption date. We may not redeem a portion of the Series A Preferred Stock if fewer than 20% of the original number of shares of Series A Preferred Stock issued (including pursuant to any future issuance) would remain outstanding after the redemption.

        We are not required to create a sinking fund or otherwise set aside funds to redeem the Series A Preferred Stock. Unless all accrued dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid, no portion of the Series A Preferred Stock can be redeemed or otherwise acquired or purchased by us unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed.

Conversion

        The Series A Preferred Stock are not convertible into or exchangeable for any of our property or other securities.

Ranking

        The Series A Preferred Stock will rank senior to our common stock and to any other class or series of our preferred or capital stock that we may issue in the future that by their terms rank junior to the Series A Preferred Stock. We can, however, issue additional of Series A Preferred Stock or other preferred stock that has the same priority as the Series A Preferred Stock.

Voting Rights

        Except as described below, holders of Series A Preferred Stock will have very limited voting rights and, among other things, will not have any right to vote for the election of directors.

        If we fail to pay dividends for an aggregate of 18 months (whether consecutive or nonconsecutive) on the Series A Preferred Stock, you will be entitled to vote as a separate class with other holders of Series A Preferred Stock and will be entitled to elect two additional directors to our board of directors. Directors so elected will serve until all unpaid dividends have been paid. Thereafter, holders of the Series A Preferred Stock will not be entitled to vote as a separate class or to elect directors to our board unless we subsequently fail to pay dividends on the Series A Preferred Stock for another 18 month period.

        So long as any Series A Preferred Stock remains outstanding, we may not, without the affirmative vote or consent of holders of at least two-thirds of the outstanding Series A Preferred Stock, given in person or by proxy, voting separately as a class, either in writing or at a meeting, (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Company or reclassify any authorized shares of capital stock of the Company into shares of such senior capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock ranking senior in priority to the Series A Preferred Stock; or (ii) amend the terms of the Series A Preferred Stock so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders of the Series A Preferred Stock.

        However, if we are acquired or a change of control otherwise occurs, so long as the Series A Preferred Stock (or securities issued by a surviving entity in exchange for the Series A Preferred Stock) remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of such event, we may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series A Preferred Stock, the occurrence of any such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of Series A Preferred Stock or the holders thereof.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption, including the payment of all accumulated and unpaid dividends, whether or not declared.

Listing

        We have applied to list the Series A Preferred Stock on the Nasdaq National Market under the symbol "WLFCP."

Change of Control Limitations

        Certain provisions of our Amended Certificate of Incorporation and Bylaws could make the following more difficult:

  •
  an acquisition of us by means of a tender offer, a proxy contest or otherwise; and

  •
  the removal of incumbent officers and directors.

        These provisions include authorization of the issuance of shares of Series I preferred stock pursuant to a Rights Agreement, as amended, by and between the Company and American Stock Transfer and Trust Company. The rights associated with that agreement may make it more difficult to proceed with or tend to discourage a merger, tender offer or proxy contest. Our Amended Certificate of Incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. Our Bylaws also limit the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice. See "Where You Can Find More Information" elsewhere in this prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a discussion of the material United States federal income tax consequences applicable to holders of Series A Preferred Stock resulting from their purchase, ownership and disposition of such shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service ("IRS") and judicial decisions, all of which are subject to change, possibly with retroactive effect.

        This discussion does not purport to address all of the United States federal income tax consequences that may be applicable to particular holders, including holders who are not U.S. persons, brokers or dealers in securities, financial institutions, traders in securities, persons subject to the alternative minimum tax, insurance companies, persons that hold Series A Preferred Stock as part of a hedge, conversion, integrated or constructive sale transaction or as part of a straddle, persons whose functional currency is not the United States dollar and tax-exempt organizations. In addition, this discussion addresses only material United States federal income tax consequences and does not describe any United States federal estate or gift tax consequences, the alternative minimum tax consequences or the tax consequences arising out of the application of the tax laws of any state, local or foreign jurisdiction. This discussion applies only to those persons who are the initial holders of Series A Preferred Stock and who hold such shares as a "capital asset."

        As used herein, the term "U.S. Holder" means a holder that is for United States federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation (or other entity treated as a corporation) created in or under the laws of the United States or of any State thereof;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that timely elected to continue to be treated as United States persons).

        If a partnership (including for this purpose any entity treated as a partnership for United States tax purposes) is a beneficial owner of the Series A Preferred Stock, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the Series A Preferred Stock that is a partnership and the partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding the Series A Preferred Stock.

U.S. Holders of Series A Preferred Stock

        Distributions in General.    Distributions with respect to Series A Preferred Stock will be treated as dividends and taxable as ordinary income to the extent of our current and accumulated earnings and profits as calculated for the United States federal income tax purposes. The maximum tax rate on dividends for most non-corporate taxpayers is 15% until 2008. To the extent that the amount of a distribution with respect to Series A Preferred Stock exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the holder's adjusted tax basis, and thereafter as capital gain from the sale of Series A Preferred Stock (taxable as described below under "—Sale or other Taxable Disposition of Series A Preferred Stock").

        Subject to certain exceptions and limitations, a U.S. Holder that is a corporation may be entitled to a dividends-received deduction (generally at a 70% rate) with respect to amounts treated as dividends on Series A Preferred Stock but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. The benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate holders must consider certain provisions that may limit the availability of the deduction including the holding period rules under Section 246(c) of the Code, the debt-financed stock rules of Section 246A of the Code and the extraordinary dividend rules of Section 1059 of the Code.

        Excessive Redemption Price.    Under Section 305(c) of the Code and the regulations promulgated thereunder, if the redemption price of Series A Preferred Stock exceeds its issue price (i.e., fair market value at date of original issue) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distributions described above under "—Distributions in General." A holder of such Series A Preferred Stock would generally be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield. It is anticipated that the redemption price of Series A Preferred Stock will not exceed their issue price by more than a de minimis amount. Therefore, we intend to take the position that our redemption right does not result in a constructive distribution.

        Sale or other Taxable Disposition of Series A Preferred Stock.    Upon a sale or other taxable disposition of Series A Preferred Stock other than a redemption, a holder generally (except under certain circumstances as discussed below) will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder's adjusted tax basis in the Series A Preferred Stock sold or disposed of. Such gain or loss will be long-term capital gain or loss if the Series A Preferred Stock has been held by the holder for more than one year (i.e. "long-term") at the time of the disposition. The maximum tax rate on long-term capital gains for most non-corporate taxpayers is 15% through 2008.

        Redemption of the Series A Preferred Stock.    A holder will recognize gain or loss upon any redemption of Series A Preferred Stock for cash. The redemption will be treated as a sale or exchange and therefore qualify for the capital gains treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Code by such holder, either (i) the holder's interest in us is completely terminated as a result of the redemption, (ii) the holder's percentage ownership of our voting stock immediately after the redemption is less than 80% of such holder's percentage ownership immediately before the redemption or (iii) the redemption is "not essentially equivalent to a dividend". Whether a redemption is not essentially equivalent to a dividend depends on each holder's facts and circumstances, but in any event requires a "meaningful reduction" in such holder's equity interest in us.

        If none of the above conditions necessary for sale or exchange treatment is satisfied, the entire amount of the cash received in the redemption will be treated as a distribution, which will be treated in the same manner as distributions described above under "-Distributions in General." In such case, the holder's adjusted tax basis in the redeemed Series A Preferred Stock would be transferred to the holder's remaining shares of our stock, subject, in the case of a corporate taxpayer, to possible basis reduction under Section 1059 of the Code in an amount equal to the non-taxed portion of the dividend. If the holder does not actually own any other stock, but, instead, is deemed to have a constructive ownership interest in us, the holder may lose the benefit of its adjusted tax basis in the redeemed stock. However, the holder's adjusted tax basis in the redeemed stock may be shifted to our stock owned by the related person whose stock the holder is deemed to own constructively.

        Information Reporting and Backup Withholding on U.S. Holders.    We generally will be required to report to certain holders of our Series A Preferred Stock and to the IRS the amount of any dividends paid to a holder in each calendar year and the amounts of any tax withheld.

        Backup withholding may apply with respect to our payments of dividends on Series A Preferred Stock and to certain payments of proceeds on the sale or redemption of Series A Preferred Stock. The backup withholding tax rate currently is 28%. Backup withholding may be avoided if the beneficial owner of such Series A Preferred Stock furnishes us or our agent with a federal taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. If Series A Preferred Stock is sold to (or through) a "broker," the broker may be required to withhold such percentage of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term "broker" as defined by regulations of the Treasury Department includes all persons who, in the ordinary course of business, stand ready to effect sales made by others.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the Series A Preferred Stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of Series A Preferred Stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Ferris, Baker Watts, Incorporated
Wedbush Morgan Securities Inc.

Total	4,000,000

        The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares of Series A Preferred Stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that each of the underwriters' several obligations to purchase shares of our Series A Preferred Stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us to the underwriters are true and our agreements have been performed;

  •
  there is no material adverse change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

        The underwriters are committed to purchase and pay for all shares of our Series A Preferred Stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our Series A Preferred Stock covered by the underwriters' over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

        We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 600,000 additional shares of Series A Preferred Stock at the public offering price plus accrued dividends from the original offering date through the day of such subsequent sale, less the underwriting discount, financial advisory fee and commissions described below in "Commissions and Expenses."

        We will be obligated to sell these shares of Series A Preferred Stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Series A Preferred Stock offered by this prospectus.

Commissions and Expenses

        The underwriters propose to offer the Series A Preferred Stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[            ] per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $[            ] per share on sales to other brokers and dealers. After the public offering of the Series A Preferred Stock, the underwriters may change the offering price and other selling terms.

        The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share	Total without over-allotment exercise	Total with over-allotment exercise
Public offering price	$10.000	$40,000,000	$46,000,000
Underwriting discount payable by us	0.450	1,800,000	2,070,000
Financial advisory fee payable by us	0.075	300,000	345,000

Proceeds before expenses	$9.475	$37,900,000	$43,585,000

We have agreed to pay the above financial advisory fee to the underwriters for strategic and other advice in connection with the offering. We estimate that the total expenses of this offering, exclusive of underwriting discounts, commissions and financial advisory fee, will be approximately $0.7 million and are payable by us.

Indemnity

        We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase Series A Preferred Stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Series A Preferred Stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriters of Series A Preferred Stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of Series A Preferred Stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of Series A Preferred Stock in the open market.

  •
  Syndicate covering transactions involve purchases of Series A Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase Series A Preferred Stock through exercise of the over-allotment option. If the underwriters sell more Series A Preferred Stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying Series A Preferred Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the Series A Preferred Stock in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Series A Preferred Stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Series A Preferred Stock or preventing or retarding a decline in the market price of our Series A Preferred Stock. As a result, the price of our Series A Preferred Stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our Series A Preferred Stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

        In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our Series A Preferred Stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in this offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the Series A Preferred Stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series A Preferred Stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

        Certain of the underwriters and some of their respective affiliates have performed and may continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.

        The Series A Preferred Stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

WHERE YOU CAN FIND MORE INFORMATION

Willis Lease Finance Corporation

        We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy this prospectus or any other document we file with the SEC at the SEC's public reference rooms at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at l-800-SEC-0330 for more information on the operation of the public reference rooms. Our SEC filings are also available to the public free of charge from the SEC's web site at www.sec.gov.

Incorporation of Documents by Reference

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, in connection with the Series A Preferred Stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the Series A Preferred Stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

        The SEC allows us to "incorporate by reference" into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

        We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act:

Form	Period
Annual Report on Form 10-K/A	Year ended December 31, 2004, filed on November 29, 2005.
Quarterly Reports on Form 10-Q/A	Quarter ended March 31, 2005, filed on November 29, 2005.
Quarter ended June 30, 2005, filed on November 29, 2005.
Quarterly Report on Form 10-Q	Quarter ended September 30, 2005, filed on November 29, 2005.
Definitive Proxy Statement on Form 14A	Filed on April 20, 2005.
Current Reports on Form 8-K and 8-K/A	March 25, 2005, May 13, 2005, July 13, 2005, August 3, 2005, August 10, 2005, August 15, 2005, September 23 2005, October 28, 2005, November 29, 2005, December 6, 2005 and December 16, 2005.

        Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        The documents incorporated by reference in this prospectus may be obtained from us without charge. You may obtain a copy of the documents by submitting a written request to our Corporate Secretary at 2320 Marinship Way, Suite 300, Sausalito, CA 94965 or by calling us at (415) 275-5100. The documents incorporated by reference are available at our web site located at www.willislease.com under the "Investors" tab. Information contained on our website is not part of this prospectus.

LEGAL MATTERS

        Certain legal matters will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

        The consolidated financial statements and schedule of Willis Lease Finance Corporation and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein and incorporated by reference in reliance on the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and incorporated by reference and upon the authority of said firm as experts in accounting and auditing.

CONSOLIDATED FINANCIAL STATEMENTS

        Index to Consolidated Financial Statements of Willis Lease Finance Corporation:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2003 (as restated) and as of September 30, 2005 (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002 (as restated) and for the nine months ended September 30, 2005 and 2004 (unaudited)	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002 (as restated) and for the nine months ended September 30, 2005 and 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 (as restated) and for the nine months ended September 30, 2005 and 2004 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Willis Lease Finance Corporation:

        We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Lease Finance Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        As described in Note 2(a) to the consolidated financial statements, the Company has restated the accompanying consolidated financial statements to reclassify net gain on debt prepayment in the consolidated statements of income for the year ended December 31, 2002, and to reclassify restricted cash in the consolidated balance sheets as of December 31, 2004, and December 31, 2003, and the consolidated statements of cash flows for each of the years in the three year period ended December 31, 2004. As described in Note 2(b) to the consolidated financial statements, the Company has restated the accompanying consolidated financial statements to reflect the change in fair value of various interest rate derivative transactions from comprehensive income to the income statement because of deficiencies in documentation and application of hedge accounting in all periods presented.

/s/ KPMG LLP
San Francisco, California March 18, 2005, except for Note 2(a) as to which the date is July 27, 2005 and Note 2(b) as to which the date is November 18, 2005

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2004	December 31, 2003	September 30, 2005
	(as restated)	(as restated)	(unaudited)
ASSETS
Cash and cash equivalents	$5,540	$9,202	$4,184
Restricted cash	46,324	33,784	63,991
Equipment held for operating lease, less accumulated depreciation of: $83,881 and $67,873 at December 31, 2004 and 2003, respectively; and, $96,111 at September 30, 2005	511,443	499,454	515,519
Net investment in direct finance lease	—	5,551	—
Operating lease related receivable, net of allowances of: $400 and $440 at December 31, 2004 and 2003, respectively; and, $685 at September 30, 2005	1,630	2,095	3,658
Notes receivable	436	—	229
Investment	1,480	1,480	1,480
Assets under derivative instruments	1,398	7	2,578
Property, equipment & furnishings, less accumulated depreciation of: $1,259 and $1,193 at December 31, 2004 and 2003, respectively; and, $1,412 at September 30, 2005	7,537	877	7,733
Other assets	9,670	7,572	15,114

Total assets	$585,458	$560,022	$614,486

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$7,280	$5,753	$7,892
Liabilities under derivative instruments	—	696	498
Deferred income taxes	27,530	25,283	28,102
Notes payable, net of discount of: $0 at December 31, 2004 and 2003, respectively; and, $3,000 at September 30, 2005	369,840	362,395	388,547
Maintenance reserves	56,871	46,408	61,301
Security deposits	2,088	2,314	4,380
Unearned lease revenue	5,381	7,111	4,506

Total liabilities	468,990	449,960	495,226

Shareholders' equity:
Preferred stock ($0.01 par value, 5,000,000 shares authorized; none outstanding)	—	—	—
Common stock, ($0.01 par value, 20,000,000 shares authorized; 8,998,365 and 8,846,805 shares issued and outstanding at December 31, 2004 and 2003, respectively and 9,145,746 shares issued and outstanding at September 30, 2005)	90	88	91
Paid-in capital in excess of par	62,631	61,710	63,398
Retained earnings	53,747	48,264	55,771

Total shareholders' equity	116,468	110,062	119,260

Total liabilities and shareholders' equity	$585,458	$560,022	$614,486

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	(as restated)	(as restated)	(as restated)	(unaudited)	(as restated, unaudited)
REVENUE
Lease revenue	$58,177	$56,977	$55,397	$46,193	$43,094
Gain on sale of leased equipment	3,085	2,372	482	4,163	1,197
Other income	677	520	—	285	536

Total revenue	61,939	59,869	55,879	50,641	44,827

EXPENSES
Depreciation expense	23,198	21,686	19,449	18,583	17,127
Write-down of equipment	577	1,272	3,052	—	577
General and administrative	14,791	13,852	14,439	12,507	10,819
Net finance costs:
Interest expense	16,350	14,957	16,262	17,273	11,480
Interest income	(434)	(244)	(432)	(988)	(284)
Realized and unrealized (gains) and losses on derivative instruments	(465)	1,160	2,477	(721)	(64)
Net (gain) loss upon extinguishment of debt	—	—	(4,073)	1,375	—

Total net finance costs	15,451	15,873	14,234	16,939	11,132

Total expenses	54,017	52,683	51,174	48,029	39,655
Income before income taxes	7,922	7,186	4,705	2,612	5,172
Income tax expense	(2,439)	(2,093)	(870)	(588)	(1,588)

Net income	$5,483	$5,093	$3,835	$2,024	$3,584

Basic earnings per common share:	$0.61	$0.58	$0.43	$0.22	$0.40
Diluted earnings per common share:	$0.59	$0.57	$0.43	$0.21	$0.39
Average common shares outstanding	8,925	8,840	8,831	9,050	8,908
Diluted average common shares outstanding	9,276	8,888	8,851	9,479	9,261

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)

	Issued and outstanding shares of common stock	Common Stock	Paid-in Capital in Excess of par	Retained earnings	Total shareholders' equity
				(as restated)
Balances at December 31, 2001	8,826	$88	$61,532	$39,336	$100,956
Net income (as restated)	—	—	—	3,835	3,835
Shares issued under stock compensation plans	8	—	40	—	40
Tax benefit on disqualified dispositions of shares	—	—	74	—	74

Balances at December 31, 2002	8,834	88	61,646	43,171	104,905
Net income (as restated)	—	—	—	5,093	5,093
Shares issued under stock compensation plans	13	—	61	—	61
Tax benefit on disqualified dispositions of shares	—	—	3	—	3

Balances at December 31, 2003	8,847	88	61,710	48,264	110,062
Net income (as restated)	—	—	—	5,483	5,483
Shares issued under stock compensation plans	151	2	755	—	757
Tax benefit on disqualified dispositions of shares	—	—	166	—	166

Balances at December 31, 2004	8,998	$90	$62,631	$53,747	$116,468

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004

(In thousands, unaudited)

	Issued and Outstanding Shares of Common Stock	Common Stock	Paid-in Capital in Excess of par	Retained Earnings	Total Shareholders' Equity
Balances at December 31, 2003 (as restated)	8,847	$88	$61,710	$48,264	$110,062
Net income (as restated)	—	—	—	3,584	3,584
Shares issued under stock compensation plans	120	2	605	—	607

Balances at September 30, 2004 (as restated)	8,967	$90	$62,315	$51,848	$114,253

Balances at December 31, 2004 (as restated)	8,998	$90	$62,631	$53,747	$116,468
Net income	—	—	—	2,024	2,024
Shares issued under stock compensation plans	148	1	767	—	768

Balances at September 30, 2005	9,146	$91	$63,398	$55,771	$119,260

See accompanying notes to the unaudited consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	(as restated)	(as restated)	(as restated)	(unaudited)	(as restated, unaudited)
Cash flows from operating activities:
Net income	$5,483	$5,093	$3,835	$2,024	$3,584
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	23,198	21,686	19,449	18,583	17,127
Write-down of equipment	577	1,272	3,052	—	577
Write-off of deferred costs	135	312	781	—	70
Amortization of loan discount	256	—	—	33	256
Allowances and provisions	(40)	141	200	285	(36)
Changes in the fair value of derivative instruments	(2,086)	(1,157)	(371)	(682)	(1,457)
Loss on derivative instruments	—	—	99
Gain on sale of leased equipment	(3,085)	(2,372)	(482)	(4,163)	(1,197)
Loss on extinguishment of debt	—	—	—	1,375	—
Changes in assets and liabilities:
Receivables	505	1,144	(1,030)	(2,313)	(58)
Other assets	1,257	(340)	366	(589)	579
Accounts payable and accrued expenses	1,527	1,314	(686)	566	829
Deferred income taxes	2,412	2,083	861	588	1,588
Restricted cash	(12,540)	(9,298)	(4,135)	(8,667)	(8,851)
Maintenance reserves	14,368	12,197	5,297	14,777	12,798
Security deposits	(226)	(26)	(8)	2,292	16
Unearned lease revenue	(1,620)	546	234	(875)	(1,670)

Net cash provided by operating activities	30,121	32,595	27,462	23,234	24,155
Cash flows from investing activities:
Proceeds from sale of equipment held for operating lease (net of selling expenses)	19,007	20,386	16,400	20,313	10,722
Proceeds from principal payment of notes receivable	1,778	—	—	4,557	1,648
Proceeds from sale of property, equipment and furnishings	33	—	—	—	—
Purchase of equipment held for operating lease	(59,371)	(31,881)	(47,652)	(53,183)	(29,944)
Purchase of property, equipment and furnishings	(7,445)	(78)	(267)	(502)	(6,659)
Net principal payments received on direct finance lease	5,551	1,281	467	—	3,744

Net cash (used in) investing activities	(40,447)	(10,292)	(31,052)	(28,815)	(20,489)

Cash flows from financing activities:
Proceeds from issuance of notes payable	58,633	68,376	66,378	294,076	30,184
Debt issuance cost	(1,282)	(363)	(2,457)	(6,244)	(852)
Cash restricted on formation of WEST	—	—	—	(9,000)	—
Purchase of derivative instruments	—	—	(789)	—	—
Proceeds from issuance of common stock	757	61	40	762	607
Principal payments on notes payable	(51,444)	(83,978)	(61,245)	(275,369)	(35,511)

Net cash (used in)/provided by financing activities	6,664	(15,904)	1,927	4,225	(5,572)
Increase (decrease) in cash and cash equivalents	(3,662)	6,399	(1,663)	(1,356)	(1,906)
Cash and cash equivalents at beginning of period	9,202	2,803	4,466	5,540	9,202

Cash and equivalents at end of period	$5,540	$9,202	$2,803	$4,184	$7,296

Supplemental disclosures of cash flow information:
Net cash paid for:
Interest	$14,141	$12,616	$14,400	$16,150	$10,046
Income Taxes	$25	$29	$11	$18	$25
Supplemental disclosures of non-cash investing activities:
In 2003, a liability of $13,317 was incurred in connection with the Company's purchase of engines and aircraft.

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)   Organization and Summary of Significant Accounting Policies (Information as of September 30, 2005 and for the periods ended September 30, 2005 and 2004 is unaudited)

  (a) Organization

          (i)    December 31, 2004

        Willis Lease Finance Corporation ("Willis" or the "Company") is a provider of aviation services whose primary focus is on providing operating leases of aftermarket commercial aircraft engines and other aircraft-related equipment to air carriers, manufacturers and overhaul/repair facilities worldwide. Willis also engages in the selective purchase and resale of commercial aircraft engines.

        T-11 Inc., (T-11) and WLFC-AC1 Inc. are wholly-owned consolidated subsidiaries of Willis and were established to purchase, lease and resell commercial aircraft engines and parts. T-11 is a California corporation and WLFC-AC1 Inc., is incorporated in Delaware.

        WLFC (Ireland) Limited is a wholly-owned subsidiary of Willis. WLFC (Ireland) Limited was formed in 1998 to facilitate certain of Willis' international leasing activities.

        During 2004, Terandon Leasing Corporation, T-2 Inc., T-4 Inc., T-5 Inc., T-7 Inc., T-8 Inc., T-10 Inc. and WLFC Engine Pooling Company were merged into their parent and dissolved.

        Willis Engine Funding LLC ("WEF") is a wholly owned subsidiary of Willis. WEF is a Delaware limited liability company and was established in 2002 for the purpose of financing aircraft engines and is a special purpose bankruptcy-remote entity. WLFC Funding (Ireland) Limited is a wholly-owned subsidiary of WEF and was established in 2001 to facilitate certain international leasing activities.

        Management considers the continuing operations of the Company to operate in one reportable segment.

          (ii)   September 30, 2005

        On August 9, 2005, the Company created Willis Engine Securitization Trust ("WEST") and the name of Willis Engine Funding LLC was changed to WEST Engine Funding LLC ("WEF"). The Company contributed WEF to WEST. WEF is a Delaware limited liability company and was established in 2002 for the purpose of financing aircraft engines and is a special purpose bankruptcy-remote entity.

  (b) Principles of Consolidation

        The consolidated financial statements include the accounts of Willis, WEF, WLFC-AC1 Inc., WLFC Funding (Ireland) Limited and WLFC (Ireland) Limited (together, the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

  (c) Revenue Recognition

        Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Revenue is not recognized when cash collection is not reasonably assured.

  (d) Equipment Held for Operating Lease

        Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of aircraft assets are capitalized as part of the cost of such assets. Major overhauls paid for by the Company, which add economic value, are capitalized and depreciated over the estimated remaining useful life of the equipment. Overhauls paid for from the accumulated maintenance reserves are not capitalized.

        The Company generally depreciates engines on a straight-line basis over a 15-year period from the acquisition date to a 55% residual value. The Company believes that this methodology accurately reflects the Company's typical holding period for the assets and, that the residual value assumption reasonably approximates the selling price of the assets 15 years from date of acquisition.

        For engines or aircraft that are unlikely to be repaired at the end of the current expected useful lives, the Company depreciates the engines or aircraft over their estimated lives to a residual value based on an estimate of the wholesale value of the parts after disassembly.

        The spare parts packages owned by the Company are depreciated on a straight-line basis over an estimated useful life of 15 years to a 25% residual value.

        The aircraft owned by the Company are depreciated on a straight-line basis over an estimated useful life of 13 to 20 years to a 15% to 17% residual value.

        Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecast cash flows, including estimated sales proceeds, over the life of the asset with the assets' book value. If the forecast undiscounted cash flows are less than the book value the asset is written down to its fair value. Fair value is determined by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors considered relevant by Management. The Company conducts a formal annual review of the carrying value of long-lived assets. Such reviews resulted in impairment charges for engines and aircraft of $0.6 million, $1.3 million and $3.1 million (disclosed separately as "Write-down of equipment" in the Consolidated Statements of Income) in 2004, 2003 and 2002, respectively.

  (e) Loan Commitment and Related Fees

        To the extent that the Company is required to pay fees in order to secure debt, such fees are capitalized and amortized over the life of the related loan using the interest method.

  (f) Maintenance and Repair Costs

        Maintenance and repair costs under the Company's leases are generally the responsibility of the lessees. Under many of the Company's leases, lessees pay periodic use fees to the Company based on the usage of the asset. The Company records a Maintenance reserve liability in respect of the use fees collected. Upon the completion of approved maintenance of an asset, such fees are returned to the lessee up to the amount of the repair but not exceeding the use fees paid by the lessee. Under certain of the Company's leases, the lessee is not obligated to perform maintenance on the asset. At the end of the lease, any un-reimbursed maintenance reserves are retained by the Company, and recognized as income upon sale of the related engine. Such amounts recognized were $0.9 million for each of the years ended December 31, 2004 and 2003.

  (g) Interest Rate Hedging

        The Company has entered into various derivative instruments to mitigate its exposure on its variable rate borrowings. The derivative instruments are fixed-rate interest swaps and caps. The differential to be paid or received under the derivative instruments is charged or credited to realized and unrealized (gains) and losses on derivative instruments in net finance costs.

        As of the balance sheet date, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, ("SFAS 133"). The fair value of the derivative instruments is measured at each balance sheet date and recorded on the balance sheet as assets or liabilities under derivative instruments. The change in the fair value is recorded in the income statement as part of realized and unrealized (gains) and losses on derivative instruments in net finance costs. See Note 2 Restatement for additional information.

  (h) Income Taxes

        The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

  (i) Property, Equipment and Furnishings

        Property, equipment and furnishings are recorded at cost and depreciated by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are recorded at cost and depreciated by the straight-line method over the lease term.

  (j) Sale of Leased Equipment

        The Company regularly sells equipment from its lease portfolio. This equipment may or may not be subject to a lease at the time of sale. The gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits or maintenance reserves associated with the engine are not included in the sale the Company includes such items in its calculation of gain or loss. The Company also engages in engine exchanges and, where the cash element of the exchange exceeds 25% of the fair value of the transaction, the exchange is treated as a monetary one and the gain or loss on sale is recognized.

  (k) Cash and Cash Equivalents

        The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents.

  (l) Restricted Cash

        The Company has certain bank accounts that are subject to restrictions in connection with the Company's borrowings. Under the warehouse facility, cash is collected in a restricted account, which is used to service the debt; any amounts remaining after debt service and defined expenses are distributed to the Company. Additionally, under this facility, maintenance reserve payments and lease security deposits are accumulated in a restricted account and are not available for general use. Further, the Company must maintain a cash reserve equal to 2% of the outstanding warehouse debt at all times. The WLFC-AC1 credit facility has similar maintenance reserve and security deposit accounts restricted from general use. Maintenance reserve accounts are only available to meet the costs of specified engine maintenance or repair provisions, and will usually be reimbursed to the lessee. In the event an engine is sold, accumulated maintenance reserves may then become available to the Company (see note 1(j) above). Security deposits are held until the end of the lease, at which time the deposit will be returned to the lessee, provided return conditions have been met. To the extent return conditions are not met, these deposits may be retained by the Company.

  (m) Reclassifications

        Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

  (n) Management Estimates

        These financial statements have been prepared based upon the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

        The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to residual values, estimated asset lives, bad debts, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

        Management believes that the accounting policies on useful life of equipment, residual values and asset impairment are critical to the results of operations.

        If the useful lives or residual values are lower than those estimated by the Company, upon sale of the asset a loss may be realized. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of projected undiscounted cash-flows and, should different conditions prevail, material impairment write-downs may occur.

  (o) Per share information

        Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. The computation of fully diluted earnings per share is similar to the computation of basic earnings per share, except for the inclusion of all potentially dilutive common shares. The reconciliation between basic common shares and fully diluted common shares is presented below:

	Years ended December 31,			Nine Months ended September 30,
	2004	2003	2002	2005	2004
				(unaudited)
	(in thousands)
Shares:
Weighted-average number of common shares outstanding	8,925	8,840	8,831	9,050	8,908
Potentially dilutive common shares	351	48	20	429	353

Total shares	9,276	8,888	8,851	9,479	9,261

Potential common stock excluded as anti-dilutive in period	406	1,645	1,263	440	404

  (p) Investment

        The Company's investment is in a non-marketable security where management does not have significant influence and is recorded at cost. Management evaluates the investment for impairment quarterly. No adjustment to the carrying value was required during the periods presented.

  (q) Stock Options

        The Company accounts for its two stock based compensation plans (as described in Note 11) using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as allowed under SFAS No. 123, "Accounting for Stock Based Compensation" and SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." APB 25 requires compensation expense to be recognized over the employee service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount the employee must pay to acquire the stock. As a result no compensation expense has been recognized during the three years ended December 31, 2004.

        Had compensation cost for the Company's two stock-based compensation plans been determined consistent with SFAS 148, the Company's net income and earnings per share would have been as follows:

	Year Ended December 31,			Nine Months ended September 30,
	2004	2003	2002	2005	2004
	(as restated)	(as restated)	(as restated)	(unaudited)	(as restated, unaudited)
	(in thousands except for per share data)
Net income as reported	$5,483	$5,093	$3,835	$2,024	$3,584
Deduct: Total stock-based employees compensation expense determined under fair value based method for all awards, net of related tax effect	(748)	(651)	(929)	(433)	(581)

Proforma net income	$4,735	$4,442	$2,906	$1,591	$3,003

Basic earnings per common share as reported	$0.61	$0.58	$0.43	$0.22	$0.40
Basic earnings per common share pro forma	$0.53	$0.50	$0.33	$0.18	$0.34
Diluted earnings per common share as reported	$0.59	$0.57	$0.43	$0.21	$0.39
Diluted earnings per common share pro forma	$0.51	$0.50	$0.33	$0.17	$0.32

        The fair value of the purchase rights under the Purchase Plan and the Plan is estimated using the Black-Scholes option pricing model.

        The assumptions underlying the estimates derived using the Black-Scholes model are as follows:

	1996 Stock Option/Stock Issuance Plan			Employee Stock Purchase Plan
	2004	2003	2002	2004	2003	2002
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.61%	2.89%	3.47%	1.84%	1.21%	3.94%
Expected volatility	69.15%	72.07%	72.80%	69.59%	71.35%	72.80%
Expected life (in years)	5.17	3.97	3.89	0.5-2.0	0.5-1.0	0.5-2.0

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock plans and the warrants.

  (r) Initial Direct Costs associated with Leases

        The Company accounts for the initial direct costs, including sales commission and legal fees, incurred in obtaining a new lease by deferring and amortizing those costs over the term of the lease. The amortization of these costs is recorded under General and Administrative expenses in the Consolidated Statements of Income. The amounts amortized were $737,000, $440,000 and $409,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  (s) Nine Months Ended September 30, 2005: Basis of Presentation of Interim Financial Information

        The accompanying unaudited consolidated financial statements of Willis and its subsidiaries have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for reporting on interim, unaudited financial data. Pursuant to such rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations, contained in this prospectus.

        The Company has restated its annual financial statements for the year ended December 31, 2004, and its interim financial statements for the quarterly period ended March 31, 2005, and the quarterly period ended June 30, 2005 for inappropriate application of accounting for derivative related transactions under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The Company's consolidated balance sheets, statements of income, statements of shareholders' equity and statements of cash flows were restated to reflect the change in fair value of derivative contracts in the income statement and not in other comprehensive income where the change was previously recorded. The interim financial information contained herein reflects the changes in accounting for derivatives and all comparative amounts have been restated. This change significantly increases the volatility in earnings quarter to quarter within a year and between years. The restatements do not affect the economics of the derivative transactions.

        In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2005 and December 31, 2004, and the results of its operations for the nine month periods ended September 30, 2005 and 2004, and its cash flows for the nine months ended September 30, 2005 and 2004. The balance sheet as of September 30, 2005 and the results of operations and cash flows for the periods ended September 30, 2005 and 2004, are not necessarily indicative of the financial condition, results of operations or cash flows as of or for any other period.

(2)   Restatements

  (a) Financial Statement Classifications

        The Company reviewed its financial statement presentation and disclosure in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in a normal periodic review of the Company's filings. As a result, the Company filed an amended 10-K on August 3, 2005, restating the consolidated statement of income for the year ended December 31, 2002, to reclassify a portion of the Company's revenue for a net gain on debt prepayment to classify such gain as a separate item as part of expenses.

        In response to comments from the Staff the Company also restated the consolidated balance sheets for December 31, 2004 and 2003, to separately classify cash that is restricted in connection with the Company's borrowings. The restricted cash was previously disclosed in narrative form and included within the description for cash and cash equivalents. The consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002, have been restated to reflect the impact of this change.

        The changes to the Company's presentation described above do not change the Company's total assets, total liabilities, total shareholders' equity or net income. All such changes have been consistently applied to all periods presented and a comparison of the amounts previously reported to the restated amounts presented in the Company's Annual Report on Form 10-K/A and this S-1 (in thousands) are shown as follows:

	For the Year Ended December 31, 2002
Consolidated Income Statement Information	As Previously Filed	As Restated
REVENUE
Net gain on debt extinguishment	$4,073	$—
Total revenues	59,952	55,879
EXPENSES
Interest expense	—	19,110
Interest income	—	(432)
Net gain on debt extinguishment	—	(4,073)
Total expenses	36,940	51,545
Interest expense	19,110	—
Interest income	(432)	—
Net finance costs	18,678	—
Income before income taxes	4,334	4,334

        For the years ended December 31, 2004, 2003 and 2002, the Company is reclassifying interest expense and interest income in the consolidated statements of income. Due to the reclassification, earnings from operations is no longer presented within the statements of income.

	December 31, 2004		December 31, 2003
Consolidated Balance Sheet Information	As Previously Filed	As Restated	As Previously Filed	As Restated
Cash and cash equivalents	$51,864	$5,540	$42,986	$9,202
Restricted cash	—	46,324	—	33,784
	For the Years Ended December 31,
	2004		2003		2002
Consolidated Statements of Cash Flow Information	As Previously Filed	As Restated	As Previously Filed	As Restated	As Previously Filed	As Restated
Changes in assets and liabilities:
Restricted cash	$—	$(12,540)	$—	$(9,298)	$—	$(4,135)
Net cash provided by operating activities	42,661	30,121	41,893	32,595	31,597	27,462
Increase (decrease) in cash and cash equivalents	8,878	(3,662)	15,697	6,399	2,472	(1,663)
Cash and cash equivalents at beginning of period	42,986	9,202	27,289	2,803	24,817	4,466
Cash and cash equivalents at end of period	51,864	5,540	42,986	9,202	27,289	2,803

  (b) Derivative Accounting

        This amendment addresses the restatement of the consolidated financial statements for the Company's inappropriate application of accounting for derivative related transactions under SFAS 133.

        The Company enters into derivative instruments (swaps and caps) to hedge its interest rate exposure. The Company had designated its swap and cap derivatives as cash flow hedges of its interest payments on its variable rate debt. It was determined that the documentation related to these derivative instruments was insufficient to meet the documentation criteria under SFAS 133 and as a result that the Company could not apply hedge accounting to the transactions.

        In addition, a portion of the Company's interest payments was based on commercial paper rates. The Company erroneously tested the effectiveness of the related derivative instruments using one-month LIBOR instead of data that would have included both the interest rate risk and credit risk of the issuer of the commercial paper.

        As a result of these deficiencies the accompanying financial statements for the years ended December 31, 2004, 2003, and 2002, are being restated to reflect the change in the fair value of derivative contracts in the income statement and not in other comprehensive income where the change was previously recorded. The amortization of upfront premium payments on interest rate caps has been reversed and is no longer a component of interest expense. In addition, the realized gain/loss (i.e. cash settlements) on derivative instruments has been reclassified from interest expense to realized and unrealized (gains) and losses on derivative instruments in the statements of income.

        All such changes have been consistently applied to all periods presented and a comparison of the amounts previously reported to the restated amounts presented in the Company's Annual Report on Form 10-K/A and this S-1 (in thousands) are shown as follows:

	For the Years ended December 31,
	2004		2003		2002
Consolidated Income Statement Information	As Previously Filed	As Restated	As Previously Filed	As Restated	As Previously Filed	As Restated
Expenses:
Net finance costs:
Interest expense	$18,449	$16,350	$17,409	$14,957	$19,110	$16,262
Interest income	(434)	(434)	(244)	(244)	(432)	(432)
Net (gain) on debt extinguishment	—	—	—	—	(4,073)	(4,073)
Realized and unrealized (gains) and losses on derivative instruments	—	(465)	—	1,160	—	2,477

Total net finance costs	18,015	15,451	17,165	15,873	14,605	14,234
Total expenses	56,581	54,017	53,975	52,683	51,545	51,174
Income before income taxes	5,358	7,922	5,894	7,186	4,334	4,705
Income tax expense	(1,501)	(2,439)	(1,717)	(2,093)	(738)	(870)

Net income	$3,857	$5,483	$4,177	$5,093	$3,596	$3,835

        For the years ended December 31, 2004, 2003 and 2002, the net decrease (increase) in fair value of derivative instruments, is included in realized and unrealized (gains) and losses on derivative instruments as a part of net finance costs in the consolidated statements of income.

	December 31, 2004		December 31, 2003
Consolidated Balance Sheet Information	As Previously Filed	As Restated	As Previously Filed	As Restated
Accumulated other comprehensive gain/(loss), net of tax expense	$966	$—	$(660)	$—
Retained earnings	52,781	53,747	48,924	48,264
	For the Years Ended December 31,
	2004		2003		2002
Consolidated Statements of Cash Flow Information	As Previously Filed	As Restated	As Previously Filed	As Restated	As Previously Filed	As Restated
Net income	$3,857	$5,483	$4,177	$5,093	$3,596	$3,835
Changes in the fair value of derivative instruments	—	(2,086)	—	(1,157)	—	(371)
Change in other assets	1,735	1,257	(205)	(340)	366	366
Change in deferred income taxes	1,474	2,412	1,707	2,083	729	861
Net cash provided by operating activities	30,121	30,121	32,595	32,595	27,462	27,462

        There have also been changes to notes 1, 7, 8, 9, and 12 to the consolidated financial statements.

        The Company's lenders have waived all non-compliance with debt covenants resulting from this restatement.

(3)   Equipment Held for Lease and Net Investment in Direct Finance Lease

        At December 31, 2004, the Company had 115 aircraft engines and related equipment with an aggregate original cost of $559.8 million, 3 spare parts packages with an aggregate original cost of $3.6 million and five aircraft with an aggregate original cost of $24.0 million and engine-related equipment with an aggregate original cost of $8.7 million, in its operating lease portfolio. At December 31, 2003, the Company had 119 aircraft engines and related equipment with an aggregate original cost of $534.0 million, 4 spare parts packages with an aggregate original cost of $10.4 million, seven aircraft with an aggregate original cost of $29.6 million and engine-related equipment with an aggregate original cost of $3.4 million in its operating and finance lease portfolio.

        A majority of the Company's aircraft equipment is leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars.

        The Company leases its aircraft equipment to lessees domiciled in 9 geographic regions. The tables below set forth geographic information about the Company's leased aircraft equipment grouped by domicile of the lessee (which is not necessarily indicative of the asset's actual location):

	Years ended December 31,
Lease revenue
	2004	2003	2002
	(in thousands)
Region
United States	$8,094	$6,373	$9,067
Canada	238	1,042	1,041
Mexico	4,225	4,349	2,717
Australia/New Zealand	670	853	305
Europe	25,943	25,310	24,906
South America	8,452	7,576	6,322
Asia	4,889	5,540	6,312
Africa	1,064	1,373	418
Middle East	4,602	4,561	4,309

Totals	$58,177	$56,977	$55,397

	Years ended December 31,
Lease revenue less applicable depreciation, and interest
	2004	2003	2002
	(in thousands)
Region:
United States	$2,284	$1,148	$3,071
Canada	216	914	488
Mexico	980	1,143	1,177
Australia/New Zealand	194	426	141
Europe	12,241	13,421	12,461
South America	3,852	4,111	3,257
Asia	2,313	2,736	2,978
Africa	571	775	135
Middle East	2,299	2,460	1,860
Off-lease and other	(4,552)	(4,682)	(8,097)

Totals	$20,398	$22,452	$17,471

	As of December 31,
Net book value of equipment held for operating lease	2004	2003	2002 (as restated)
	(in thousands)
Region
United States	$70,611	$48,575	$47,484
Canada	—	—	13,415
Mexico	38,387	37,025	26,776
Australia/New Zealand	—	10,470	18,103
Europe	170,088	195,887	179,230
South America	67,927	59,064	44,265
Asia	41,073	38,213	42,450
Africa	5,860	5,884	15,462
Middle East	38,024	38,475	34,173
Off-lease and other	79,473	65,861	74,040

Totals	$511,443	$499,454	$495,398

        Included in "off-lease and other" is equipment that is held for disposal totaling approximately $5.5 million at December 31, 2004, and $7.0 million at December 31, 2003.

        As of December 31, 2004 and 2003, the lease status of the equipment held for operating lease was as follows:

Lease Term	December 31, 2004 Net Book Value
(in thousands)
Off-lease and other	$79,473
Month-to-month leases	35,252
Leases expiring 2005	180,261
Leases expiring 2006	79,046
Leases expiring 2007	32,988
Leases expiring 2008	29,008
Leases expiring 2009	6,418
Leases expiring thereafter	68,997

$511,443

Lease Term	December 31, 2003 Net Book Value
(in thousands)
Off lease and other	$65,861
Month-to-month leases	74,325
Leases expiring 2004	134,970
Leases expiring 2005	51,473
Leases expiring 2006	61,745
Leases expiring 2007	34,650
Leases expiring 2008	28,160
Leases expiring thereafter	48,270

$499,454

        The net investment in direct finance leases on December 31, 2004 and 2003, was as follows:

	2004	2003
	(in thousands)
Minimum payments receivable	$—	$714
Guaranteed residual value of leased assets	—	4,950
Unearned income	—	(113)

Net investment in finance lease	$—	$5,551

        The finance lease terminated during 2004.

        As of December 31, 2004, minimum future payments under non-cancelable leases were as follows:

Year	(in thousands)
2005	$37,431
2006	22,483
2007	16,527
2008	12,258
2009	9,358
Thereafter	11,008

$109,065

(4)   Notes Receivable

        At December 31, 2004, the Company had Notes Receivable of $0.4 million relating to the sale of two airframes in 2004. The notes are payable over two years at 6% per annum interest. The final payment is due July 2006.

(5)   Investments

        In July 1999, the Company entered into an agreement to participate in a joint venture formed as a limited company—Sichuan Snecma Aero-engine Maintenance Co. Ltd. (Sichuan Snecma). The Company's investment is 7% in the venture. Sichuan Snecma focuses on providing maintenance services for CFM56 series engines and is located in Chengdu, China. Other participants in the joint venture are Air China International Company and Snecma Services. As of the year ended December 31, 2004, $1.5 million has been contributed. This investment is recorded at cost.

        As of September 30, 2005 no additional contribution had been made. In October 2005, a resolution was adopted by Sichuan Snecma to increase the total amount of debt and registered capital. The Company elected not to make an additional registered capital contribution resulting in the Company's investment being reduced to a 4.608% interest in the venture. (unaudited)

(6)   Notes Payable

  (a) December 31, 2004

        Notes payable consisted of the following:

	As of December 31,
	2004	2003
	(in thousands)
Notes payable at a fixed interest rate of 8.63%. Secured by aircraft engines. The note matures in September 2006.	$2,291	$2,658
Note payable at a fixed interest rate of 6.95% secured by aircraft. The note matures in September 2005.	4,944	5,904
Class A notes payable of $194.4 million payable at a floating rate of interest based on commercial paper rates plus an average weighted spread of 2.26% and $21.6 million Class B notes payable at LIBOR plus an average weighted spread of 5.32%. The facility has a revolving period which ended in March 2005, followed by a 4-year amortization period. The Company has a guarantee to Class B Noteholders to a maximum of $21.6 million. The assets of the Issuer (WEF) and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates.	216,000	219,000
Credit facility at a floating rate of interest of LIBOR plus 2.25% (2003, 1.75%). Secured by engines. The facility has a committed amount of $148.5 million (2003, $125.0 million), which revolves until May 2006 and matures in May 2007.	117,000	95,000
Note payable at a floating rate of LIBOR + 2.75%. The note had a maturity of December 2009 but was repaid in 2004.	—	415
Note payable at a floating rate of LIBOR + 2.05%. The note matures in June, 2005. Secured by aircraft engines.	17,958	22,225
Note payable at a fixed interest rate of 7.75% secured by aircraft. The note matures in December 2006.	2,644	3,876
Note payable at a fixed interest rate of 6% secured by an aircraft engine. The note was repaid in 2004.	—	4,436
Note payable at fixed interest rate of 6% maturing in 2005. Secured by an engine.	2,592	—
Note payable at a floating rate of LIBOR + 1.78% maturing in 2011. Secured by an aircraft. A second tranche of $0.55 million was committed but unused as of December 31, 2004.	6,411	—
Note payable, with no interest rate, secured by aircraft, engines and related equipment. The note was repaid in 2004 (net of 6% imputed discount of $256).	—	8,881

Total notes payable	$369,840	$362,395

        At December 31, 2004, 1-month LIBOR was approximately 2.4% and the Commercial Paper rate was approximately 2.21%. At December 31, 2003, the rates were 1.12% and 1.05%, respectively.

        The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on the rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's debt is estimated by the Company to be $369.6 million at December 31, 2004.

        Principal outstanding at December 31, 2004, is repayable as follows:

Year	(in thousands)
2005	$37,839
2006	16,430
2007	130,856
2008	14,511
2009	165,042
Thereafter	5,162

$369,840

        Certain of the debt instruments above also have covenant requirements such as a minimum tangible net worth and interest coverage. As of December 31, 2004, the Company was in compliance with all covenant requirements.

        At December 31, 2004, the Company had a $148.5 million revolving credit facility to finance the acquisition of aircraft engines for lease as well as for general working capital purposes. As of December 31, 2004, $31.5 million was available under this facility. The facility matures in May 2007. The interest rate on this facility at December 31, 2004, was 1-month LIBOR plus 2.25%. Under the revolver facility, all subsidiaries except WLFC-AC1 and WEF jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $148.5 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus accrued interest and fees. The guarantee would be triggered by a default under the agreement.

        At December 31, 2004, the Company had a fully drawn $216.0 million debt warehouse facility. A wholly-owned special purpose entity, WEF, was created in 2002 for the purpose of financing jet aircraft engines. The facility had a six-month revolving period which ended March 9, 2005, followed by a four-year amortization period, during which 90% of the net rents from the collateral are used to pay down principal, followed by a final balloon payment. The facility's structure is designed to facilitate the issuance of public or private securitized notes. There is no assurance that a securitization can be completed or completed on terms that are favorable or acceptable to the Company. The Company will either renegotiate this facility with its lenders or the facility will go into its amortization period. The facility notes are divided into $194.4 million Class A notes and $21.6 million Class B notes. The Company has a guarantee to the Class B Noteholders determined by a formula in the debt agreement. The maximum amount of the guarantee at December 31, 2004, is $21.6 million. If WEF defaults on its obligations, the full amount of the Class B notes outstanding (together with any accrued interest and fees) is due and payable immediately. The governing documents of the warehouse facility and the WEF operating agreement require that the assets of WEF and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates. WEF is consolidated for financial statement presentation purposes. At December 31, 2004, interest on the Class A notes is a commercial paper rate plus a weighted average spread of approximately 2.26% and interest on the Class B Notes is 1-month LIBOR plus a weighted average spread of 5.32%.

        At December 31, 2004, the Company had warehouse and revolving credit facilities totaling $364.5 million compared to $344.0 million at December 31, 2003. At December 31, 2004 and 2003, respectively, $31.5 million and $30.0 million were available under these combined facilities.

        At December 31, 2004, the Company had an $18.0 million term loan facility available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1, for the financing of jet aircraft engines sold by the Company to such subsidiary. The facility is a five-year term loan with final maturity of June 29, 2005. The interest rate is 1-month LIBOR plus 2.05%. This facility is fully drawn. The Company guarantees the obligations of WLFC-AC1 under the terms of this facility.

  (b) September 30, 2005 (unaudited)

        At September 30, 2005, notes payable consists of notes payable and loans totaling $388.5 million (net of discount of $3.0 million) payable over periods of two months to 25 years with interest rates varying between approximately 5.1% and 9.9% (excluding the effect of the Company's interest rate derivative contracts). The significant facilities are described below.

        At September 30, 2005, the Company had a $148.5 million revolving credit facility to finance the acquisition of aircraft engines and spare parts for lease as well as for general working capital purposes. As of September 30, 2005, the outstanding balance was $133.0 million and $15.5 million was available under this facility. The facility matures in May 2007. The interest rate on this facility at September 30, 2005, is one-month LIBOR plus 2.25%. Under the revolver facility, all subsidiaries except WLFC-AC1 Inc., Willis Engine Securitization Trust and previously WEF, jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $148.5 million plus any accrued and unpaid interest, fees or reimbursements, but is limited at any given time to the sum of the principal outstanding plus interest and fees.

        On August 9, 2005, the Company closed an Asset Backed Securitization through a newly created, bankruptcy remote, Delaware Statutory Trust, WEST. WEST is a wholly owned subsidiary of the Company and is consolidated by the Company. WEST issued $200,000,000 Series A1 and $28,276,878 Series B1 term notes. The Series A1 notes are held by qualified institutional investors. The Series B1 notes are held by two commercial banks. These notes have a targeted principal amortization which is to be paid from the available revenue from leases and sales of the engines owned by WEST. The amortization is based on a straight-line reduction of the outstanding principal balance of the term notes. The A1 and B1 notes have expected amortization periods of 13 years and 15 years, respectively. The Series A notes are senior notes and as such have priority in the payment of interest and principal over the Series B notes. A control party or holders of more than fifty percent (50%) of the outstanding principal balance of a series may take certain actions with respect to that series. However, the control party for the senior series may declare an event of default and accelerate all of the notes in certain circumstances and may exercise available remedies following an event of default.

        WEST also issued Series A2 and Series B2 notes, with maximum principal amounts of up to $100,000,000 and $13,558,400, respectively, which together make up the warehouse notes. The warehouse notes allow for revolving borrowings during a two-year term, after which it is expected that they will be converted to term notes of WEST. The Company is obligated to pay commitment fees to the warehouse note holders on the amount of their commitment in excess of the outstanding balance of the warehouse notes. The Series A2 and B2 notes are held by two commercial banks. The final legal maturity for both the Series A1 term notes is July 15, 2030. The final legal maturity for the Series B1 term notes and the warehouse notes is August 15, 2030.

        The Company also entered into a Servicing Agreement and Administrative Agency Agreement with WEST to provide certain engine, lease management and reporting functions for WEST in return for fees based on a percentage of collected lease revenues and asset sales. Because WEST is consolidated, all fees eliminate upon consolidation.

        The assets and liabilities of WEST will remain on the Company's consolidated balance sheet at historical cost. The net proceeds of the term notes issued by WEST were used primarily to repay the obligations under the Company's previous warehouse facility, which was terminated. A restricted cash account of $9.0 million was also established to fund the acquisition of two remaining engines. As a result of this transaction the Company wrote off approximately $1.4 million of unamortized debt issuance costs associated with the previous facility.

        At September 30, 2005, $225.4 million of WEST term notes and $3.6 million of WEST warehouse notes were outstanding. The outstanding balances of the term notes are $197.4 million Series A1 notes and $28.0 million Series B1 notes. The outstanding balances of the warehouse notes are $3.2 million Series A2 notes and $0.4 million Series B2 notes. The assets of WEST, WEST Engine Funding and any associated owner trust are not available to satisfy the obligations of the Company or any of its affiliates. At September 30, 2005, interest on the Series A1 notes and Series A2 notes is one-month LIBOR plus a stated margin of 1.25% and 1.50%, respectively. The Series A1 notes were issued at a discount of 1.5% or $3.0 million. The effective margin on the Series A1 notes is approximately 1.50%. At September 30, 2005, interest on the Series B1 notes and Series B2 notes is one-month LIBOR plus a margin of 3.00% and a supplemental margin of 3.00%, for a total margin of 6%.

        The Company's previous warehouse debt facility, WEF, was a wholly-owned special purpose entity created in 2002 for the purpose of financing jet aircraft engines. The facility had a revolving period which ended March 9, 2005, followed by a four-year amortization period, during which 90% of the net rents from the collateral were used to pay down principal, followed by a final balloon payment. The facility's structure was designed to facilitate the issuance of public or private securitized notes. The facility notes were paid off at the closing of the WEST securitization for $203.7 million (the amount then outstanding on the facility notes), $183.3 million Class A notes and $20.4 million Class B notes. Interest on the Class A notes was a commercial paper rate plus a weighted average spread of approximately 2.26% and interest on the Class B notes was one-month LIBOR plus a weighted average spread of 5.32%.

        A term loan facility of $4.7 million, available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1 Inc., for the financing of jet aircraft engines had a five-year term and final maturity of June 29, 2005. The loan was extended 60 days and paid in full on August 29, 2005.

        At September 30, 2005, one-month LIBOR was 3.86% and at August 9, 2005, the commercial paper rate related to the previous warehouse debt facility was approximately 3.36%. At September 30, 2004, the one-month LIBOR rate was approximately 1.84%.

        The following is a summary of the aggregate maturities of notes payable on September 30, 2005 (dollars in thousands):

Year Ending December 31,
2005	$20,095
2006	21,850
2007	151,806
2008	19,262
2009	17,807
2010 and thereafter	160,727

$391,547

        At September 30, 2005, the Company was in compliance with all covenants, except trailing four-quarter interest coverage due to the write-off of fees associated with the refinancing of the prior warehouse credit facility. In addition, due to the restatement of its financial statements for a failure to properly document its derivative instruments to receive hedge accounting, the Company had not delivered financial statements prepared in accordance with generally accepted accounting principals under its various debt agreements for the years and quarters in question. See Note 1 and Item 4 for more information on the restatement. A waiver from complying with each of these covenants was obtained from the respective banks.

(7)   Derivative Instruments

  (a) December 31, 2004

        The Company holds a number of interest rate derivative instruments to mitigate its exposure to changes in interest rates, in particular LIBOR, as 97% of the Company's borrowings are at variable rates. In addition, WEF is required under its credit agreement to hedge a portion of its borrowings. At December 31, 2004, the Company was a party to interest rate swap agreements with notional outstanding amounts of $100.0 million, remaining terms of between 27 and 37 months and fixed rates of between 2.52% and 3.45%. The fair value of these swaps at December 31, 2004, was positive $1.4 million and represented the estimated amount the Company would receive if it terminated the swaps. The Company purchased a number of forward-commencing interest rate caps during the second quarter of 2002. These caps have notional amounts of $60.0 million, with 3 year terms, and effective dates commencing in 2003 and rates capped at 5.5%. At December 31, 2004, the estimated fair value of the caps was zero.

        Under the swap contracts, the difference between the index and the fixed rate that is paid or received by the Company is charged or credited to realized and unrealized (gains) and losses on derivative instruments in net finance costs.

        The Company uses an external provider to ascertain the fair value of the interest-rate derivative contracts as of the balance sheet date. Valuation of the derivative instruments requires certain assumptions for underlying variables and the use of different assumptions would result in a different valuation. Management believes it has applied assumptions consistently during the period and has not changed its method of valuation during the period.

        As of the balance sheet date and for all the periods presented, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with SFAS 133. The fair value of the derivative instruments is measured at each balance sheet date and recorded on the balance sheet as assets or liabilities under derivative instruments. The change in fair value is recorded in the income statement as part of realized and unrealized (gains) and losses on derivative instruments in net finance costs. See Note 2 Restatement for additional information.

        Based on the implied forward rate for LIBOR at December 31, 2004, the Company anticipates that interest expense will be decreased by approximately $0.2 million for the year ending December 31, 2005 due to the interest-rate derivative contracts in place.

  (b) September 30, 2005 (unaudited)

        The Company holds a number of derivative instruments to mitigate its exposure to changes in interest rates, in particular one-month LIBOR, as 98% of the Company's borrowings are at variable rates. In addition, both WEST and the facility it replaced required that a portion of its borrowings be hedged to mitigate mismatches between fixed rents, particularly with respect to long-term contracts (i.e. over twelve months), and floating interest rates. At September 30, 2005, the Company was a party to interest rate swap agreements with notional outstanding amounts of $139 million, remaining terms of between 18 and 59 months and fixed rates of between 2.52% and 4.74%. The fair value of these derivative contracts at September 30, 2005, was a $2.1 million asset, net of liabilities, and represented the estimated amount the Company would receive if it terminated the agreements. At September 30, 2005, the Company was also party to one interest rate cap, which has a notional amount of $10 million, remaining term of 7 months, with the interest rate capped at 5.0%. At September 30, 2005, the fair value of the cap was approximately zero.

        The Company uses an external provider to ascertain the fair value of the interest-rate derivative contracts as of the balance sheet date. Valuation of the derivative instruments requires certain assumptions for underlying variables and the use of different assumptions would result in a different valuation. Management believes it has applied assumptions consistently during the period and has not changed its method of valuation during the period.

        As of the balance sheet date and for all the periods presented, all of the derivative instruments the Company has entered into do not qualify for hedge accounting in accordance with SFAS 133. The fair value of the derivative instruments is measured at each balance sheet date and recorded on the balance sheet as assets or liabilities under derivative instruments. The effect of our inability to apply hedge accounting for the derivative instruments requires that changes in their fair values be recorded in the income statement as part of "realized and unrealized (gains) and losses on derivative instruments" in net finance costs. Realized and unrealized (gains) and losses on derivative instruments also includes the cash settlements paid and received. As a result, reported net income will be directly influenced by changes in interest rates as they affect the fair value of our derivative instruments.

        During the quarter ended September 30, 2005, the realized and unrealized gain on derivative instruments was $0.3 million and a $1.7 million loss in the comparable period in 2004. For the nine months ended September 30, 2005 and 2004, the realized and unrealized gain on derivative instruments was $0.7 million and $64 thousand, respectively. During the quarters ended September 30, 2005 and 2004, the change in fair value of the interest rate derivatives resulted in a decrease of $0.2 million and an increase of $1.3 million in net finance costs, respectively. For the nine months ended September 30, 2005 and 2004, the change in fair value of the interest rate derivatives was a decrease of $0.7 million and $1.5 million in net finance costs, respectively. During the quarter ended September 30, 2005, the net cash settlements of derivative instruments received was $0.1 million and $0.4 million paid in the comparable period in 2004. For the nine months ended September 30, 2005, the net cash settlements of derivative instruments received was $39 thousand, and $1.4 million paid in the comparable period in

2004. Based on the estimated forward rate of one-month LIBOR at September 30, 2005, the Company anticipates that net finance costs will be decreased by approximately $1.4 million for the 12 months ending September 30, 2006, due to its cash settlements of interest rate derivatives.

(8)   Income Taxes

        The components of income tax expense for the years ended December 31, 2004, 2003 and 2002, included in the accompanying consolidated statements of income were as follows:

	Federal	State	Total
	(as restated)	(as restated)	(as restated)
	(in thousands)
December 31, 2004
Current	$—	$23	$23
Deferred	1,774	476	2,250
Charges in lieu of tax	145	21	166

Total 2004	$1,919	$520	$2,439

December 31, 2003
Current	$—	$10	$10
Deferred	1,623	456	2,079
Charges in lieu of tax	3	1	4

Total 2003	$1,626	$467	$2,093

December 31, 2002
Current	$—	$13	$13
Deferred	1,114	(331)	783
Charges in lieu of tax	86	(12)	74

Total 2002	$1,200	$(330)	$870

        The following is a reconciliation of the federal income tax expense at the statutory rate of 34% to the effective income tax expense:

	Years ended December 31,
	2004		2003		2002
	(in thousands and % of pre-tax income)
	$	%	$	%	$	%
Statutory federal income tax expense	2,693	34	2,443	34	1,600	34
State taxes, net of federal benefit	374	5	287	4	(216)	(5)
Extraterritorial income exclusion	(671)	(9)	(661)	(9)	(533)	(11)
Other	43	1	24	—	19	—

Effective income tax expense	2,439	31	2,093	29	870	18

        In 2004, 2003, and 2002, the Company determined that a number of assets and their associated leases qualify for exclusion from federal taxable income under the Extraterritorial Income Exclusion rules, resulting in a reduction in the federal effective tax rate.

        In 2002, the Company changed its estimated apportionment of income attributable to California, due to a change in the composition of the Company's revenue, resulting in an income tax benefit of $0.6 million. In addition, the Company has provided for a gross valuation allowance of $0.1 million relating to California net operating losses expiring in 2006 where management believes realizing the benefit of the loss carry-forward is not assured, and included in state taxes in the table above.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of December 31,
	2004	2003
	(in thousands)
Deferred tax assets:
Charitable contribution	$83	$67
Unearned lease revenue	1,968	2,411
State taxes	8	9
Reserves and allowances	309	161
Alternative minimum tax credit	335	335
Net operating loss carry forward	37,789	30,410

Total gross deferred tax assets	40,492	33,393
Less valuation allowances	(115)	(115)

Net deferred tax assets	40,377	33,278

Deferred tax liabilities:
Depreciation on aircraft engines and equipment	(67,552)	(59,145)
Deferred tax (liability)/asset related to unrealized (gain)/loss on derivative instruments	(355)	584

Net deferred tax liabilities	(67,907)	(58,561)

Net deferred tax assets/(liabilities)	$(27,530)	$(25,283)

        As of December 31, 2004, the Company had net operating loss carry forwards of approximately $108.2 million for federal tax purposes and $17.0 million for state tax purposes. The federal net operating loss carry forwards will expire at various times from 2019 to 2024 and the state net operating loss carry forwards will expire at various times from 2006 to 2014. However, in 2002, the Company provided for a valuation allowance against California net operating losses (NOL's) totaling $2.0 million that expire in 2006 and realization is not assured. Net operating losses can be used as a deduction against future income arising from the U.S. consolidated filing group. As of December 31, 2004, the Company also had alternative minimum tax credits of approximately $0.3 million for federal income tax purposes which have no expiration date and which should be available to offset future alternative minimum tax liabilities. Management believes that no valuation allowance is required on deferred tax assets, other than the California NOL as stated, as it is more likely than not that all amounts are recoverable through future taxable income.

(9)   Risk Management Issues

  Risk Concentrations

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits, receivables and non-payment of maintenance reserves due at lease end.

        The Company places its cash deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party. Concentrations of credit risk with respect to lease receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas. Some lessees are required to make payments for maintenance reserves at the end of the lease however, risk is considered limited due to the number of these lessees which have this provision in the lease.

  Interest Rate Risk Management

        To mitigate exposure to interest rate changes, the Company has entered into interest rate swap and cap agreements. As of December 31, 2004, such swap agreements had notional outstanding amounts of $100.0 million, average remaining terms of between 27 and 37 months and average fixed rates of between 2.52% and 3.45%. Caps had notional amounts of $60.0 million, effective dates commencing in 2003, with remaining terms of between three and four months and rates capped at 5.5%.

        The cash settlements on these derivative instrument arrangements created additional expense of $1.6 million and $2.3 million, for 2004 and 2003, respectively. This additional expense was included in realized and unrealized (gains) and losses on derivative instruments in net finance costs. For further information see Note 1(g) and Note 7.

(10) Commitments, Contingencies, Guarantees and Indemnities

  (a) December 31, 2004

        The Company has three leases for its office space. At December 31, 2004, the annual lease rental commitment for the Sausalito office for 2005 is approximately $352,000. The lease expires on December 31, 2005, but has two one-year renewal options. The Company has given notice that it may exercise its options to extend the lease for at least one further year. The remaining lease rental commitment, for premises for the San Diego operation, is approximately $64,000 plus expenses and the lease expires on October 31, 2005. The lease for premises in Shanghai, China expires in June 2005 and the remaining lease commitment is approximately $25,000.

        The Company has a number of guarantees in respect of its credit facilities. Refer to Note 6 for a full description of the nature and terms of these guarantees. Additionally, the Company generally indemnifies the purchaser of its equipment against any taxes arising from the sale of the equipment (except taxes incurred by the purchaser). The amount of the indemnification is not determinable and the Company has not had to make any payments under such indemnifications.

        The Company has commitments to purchase, during 2005, engines and other engine-related equipment totaling $18.2 million.

        In July 2004, one of the Company's engines (with a net investment of $1.9 million) was damaged while on lease to a customer. The Company does not believe that a loss will be incurred; however, no assurance can be given on the eventual outcome.

  (b) September 30, 2005 (unaudited)

        At September 30, 2005, the remaining lease commitment for the Sausalito office for 2005 is approximately $88,000. The lease expires on December 31, 2005, and the Company is currently negotiating to extend the lease. The remaining 2005 lease commitment for the premises in San Diego is approximately $22,000 and $296,000 for the period from September 30, 2005, until the lease expires on October 31, 2008. The Company also leases premises in Shanghai, China, with the remaining lease commitment in 2005 of approximately $13,000, and $38,000 for the period from September 30, 2005, until the lease expires in June 2006.

        The Company has a number of guarantees in respect of its credit facilities. Refer to Note 5 for a full description of the nature and terms of these guarantees. Additionally, the Company generally indemnifies the purchaser of its equipment against any taxes arising from the sale of the equipment (except taxes incurred by the purchaser). The amount of the indemnification is not determinable and the Company has not had to make any payments under such indemnifications.

        The Company has a commitment to purchase, during the remainder of 2005, one engine and other engine-related equipment totaling approximately $7.0 million.

        In September 2005, the Company entered into two Letters of Intent to purchase four new engines for a gross purchase price of between $27.5 million and $30.7 million depending on thrust rating elected, for delivery from November 2005 to January 2007.

        In July 2004, one of the Company's engines (with a net investment of $1.9 million) was damaged while on lease to a customer. The Company continues negotiations with the manufacturer and believes recovery from either the manufacturer or the lessee for at least the book value of the damaged engine is probable.

        In May 2005, an aircraft on which one of the Company's engines was installed (with a net investment of $3.3 million) was involved in an incident. The Company has started negotiations to determine the extent of any damage to the engine as a result of the incident. We believe a full recovery for any damage is probable.

        In September 2005, one of the Company's new engines (with a net investment of $7.1 million) was shipped while improperly secured. The Company expects to incur an expense of $0.3 million to inspect the engine for damage to ensure preservation of the manufacturer's warranty. The company has filed a claim for reimbursement of this expense with the shipper. The Company expects a full recovery of this expense.

  (c) November 30, 2005 (unaudited)

        As of November 30, 2005, the company has extended the Sausalito office lease by two years; the lease is scheduled to expire on December 31, 2007. The remaining lease commitment for the Sausalito office for January 1, 2006 through December 31, 2007 is approximately $786,000.

(11) Employee Benefit Plans

  Employee Stock Purchase Plan

        The Company has a 1996 Employee Stock Purchase Plan (the "Purchase Plan") under which 175,000 shares of common stock have been reserved for issuance. This plan was effective in September 1996. Eligible employees may designate not more than 10% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan, and participants may purchase not more than 1,000 shares or $25,000 of common stock in any one calendar year. Each January 31 and July 31 shares of common stock are purchased with the employees' payroll deductions from the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price of the common stock on the date of entry into an offering period. In fiscal 2004 and 2003, 11,262 and 9,077 shares of common stock, respectively were issued under the Purchase Plan.

        The weighted average per share fair value of the employee's purchase rights under the Purchase Plan for the rights granted in 2004 and 2003 were $2.23 and $1.87, respectively.

  1996 Stock Option/Stock Issuance Plan

        In June 1996, the Board of Directors approved the 1996 Stock Option/Stock Issuance Plan (the "Plan"). The Plan was amended by the Stockholders and restated in May 2003, to provide for an increase in the number of shares reserved for issuance under the Plan from 2,525,000 shares to 3,025,000 shares. The plan includes a Discretionary Option Grant Program, a Stock Issuance Program and an Automatic Option Grant Program for eligible non-employee Board members. The stock options vest over a period determined by the Plan Administrator (usually 4 years), have a life of up to 10 years and the exercise price on grant is equal to the market value of the shares on that date.

        A summary of the activity under the plan is as follows:

	Options Outstanding
	Options Available for Grant	Options	Weighted Average Exercise Price	Weighted Average Fair Value
Balances at December 31, 2001	946,521	1,274,506	$7.67
Options granted	(317,542)	317,542	4.67	$2.63
Options canceled	54,636	(54,636)	5.37

Balances at December 31, 2002	683,615	1,537,412	$7.13
Additional options made available	500,000	—	—
Options granted	(447,210)	447,210	4.91	$2.84
Options exercised	—	(3,750)	5.54
Options canceled	68,222	(68,222)	9.85

Balance as of December 31, 2003	804,627	1,912,650	$6.52
Options granted	(25,817)	25,817	5.33
Options exercised	—	(140,298)	5.01	$5.91
Options canceled	33,449	(33,449)	7.44

Balance as of December 31, 2004	812,259	1,764,720	$6.61

        A summary of the outstanding, exercisable options and their weighted average exercise prices is as follows:

	Options	Weighted Average Exercise Price
At December 31, 2002	822,367	$8.63
At December 31, 2003	1,062,934	$7.63
At December 31, 2004	1,258,711	$7.19

        The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
From $1.30 to $5.01	709,076	7.47	$4.58	387,364	$4.29
From $5.07 to $6.05	620,157	5.81	5.43	448,780	5.48
From $6.50 to $22.12	435,487	4.87	11.58	422,567	11.67

From $1.30 to $22.12	1,764,720	6.25	$6.61	1,258,711	$7.19

  Employee 401(k) Plan

        The Company adopted The Willis 401(k) Plan (the "401(k) Plan") effective as of January 1997. The 401(k) Plan provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code. The 401(k) Plan is a contributory plan available to all full-time and part-time employees of the Company in the United States. In 2004, employees who participated in the 401(k) Plan could elect to defer and contribute to the 401(k) Plan up to 20% of pretax salary or wages up to $13,000 (or $16,000 for employees at least 50 years of age). The Company matches employee contributions up to 50% of 8% of the employee's salary which totaled $158,000 in 2004, $129,000 in 2003 and $94,000 in 2002.

(12) Quarterly Consolidated Financial Information (Unaudited)

        The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2004, 2003 and 2002 (in thousands, except per share data).

Fiscal 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)
Total revenue	$15,086	$15,057	$14,684	$17,112	$61,939
Net income (loss)	502	3,327	(245)	1,899	5,483
Basic earnings (loss) per common share	0.06	0.37	(0.03)	0.21	0.61
Diluted earnings (loss) per common share	0.05	0.36	(0.03)	0.20	0.59
Average common shares outstanding	8,856	8,908	8,959	8,975	8,925
Diluted average common shares outstanding	9,161	9,315	8,959	9,330	9,276
Fiscal 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)
Total revenue	$14,042	$15,612	$14,185	$16,030	$59,869
Net income	695	812	1,533	2,053	5,093
Basic earnings per common share	0.08	0.09	0.17	0.23	0.58
Diluted earnings per common share	0.08	0.09	0.17	0.23	0.57
Average common shares outstanding	8,836	8,838	8,841	8,844	8,840
Diluted average common shares outstanding	8,875	8,874	8,889	8,960	8,888
Fiscal 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)
Total revenue	$14,352	$13,408	$14,005	$14,114	$55,879
Net income	1,499	485	(42)	1,893	3,835
Basic earnings per common share	0.17	0.05	0.00	0.21	0.43
Diluted earnings per common share	0.17	0.05	0.00	0.21	0.43
Average common shares outstanding	8,828	8,830	8,832	8,834	8,831
Diluted average common shares outstanding	8,854	8,852	8,832	8,857	8,851

(13) Related Party and Similar Transactions

        The Company occasionally sells engines to and purchases materials from avioserv, the successor to a former subsidiary of the Company and a current subsidiary of T Group America. T Group America is owned by T Group (f/k/a SR Technics Group), an entity that is related to FlightTechnics LLC, which holds 14% of the Company's common stock. The Company also leases office space from avioserv with the lease term expiring October 31, 2005. During the year ended December 31, 2004, the Company sold one engine to avioserv at a net gain of $260,000. W. William Coon, Jr., a director of the Company, is a director of Flight Technics, LLC and T Group America. He is also Chairman of the Board of Directors of avioserv.

        Effective September 13, 2002, the Company entered into a consulting agreement with Hans Jorg Hunziker, a former executive of Flightlease AG, a wholly-owned subsidiary of SAir Group. Mr. Hunziker is a former Director of the Company having resigned from the Board on July 1, 2003. The agreement was for a one-year term ending September 13, 2003, and thereafter extended until January 2004 when it was terminated. Mr. Hunziker was to provide strategic advice and investigation into additional sources of capital in Europe.

        Gavarnie Holding, LLC, a Delaware Limited Liability Company ("Gavarnie") owned by Charles F. Willis, IV, purchased the stock of Aloha IslandAir, Inc., a Delaware Corporation, ("IslandAir") from Aloha AirGroup, Inc. ("Aloha") on May 11, 2004. Charles F. Willis, IV is the President, CEO and Chairman of the Board of Directors of the Company and owns approximately 34% of the Company's stock as of December 31, 2004. IslandAir leases five DeHaviland DHC-8-100 aircraft from the Company, under non-cancelable leases which generate lease revenue of approximately $2.5 million per year and have a net book value of $16.0 million, for remaining periods of between two and four years. IslandAir's obligations under four of these leases are guaranteed by Aloha. However, Aloha has recently filed for reorganization under Chapter 11 of the Bankruptcy Code and the Company expects Aloha's obligations under the guarantees to be discharged in this proceeding. Gavarnie is required to indemnify Aloha if a claim is made against Aloha in respect of its guarantees of IslandAir's leases from the Company.

        The Company entered into a Consignment Agreement dated April 30, 2004, with Avsets.com, Inc. to sell parts from a disassembled engine. J.T. Power LLC ("J.T. Power") has agreed to market these parts on behalf of Avsets.com, Inc. and also shares office space with Avsets.com, Inc. J.T. Power is an entity whose majority shareholder, Austin Willis, is the son of the President and Chief Executive Officer of the Company, and directly and indirectly, a shareholder of the Company. As of December 31, 2004, the book value of the parts consigned to Avsets.com is approximately $19,000.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Willis Lease Finance Corporation:

        Under date of March 18, 2005, except for Note 2(a) as to which the date is July 27, 2005 and Note 2(b) as to which the date is November 18, 2005 we reported on the consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule II, Valuation Accounts, in the prospectus. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

        In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP
San Francisco, California
March 18, 2005 except for Note 2(a) as to which the date is July 27, 2005 and Note 2(b) as to which the date is November 18, 2005

Schedule II
Valuation Accounts

Willis Lease Finance Corporation
Valuation Accounts
(in thousands)

	Balance at Beginning of period	Additions Charged to Expense	Recoveries	Deductions	Balance at End of Period
December 31, 2002
Accounts receivable, allowance for doubtful accounts	$175	$200	$—	$(76)	$299
December 31, 2003
Accounts receivable, allowance for doubtful accounts	299	112	53	(24)	440
December 31, 2004
Accounts receivable, allowance for doubtful accounts	440	—	17	(57)	400
September 30, 2005 (unaudited)
Accounts receivable, allowance for doubtful accounts	400	285	—	—	685

        You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or incorporated by reference is accurate only as of its respective date.

 Willis Lease Finance
Corporation

4,000,000 Shares

[        ]% Series A Cumulative
Redeemable Preferred Stock

Liquidation Preference $10.00
Per Share

PROSPECTUS

Ferris, Baker Watts
Incorporated

Wedbush Morgan Securities Inc.

                        , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.*

Amount
SEC registration fee	$4,922
Transfer agent and registrar fee	34,000
Printing expenses	40,000
Accountant fees	80,000
Counsel fees	350,000
Miscellaneous	191,000

Total	$699,922

*All such amounts are estimates, other than the SEC registration fee.

Item 14. Indemnification of Directors and Officers.

        To the fullest extent permitted by the Delaware General Corporation Law, our Amended Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of fiduciary duty as a director. Section 102 of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision that eliminates the personal liability of the directors of that corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of the Company's Bylaws provides for indemnification of its directors, officers, employees or agents to the maximum extent permitted under the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with its officers and directors, which are intended to provide the Registrant's officers and directors with indemnification to the maximum extent permitted under the Delaware General Corporation Law.

        At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of us.

Item 15. Recent Sales of Unregistered Securities.

        None.

Item 16. Exhibits and Financial Statements Schedules

EXHIBITS

Exhibit Number		Description
1.1	†	Form of Underwriting Agreement, dated as of [ ] [], 2005, by and between Ferris, Baker Watts, Incorporated, as representative of a group of underwriters, and the Company.
3.1		Certificate of Incorporation, dated March 12, 1998 together with Certificate of Amendment of Certificate of Incorporation, dated May 6, 1998 (incorporated by reference to Exhibits 4.01 and 4.02 on Form 8-K filed on June 23, 1998).
3.2		Bylaws, dated April 18, 2001 (incorporated by reference to Exhibit 3.2 on Form 10-K filed on March 31, 2005).
3.3		Amendment to Bylaws, dated November 13, 2001 (incorporated by reference to Exhibit 3.3 on Form 10-K filed on March 31, 2005).
4.1	†	Specimen of Series A Preferred Stock Certificate.
4.2	†	Form of Certificate of Designations of the Registrant with respect to the Series A Preferred Stock.
5.1	†	Opinion of Gibson, Dunn & Crutcher LLP, dated as of [ ] [], 2005.
10.1		Form of Indemnification Agreement entered into between the Company and its directors and officers (incorporated by reference to Exhibit 10.3 to Registration Statement No. 333-5126-LA filed on June 21, 1996).
10.2		Stockholders' Agreement, dated as of November 7, 2000, by and among the Company, Charles F. Willis, IV, CFW Partners, L.P., Austin Chandler Willis 1995 Irrevocable Trust and FlightTechnics LLC (incorporated by reference to Exhibit 10.8 on Form 8-K filed on November 13, 2000).
10.3		The Company's 1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 30, 2001 (incorporated by reference to Exhibit A of the Company's Proxy Statement filed on April 27, 2001).
10.4		The Company's 1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 1, 2003 (incorporated by reference to Exhibit 99.1 of the Company's Form S-8 filed on September 26, 2003).
10.5		Employment Agreement between the Company and Charles F. Willis IV dated November 7, 2000 (incorporated by reference to Exhibit 10.2 of the Company's report on Form 10-K for the year ended December 31, 2000).
10.6		Employment Agreement between the Company and Donald A. Nunemaker dated November 21, 2000 (incorporated by reference to Exhibit 10.3 of the Company's report on Form 10-K for the year ended December 31, 2000).
10.7		Employment contract between the Company and Monica J. Burke dated June 21, 2002 (incorporated by reference to Exhibit 10.5 to the Company's report on Form 10-Q for the quarter ended June 30, 2002).
10.8		Independent Contractor Agreement between the Company and Hans Joerg Hunziker dated September 13, 2002 (incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.9		Employment Agreement between the Company and Thomas C. Nord dated September 19, 2005 (incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K filed on September 23, 2005).
10.10		Employment Offer Letter dated as of September 13, 2005 between Steven Oldenburg and the Company.
10.11		The Company's Deferred Compensation Plan Effective as of July 1, 2001 (incorporated by reference to Exhibit 10.45 to the Company's report on Form 10-K/A for the year ended December 31, 2004).

10.12	Eighth Amendment to the Note Purchase Agreement, dated as of May 3, 2002, by and among the Company, WLFC Funding Corporation and Variable Funding Capital Corporation (incorporated by reference to Exhibit 10.24 to the Company's report on Form 10-Q for the quarter ended June 30, 2002).
10.13	Class A Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclay's Bank PLC dated as of September 12, 2002 (incorporated by reference to Exhibit 10.29 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.14	Class B Note Purchase Agreement among Willis Engine Funding LLC, the Company, Fortis Bank (Nederland) N.V., and Barclay's Bank PLC dated as of September 12, 2002 (incorporated by reference to Exhibit 10.30 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.15	Custodial Agreement by and among BNY Midwest Trust Company, Willis Engine Funding LLC, the Company, The Bank of New York and Barclay's Bank PLC dated as of September 12, 2002 (incorporated by reference to Exhibit 10.32 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.16*	Amended and Restated Contribution and Sale Agreement between the Company and Willis Engine Funding LLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.27 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.17*	Amended and Restated Series 2002-1 Supplement between Willis Engine Funding LLC and The Bank of New York dated as of December 13, 2002 (incorporated by reference to Exhibit 10.28 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.18	Amended and Restated Guaranty between the Company, Barclays Bank PLC and Fortis Bank (Nederland) N.V. dated as of December 13, 2002 (incorporated by reference to Exhibit 10.29 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.19*	Amended and Restated Administration Agreement among Willis Engine Funding LLC, the Company, Barclays Bank PLC and The Bank of New York dated as of December 13, 2002 (incorporated by reference to Exhibit 10.30 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.20	Amended and Restated Subclass A-1 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.31 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.21	Subclass A-2 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.32 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.22	Amended and Restated Subclass B-1 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Fortis Bank (Nederland) N.V. and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.33 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.23	Subclass B-2 Note Purchase Agreement among Willis Engine Funding LLC, the Company and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.24	Amended and Restated Indenture between Willis Engine Funding LLC, and The Bank of New York dated as of December 13, 2002 (incorporated by reference to Exhibit 10.35 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.25	Amended and Restated Servicing Agreement between the Company and Willis Engine Funding LLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.36 to the Company's report on Form 10-K for the year ended December 31, 2002).

10.26*	First Supplemental Indenture between Willis Engine Funding LLC and the Bank of New York dated October 10, 2003 (incorporated by reference to Exhibit 10.33 to the Company's report on Form 10-Q for the quarter ended September 30, 2003).
10.27*	First Amendment to Series Supplement between Willis Engine Funding LLC and the Bank of New York dated October 10, 2003. Incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-Q for the quarter ended September 30, 2003.
10.28	Amendment No. 1 to Note Purchase Agreements between Willis Lease Finance Corporation, Willis Engine Funding LLC, Sheffield Receivables Corporation, Fortis Bank (Nederland) N.V., and Barclays Bank plc dated October 10, 2003 (incorporated by reference to Exhibit 10.35 to the Company's report on Form 10-Q for the quarter ended September 30, 2003).
10.29*	Amended and Restated Credit Agreement, dated as of June 29, 2004 among Willis Lease Finance Corporation, and Certain Banking Institutions Named Herein with National City Bank and Fortis Bank (Nederland) N.V. (incorporated by reference to Exhibit 10.39 of the Company's Form 10-Q for the quarter ended June 30, 2004).
10.30	First Amendment to Amended and Restated Credit Agreement dated as of September 24, 2004 among the Company, National City Bank, Fortis Bank (Nederland) N.V. and CDC Finance—CDC IXIS (incorporated by reference to Exhibit 10.41 of the Company's Form 10-Q for the quarter ended September 30, 2004).
10.31	Letter Agreement dated September 30, 2004 between the Company, Willis Engine Funding LLC, The Bank of New York, Sheffield Receivables Corporation, Barclays Bank PLC and Fortis Bank (Nederland) N.V. to extend the Company's warehouse facility (incorporated by reference to Exhibit 10.42 of the Company' Form 10-Q for the quarter ended September 30, 2004).
10.32	Loan and Aircraft Security Agreement dated October 29, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.42 of the Company's report in Form 10-K for the year ended December 31, 2004).
10.33	Second Amendment to Amended and Restated Credit Agreement dated as of December 9, 2004 among Willis Lease Finance Corporation, National City Bank, Certain Named Banking Institutions and Fortis Bank (Nederland) N.V. (incorporated by reference to Exhibit 10.43 of the Company's report in Form 10-K for the year ended December 31, 2004).
10.34	Amendment No. 1 to Loan and Aircraft Security Agreement dated as of December 9, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.44 of the Company's report in Form 10-K for the year ended December 31, 2004).
10.35	Third Amendment to Amended and Restated Credit Agreement dated as November 29, 2005 among Willis Lease Finance Corporation, National City Bank, Certain Named Banking Institutions and Fortis Bank (Nederland) N.V.
10.36	Fourth Amendment to Amended and Restated Credit Agreement dated as December 13, 2005 among Willis Lease Finance Corporation, National City Bank, Certain Named Banking Institutions and Fortis Bank (Nederland) N.V.
10.37*	Asset Transfer Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, and WEST Engine Funding LLC (incorporated by reference to Exhibit 10.34 of the Company's report in Form 10-Q filed on November 29, 2005).
10.38	Series A1 Note Purchase Agreement, dated as of July 28, 2005, among the Company, Willis Engine Securitization Trust, UBS Securities LLC and UBS Limited (incorporated by reference to Exhibit 10.35 of the Company's report in Form 10-Q filed on November 29, 2005).
10.39	Series 2005 B1 Note Purchase Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, Fortis Capital and HSH Nordbank AG (incorporated by reference to Exhibit 10.36 of the Company's report in Form 10-Q filed on November 29, 2005).

10.40*	Series A2 Note Purchase Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, Fortis Capital and HSH Nordbank AG (incorporated by reference to Exhibit 10.37 of the Company's report in Form 10-Q filed on November 29, 2005).
10.41*	Series B2 Note Purchase Agreement, dated as of August 9, 2005 among the Company, Willis Engine Securitization Trust, Fortis Capital and HSH Nordbank AG (incorporated by reference to Exhibit 10.38 of the Company's report in Form 10-Q filed on November 29, 2005).
10.42*	Indenture, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.39 of the Company's report in Form 10-Q filed on November 29, 2005).
10.43	Series A1 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.40 of the Company's report in Form 10-Q filed on November 29, 2005).
10.44	Series B1 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.41 of the Company's report in Form 10-Q filed on November 29, 2005).
10.45*	Series A2 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.42 of the Company's report in Form 10-Q filed on November 29, 2005).
10.46*	Series B2 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.43 of the Company's report in Form 10-Q filed on November 29, 2005).
10.47	Servicing Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, WEST Engine Funding and 59 engine owning trusts named therein (incorporated by reference to Exhibit 10.44 of the Company's report in Form 10-Q filed on November 29, 2005).
10.48	Administrative Agency Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, WEST Engine Funding and 59 engine owning trusts named therein (incorporated by reference to Exhibit 10.45 of the Company's report in Form 10-Q filed on November 29, 2005).
10.49†	Limited Liability Company Agreement of WOLF A340 LLC, dated as of December 8, 2005, between Oasis International Leasing (USA), Inc. and the Company.
10.50†	Sale and Purchase Agreement (139), dated as of December 9, 2005, between Boeing Aircraft Holding Company and WOLF A340 LLC.
10.51†	Sale and Purchase Agreement (149), dated as of December 9, 2005, between Boeing Aircraft Holding Company and WOLF A340 LLC.
11.1	Statement re Computation of Per Share Earnings
12.1	Statements re Computation of Ratios
21.1	Subsidiaries of the Company
23.1	Consent of KPMG LLP
23.2 †	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (incorporated by reference to signature page to Form S-1)

*
Portions of these exhibits have been omitted pursuant to a request for confidential treatment and the redacted material has been filed separately with the Commission.

†
To be filed by amendment.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fideoffering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sausalito, State of California on December 19, 2005.

WILLIS LEASE FINANCE CORPORATION
By:	/s/ CHARLES F. WILLIS, IV Charles F. Willis, IV Chief Executive Officer and Director

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles F. Willis, IV and Robert M. Warwick, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any and all Registration Statements filed pursuant to Section 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ CHARLES F. WILLIS, IV Charles F. Willis, IV	Chief Executive Officer and Director (Principal Executive Officer)	December 19, 2005
/s/ MONICA J. BURKE Monica J. Burke	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 19, 2005
/s/ ROBERT. M. WARWICK Robert M. Warwick	Director of Finance and Chief Accounting Officer (Principal Accounting Officer)	December 19, 2005
/s/ GÉRARD LAVIEC Gérard Laviec	Director	December 19, 2005
/s/ WILLIAM M. LEROY William M. Leroy	Director	December 19, 2005
/s/ GLENN L. HICKERSON Glenn L. Hickerson	Director	December 19, 2005
/s/ W. WILLIAM COON W. William Coon	Director	December 19, 2005

EXHIBITS

Exhibit Number		Description
1.1	†	Form of Underwriting Agreement, dated as of [ ] [], 2005, by and between Ferris, Baker Watts, Incorporated, as representative of a group of underwriters, and the Company.
3.1		Certificate of Incorporation, dated March 12, 1998 together with Certificate of Amendment of Certificate of Incorporation, dated May 6, 1998 (incorporated by reference to Exhibits 4.01 and 4.02 on Form 8-K filed on June 23, 1998).
3.2		Bylaws, dated April 18, 2001 (incorporated by reference to Exhibit 3.2 on Form 10-K filed on March 31, 2005).
3.3		Amendment to Bylaws, dated November 13, 2001 (incorporated by reference to Exhibit 3.3 on Form 10-K filed on March 31, 2005).
4.1	†	Specimen of Series A Preferred Stock Certificate.
4.2	†	Form of Certificate of Designations of the Registrant with respect to the Series A Preferred Stock.
5.1	†	Opinion of Gibson, Dunn & Crutcher LLP, dated as of [ ] [], 2005.
10.1		Form of Indemnification Agreement entered into between the Company and its directors and officers (incorporated by reference to Exhibit 10.3 to Registration Statement No. 333-5126-LA filed on June 21, 1996).
10.2		Stockholders' Agreement, dated as of November 7, 2000, by and among the Company, Charles F. Willis, IV, CFW Partners, L.P., Austin Chandler Willis 1995 Irrevocable Trust and FlightTechnics LLC (incorporated by reference to Exhibit 10.8 on Form 8-K filed on November 13, 2000).
10.3		The Company's 1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 30, 2001 (incorporated by reference to Exhibit A of the Company's Proxy Statement filed on April 27, 2001).
10.4		The Company's 1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 1, 2003 (incorporated by reference to Exhibit 99.1 of the Company's Form S-8 filed on September 26, 2003).
10.5		Employment Agreement between the Company and Charles F. Willis IV dated November 7, 2000 (incorporated by reference to Exhibit 10.2 of the Company's report on Form 10-K for the year ended December 31, 2000).
10.6		Employment Agreement between the Company and Donald A. Nunemaker dated November 21, 2000 (incorporated by reference to Exhibit 10.3 of the Company's report on Form 10-K for the year ended December 31, 2000).
10.7		Employment contract between the Company and Monica J. Burke dated June 21, 2002 (incorporated by reference to Exhibit 10.5 to the Company's report on Form 10-Q for the quarter ended June 30, 2002).
10.8		Independent Contractor Agreement between the Company and Hans Joerg Hunziker dated September 13, 2002 (incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.9		Employment Agreement between the Company and Thomas C. Nord dated September 19, 2005 (incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K filed on September 23, 2005).
10.10		Employment Offer Letter dated as of September 13, 2005 between Steven Oldenburg and the Company.
10.11		The Company's Deferred Compensation Plan Effective as of July 1, 2001 (incorporated by reference to Exhibit 10.45 to the Company's report on Form 10-K/A for the year ended December 31, 2004).
10.12		Eighth Amendment to the Note Purchase Agreement, dated as of May 3, 2002, by and among the Company, WLFC Funding Corporation and Variable Funding Capital Corporation (incorporated by reference to Exhibit 10.24 to the Company's report on Form 10-Q for the quarter ended June 30, 2002).

10.13		Class A Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclay's Bank PLC dated as of September 12, 2002 (incorporated by reference to Exhibit 10.29 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.14		Class B Note Purchase Agreement among Willis Engine Funding LLC, the Company, Fortis Bank (Nederland) N.V., and Barclay's Bank PLC dated as of September 12, 2002 (incorporated by reference to Exhibit 10.30 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.15		Custodial Agreement by and among BNY Midwest Trust Company, Willis Engine Funding LLC, the Company, The Bank of New York and Barclay's Bank PLC dated as of September 12, 2002 (incorporated by reference to Exhibit 10.32 to the Company's report on Form 10-Q for the quarter ended September 30, 2002).
10.16	*	Amended and Restated Contribution and Sale Agreement between the Company and Willis Engine Funding LLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.27 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.17	*	Amended and Restated Series 2002-1 Supplement between Willis Engine Funding LLC and The Bank of New York dated as of December 13, 2002 (incorporated by reference to Exhibit 10.28 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.18		Amended and Restated Guaranty between the Company, Barclays Bank PLC and Fortis Bank (Nederland) N.V. dated as of December 13, 2002 (incorporated by reference to Exhibit 10.29 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.19	*	Amended and Restated Administration Agreement among Willis Engine Funding LLC, the Company, Barclays Bank PLC and The Bank of New York dated as of December 13, 2002 (incorporated by reference to Exhibit 10.30 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.20		Amended and Restated Subclass A-1 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.31 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.21		Subclass A-2 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Sheffield Receivables Corporation and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.32 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.22		Amended and Restated Subclass B-1 Note Purchase Agreement among Willis Engine Funding LLC, the Company, Fortis Bank (Nederland) N.V. and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.33 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.23		Subclass B-2 Note Purchase Agreement among Willis Engine Funding LLC, the Company and Barclays Bank PLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.24		Amended and Restated Indenture between Willis Engine Funding LLC, and The Bank of New York dated as of December 13, 2002 (incorporated by reference to Exhibit 10.35 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.25		Amended and Restated Servicing Agreement between the Company and Willis Engine Funding LLC dated as of December 13, 2002 (incorporated by reference to Exhibit 10.36 to the Company's report on Form 10-K for the year ended December 31, 2002).
10.26	*	First Supplemental Indenture between Willis Engine Funding LLC and the Bank of New York dated October 10, 2003 (incorporated by reference to Exhibit 10.33 to the Company's report on Form 10-Q for the quarter ended September 30, 2003).
10.27	*	First Amendment to Series Supplement between Willis Engine Funding LLC and the Bank of New York dated October 10, 2003 (incorporated by reference to Exhibit 10.34 to the Company's report on Form 10-Q for the quarter ended September 30, 2003).

10.28		Amendment No. 1 to Note Purchase Agreements between Willis Lease Finance Corporation, Willis Engine Funding LLC, Sheffield Receivables Corporation, Fortis Bank (Nederland) N.V., and Barclays Bank plc dated October 10, 2003 (incorporated by reference to Exhibit 10.35 to the Company's report on Form 10-Q for the quarter ended September 30, 2003).
10.29	*	Amended and Restated Credit Agreement, dated as of June 29, 2004 among Willis Lease Finance Corporation, and Certain Banking Institutions Named Herein with National City Bank and Fortis Bank (Nederland) N.V. (incorporated by reference to Exhibit 10.39 of the Company's Form 10-Q for the quarter ended June 30, 2004).
10.30		First Amendment to Amended and Restated Credit Agreement dated as of September 24, 2004 among the Company, National City Bank, Fortis Bank (Nederland) N.V. and CDC Finance—CDC IXIS (incorporated by reference to Exhibit 10.41 of the Company's Form 10-Q for the quarter ended September 30, 2004).
10.31		Letter Agreement dated September 30, 2004 between the Company, Willis Engine Funding LLC, The Bank of New York, Sheffield Receivables Corporation, Barclays Bank PLC and Fortis Bank (Nederland) N.V. to extend the Company's warehouse facility (incorporated by reference to Exhibit 10.42 of the Company' Form 10-Q for the quarter ended September 30, 2004).
10.32		Loan and Aircraft Security Agreement dated October 29, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.42 of the Company's report in Form 10-K for the year ended December 31, 2004).
10.33		Second Amendment to Amended and Restated Credit Agreement dated as of December 9, 2004 among Willis Lease Finance Corporation, National City Bank, Certain Named Banking Institutions and Fortis Bank (Nederland) N.V. (incorporated by reference to Exhibit 10.43 of the Company's report in Form 10-K for the year ended December 31, 2004).
10.34		Amendment No. 1 to Loan and Aircraft Security Agreement dated as of December 9, 2004 between Fleet Capital Corporation and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.44 of the Company's report in Form 10-K for the year ended December 31, 2004).
10.35		Third Amendment to Amended and Restated Credit Agreement dated as November 29, 2005 among Willis Lease Finance Corporation, National City Bank, Certain Named Banking Institutions and Fortis Bank (Nederland) N.V.
10.36		Fourth Amendment to Amended and Restated Credit Agreement dated as December 13, 2005 among Willis Lease Finance Corporation, National City Bank, Certain Named Banking Institutions and Fortis Bank (Nederland) N.V.
10.37	*	Asset Transfer Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, and WEST Engine Funding LLC (incorporated by reference to Exhibit 10.34 of the Company's report in Form 10-Q filed on November 29, 2005).
10.38		Series A1 Note Purchase Agreement, dated as of July 28, 2005, among the Company, Willis Engine Securitization Trust, UBS Securities LLC and UBS Limited (incorporated by reference to Exhibit 10.35 of the Company's report in Form 10-Q filed on November 29, 2005).
10.39		Series 2005 B1 Note Purchase Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, Fortis Capital and HSH Nordbank AG (incorporated by reference to Exhibit 10.36 of the Company's report in Form 10-Q filed on November 29, 2005).
10.40	*	Series A2 Note Purchase Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, Fortis Capital and HSH Nordbank AG (incorporated by reference to Exhibit 10.37 of the Company's report in Form 10-Q filed on November 29, 2005).
10.41	*	Series B2 Note Purchase Agreement, dated as of August 9, 2005 among the Company, Willis Engine Securitization Trust, Fortis Capital and HSH Nordbank AG (incorporated by reference to Exhibit 10.38 of the Company's report in Form 10-Q filed on November 29, 2005).

10.42	*	Indenture, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.39 of the Company's report in Form 10-Q filed on November 29, 2005).
10.43		Series A1 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.40 of the Company's report in Form 10-Q filed on November 29, 2005).
10.44		Series B1 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.41 of the Company's report in Form 10-Q filed on November 29, 2005).
10.45	*	Series A2 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.42 of the Company's report in Form 10-Q filed on November 29, 2005).
10.46	*	Series B2 Indenture Supplement, dated August 9, 2005, by and between Willis Engine Securitization Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.43 of the Company's report in Form 10-Q filed on November 29, 2005).
10.47		Servicing Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, WEST Engine Funding and 59 engine owning trusts named therein (incorporated by reference to Exhibit 10.44 of the Company's report in Form 10-Q filed on November 29, 2005).
10.48		Administrative Agency Agreement, dated as of August 9, 2005, among the Company, Willis Engine Securitization Trust, WEST Engine Funding and 59 engine owning trusts named therein (incorporated by reference to Exhibit 10.45 of the Company's report in Form 10-Q filed on November 29, 2005).
10.49	†	Limited Liability Company Agreement of WOLF A340 LLC, dated as of December 8, 2005, between Oasis International Leasing (USA), Inc. and the Company.
10.50	†	Sale and Purchase Agreement (139), dated as of December 9, 2005, between Boeing Aircraft Holding Company and WOLF A340 LLC.
10.51	†	Sale and Purchase Agreement (149), dated as of December 9, 2005, between Boeing Aircraft Holding Company and WOLF A340 LLC.
11.1		Statement re Computation of Per Share Earnings
12.1		Statements re Computation of Ratios
21.1		Subsidiaries of the Company
23.1		Consent of KPMG LLP
23.2	†	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1 hereto)
24.1		Power of Attorney (incorporated by reference to signature page to Form S-1)

*
Portions of these exhibits have been omitted pursuant to a request for confidential treatment and the redacted material has been filed separately with the Commission.

†
To be filed by amendment.

QuickLinks

SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS AND DISTRIBUTIONS
BUSINESS
SELECTED AND SUPPLEMENTARY CONSOLIDATED FINANCIAL DATA
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES Consolidated Condensed Statements of Income (in thousands, except per share data)
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (in thousands, except share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
DESCRIPTION OF SERIES A PREFERRED STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share data)
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (In thousands)
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004 (In thousands, unaudited)
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Willis Lease Finance Corporation Valuation Accounts (in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
EXHIBITS
SIGNATURES
EXHIBITS